Filed Pursuant to Rule 424(b)(4)
SEC File No. 333-207031

PROSPECTUS

6,000,000 Shares

Dave & Buster’s Entertainment, Inc.

Common Stock

The selling stockholders named in this prospectus are offering 6,000,000 shares of our common stock. We will not receive any proceeds from the sale of common stock to be offered by the selling stockholders. See “Use of Proceeds.” Our common stock is listed on The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “PLAY.” On September 30, 2015, the last sale price of our common stock as reported on NASDAQ was $37.83 per share.

Dave & Buster’s Entertainment, Inc. is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$37.00	$222,000,000
Underwriting discounts and commissions (1)	$1.3875	$8,325,000
Proceeds to the selling stockholders, before expenses	$35.6125	$213,675,000

(1)	We refer you to “Underwriting” beginning on page 116 of this prospectus for additional information regarding total underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about October 6, 2015. The selling stockholders named in this prospectus have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional 900,000 shares of our common stock.

Jefferies	Piper Jaffray

William Blair	Raymond James	Stifel
BMO Capital Markets

Prospectus dated September 30, 2015.

DAVE & BUSTER'S®

EAT. DRINK. PLAY. WATCH.®

© DAVE & BUSTER'S

DAVE & BUSTER’S R
EAT. DRINK. PLAY. WATCH. R
C DAVE & BUSTER’S

You should rely only on the information contained in this prospectus or in any free writing prospectus we have prepared. Neither we, the selling stockholders nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

BASIS OF PRESENTATION

Dave & Buster’s Entertainment, Inc. (“D&B Entertainment”) owns no significant assets or operations other than all the common stock of Dave & Buster’s Holdings, Inc, (“D&B Holdings”). D&B Holdings owns no significant assets or operations other than the ownership of all the common stock of Dave & Buster’s, Inc. (“D&B Inc”). References to the “Company”, “we”, “us”, and “our” refer to D&B Entertainment and its subsidiaries and any predecessor companies. All material intercompany accounts and transactions have been eliminated in consolidation. The Company’s activities are conducted through D&B Inc. D&B Inc owns and operates high-volume venues in North America that combine dining and entertainment for both adults and families.

We operate on a 52 or 53 week fiscal year that ends on the Sunday after the Saturday closest to January 31. Each quarterly period has 13 weeks, except in a 53 week year when the fourth quarter has 14 weeks. All fiscal years presented herein consist of 52 weeks, except fiscal year 2012, which consisted of 53 weeks. All references to “2015,” “fiscal 2015,” “fiscal year 2015” or similar references relate to the 52 week period ending January 31, 2016. All references to “2014,” “fiscal 2014,” “fiscal year 2014” or similar references relate to the 52 week period ended February 1, 2015. All references to “2013,” “fiscal 2013,” “fiscal year 2013” or similar references relate to the 52 week period ended February 2, 2014. All references to “2012,” “fiscal 2012,” “fiscal year 2012” or similar references relate to the 53 week period ended February 3, 2013. All references to “2011,” “fiscal 2011,” “fiscal year 2011” or similar references relate to the 52 week period ended January 29, 2012. All references to “2010,” “fiscal 2010,” “fiscal year 2010” or similar references relate to the combined results of the 244 day period ended January 30, 2011 and the 120 day period ended May 31, 2010.

On June 1, 2010, D&B Entertainment, a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds”) acquired all of the outstanding common stock of D&B Holdings. Generally accepted accounting principles in the United States (“GAAP”) require operating results prior to the acquisition to be presented or referred to as Predecessor’s results in the historical financial statements. Operating results subsequent to the acquisition are presented or referred to as Successor’s results in the historical financial statements. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of the combined results with other annual periods presented.

In October 2014, we amended and restated our certificate of incorporation to increase our authorized share capital to 450,000,000 shares of stock, including 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each with a par value of $0.01 per share and to split our common stock 224.9835679 for 1. Additionally, we completed our initial public offering (the “IPO”) of 6,764,705 shares of common stock at a price of $16.00 per share. Unless otherwise noted herein, historic share data has been adjusted to give effect to the stock split.

In February 2015, we completed a follow-on offering of 7,590,000 shares of our common stock (including the full exercise of the underwriters’ overallotment option to purchase an additional 990,000 shares) at a price of $29.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 300,151 options were exercised at a weighted average price of $4.49. We issued new shares in satisfaction of this exercise. We received $1.3 million upon the exercise of options which were sold as part of such offering.

In May 2015, we completed another follow-on offering of 9,775,000 shares of our common stock (including the full exercise of the underwriters’ overallotment option to purchase an additional 1,275,000 shares) at a price of $31.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 853,155 options were exercised at a weighted average price of $4.46. We issued 604,743 new shares and utilized 248,412 treasury shares in satisfaction of this exercise. We received $3.8 million upon the exercise of options which were sold as part of such offering.

Comparable store data presented in this prospectus represents the year-over-year change in sales at company-operated stores open at the end of the period which have been open at least 18 months as of the beginning of each of the relevant fiscal years. Fiscal 2014 comparable store and count data excludes our location in Kensington/Bethesda, Maryland (“Bethesda”), which permanently closed on August 12, 2014. Our Farmingdale (Long Island),

New York (“Farmingdale”) store which closed on February 8, 2015, subsequent to our fiscal 2014 year end, is included in comparable store and count data for periods prior to February 2, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Certain financial measures presented in this prospectus, such as Adjusted EBITDA, Adjusted EBITDA Margin, Store-level EBITDA and Store-level EBITDA margin, are not recognized terms under GAAP. These measures exclude a number of significant items, including our interest expense and depreciation and amortization expense. For a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see “Prospectus Summary—Summary Historical Financial and Other Data.” We define high-volume dining and entertainment venues as those open for at least one full year and with average store revenues in excess of $5.0 million and define year one cash-on-cash return as year one Store-level EBITDA exclusive of allocated national marketing costs divided by net development costs. Net development costs include equipment, building, leasehold and site costs, net of tenant improvement allowances received or receivable from landlords, and exclude pre-opening costs and capitalized interest.

This prospectus also contains information regarding customer feedback, customer satisfaction, customer demographics and other similar items. This information is based upon data collected by us during the periods presented. This information is reported voluntarily by our customers and thus represents responses from only a portion of the total number of our customers. We have not independently verified any of the demographic information collected from our customers. Over the periods presented, we have changed the form of reward for completing a survey, which resulted in an increase in the percentage of completed surveys, but we do not believe this has materially impacted the results. In addition, over the periods presented, we have added and deleted questions from the questionnaires, but have not made any changes to questions eliciting responses relating to the results presented in the prospectus. We use the information collected as one measure of the performance of our stores and use it to assess the success of our initiatives to improve the quality of the product we offer.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Our registered trademarks include Dave & Buster’s®, Power Card®, Eat Drink Play®, Eat Drink Play Watch® and Eat & Play Combo®. Other trademarks, service marks and trade names used in this prospectus are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights (or the rights of the applicable licensors) to these trademarks, service marks and trade names.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we derived from internal company records, publicly available information and industry publications and surveys such as reports from KNAPP-TRACK. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus. You should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

KNAPP-TRACK is a monthly sales and customer count tracking service for the full-service restaurant industry in the United States, which tracks over 10,400 restaurants with over $32.1 billion in total sales. Each monthly KNAPP-TRACK report aggregates the change in comparable restaurant sales and customer counts compared to the same month in the preceding year from the competitive set of participants in the full service restaurant industry. We, as well as other restaurants, use the data included in the monthly KNAPP-TRACK report as one way of benchmarking our performance.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. Before making an investment decision, you should read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere herein. You should also carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information that is subject to risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”

Company Overview

We are a leading owner and operator of high-volume venues in North America that combine dining and entertainment for both adults and families. The core of our concept is to offer our customers the opportunity to “Eat Drink Play and Watch” all in one location. Eat and Drink are offered through a full menu of “Fun American New Gourmet” entrées and appetizers and a full selection of non-alcoholic and alcoholic beverages. Our Play and Watch offerings provide an extensive assortment of entertainment attractions centered around playing games and watching live sports and other televised events. Our customer mix skews moderately to males, primarily between the ages of 21 and 39, and we believe we also serve as an attractive venue for families with children and teenagers. We believe we appeal to a diverse customer base by providing a highly customizable experience in a dynamic and fun setting.

As of September 15, 2015, we owned and operated 77 stores in 30 states and Canada. For the fiscal year ended February 1, 2015, we generated total revenues of $746.8 million, Adjusted EBITDA of $165.1 million (representing an Adjusted EBITDA margin of 22.1%) and net income of $7.6 million. For the twenty-six weeks ended August 2, 2015 and August 3, 2014, we generated total revenues of $440.0 million and $376.2 million, respectively, Adjusted EBITDA of $114.6 million and $89.1 million, respectively, and net income of $32.1 million and net loss of $2.4 million, respectively. For fiscal 2013 and fiscal 2012, we generated total revenues of $635.6 million and $608.1 million, respectively, Adjusted EBITDA of $134.8 million and $120.5 million, respectively, and net income of $2.2 million and $8.8 million, respectively. From fiscal 2012 to fiscal 2014, total revenues and Adjusted EBITDA grew at a compound annual growth rate (“CAGR”) of 10.8% and 17.1%, respectively. We generated comparable store sales increases of 10.4%, 7.3%, 1.0% and 3.0% in the twenty-six weeks ended August 2, 2015 and in fiscal 2014, 2013 and 2012, respectively.

Total Revenues ($mm)		Adjusted EBITDA & Margin ($mm)

Twenty-six weeks ended August 3, 2014	Twenty-six weeks ended August 2, 2015	Twenty-six weeks ended August 3, 2014	Twenty-six weeks ended August 2, 2015

Stores: 69	76

As a key feature of our business model, 51.9% of our total revenues for fiscal 2014 were from our amusement offerings, which have a relatively low variable cost component and contributed a gross margin of 86.0%. Combined with our food and beverage revenues, which comprised 48.1% of our total revenues and contributed a gross margin of 74.3% for fiscal 2014, we generated a total gross margin of 80.4%.

The formats and square footage of our stores are flexible, which we believe allows us to size new stores appropriately for each market as we grow. Our stores average 44,000 square feet and range in size between 16,000 and 66,000 square feet. We believe we have an attractive store economic model that enables us to generate high average store revenues and Store-level EBITDA. For our 57 comparable stores in fiscal 2014, our average revenues per store were $10.8 million, average Store-level EBITDA was $3.0 million and average Store-level EBITDA margin was 27.8%. Furthermore, for that same period, all of our comparable stores had positive Store-level EBITDA, with 91.2% of our stores generating more than $1.0 million of Store-level EBITDA each and 70.2% of our stores generating more than $2.0 million of Store-level EBITDA each.

Eat Drink Play and Watch—All Under One Roof

When our founders opened our first location in Dallas, Texas in 1982, they sought to create a brand with a fun, upbeat atmosphere providing interactive entertainment options for adults and families, while serving high-quality food and beverages. Since then we have followed the same principle for each new store, and in doing so we believe we have developed a distinctive brand based on our customer value proposition: “Eat Drink Play and Watch.” The interaction between playing games, watching sports, dining and enjoying our full-service bar areas is the defining feature of the Dave & Buster’s customer experience, and the layout of each store is designed to promote crossover between these activities. We believe this combination creates an experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. Our locations are also designed to accommodate private parties, business functions and other corporate-sponsored events.

Eat

We seek to distinguish our food menu from other casual dining concepts with our strategy of offering “Fun American New Gourmet” entrées and appetizers. Our “Fun American New Gourmet” menu is intended to appeal to a broad spectrum of customers and include classic “American” offerings with a fun twist. We believe we offer high-quality meals, including gourmet pastas, choice-grade steaks, premium sandwiches, decadent desserts and health-conscious entrée options that compare favorably to those of other higher end casual dining operators. We believe our broad menu offers something for everyone and captures full meal, snacking and sports-viewing occasions. We plan to introduce new menu items three times per year that we believe reinforce the fun of the Dave & Buster’s brand. Our food revenues, which include non-alcoholic beverages, accounted for 67.6% of our food and beverage revenues and 32.5% of our total revenues during fiscal 2014.

Drink

Each of our locations also offers full bar service, including a variety of beers, signature cocktails, and premium spirits. We continually strive to innovate our beverage offering, adding new beverages three times per year, including the introduction of fun beverage platforms such as our adult Snow Cones, CoronaRitas and Berry Blocks cocktails. Beverage service is typically available throughout the entire store, allowing for multiple sales opportunities. We believe that our high margin beverage offering is complementary to each of the Eat, Play and Watch aspects of our brand. Our alcoholic beverage revenues accounted for 32.4% of our total food and beverage revenues and 15.6% of our total revenues during fiscal 2014.

Play

The games in our Midway are a key aspect of the Dave & Buster’s entertainment experience, which we believe is the core differentiating feature of our brand. The Midway in each of our stores is an area where we offer a wide array of amusement and entertainment options, typically with over 150 redemption and simulation games. Our amusement and other revenues accounted for 51.9% of our total revenues during fiscal 2014. Redemption games, which represented 79.7% of our amusement and other revenues in fiscal 2014, offer our customers the opportunity to win tickets that are redeemable at our “Winner’s Circle,” a retail-style space in our stores where customers can redeem the tickets won through play of our redemption games for prizes ranging from branded novelty items to high-end electronics. We believe this “opportunity to win” creates a fun and highly energized social experience that is an important aspect of the Dave & Buster’s in-store experience and cannot be easily replicated at home. Our video and simulation games, many of which can be played by multiple customers simultaneously and include some of the latest high-tech games commercially available, represented 16.3% of our amusement and other revenues in fiscal 2014. Other traditional amusements represented the remainder of our amusement and other revenues in fiscal 2014.

Watch

Sports-viewing is another key component of the entertainment experience at Dave & Buster’s. All of our stores have multiple large screen televisions and high quality audio systems providing customers with a venue for watching live sports and other televised events. In fiscal 2010, we initiated a program that evolved into “D&B Sports,” which is a more immersive viewing environment that provides customers with an average of 40 televisions, including 100+ inch high definition televisions, to watch televised events and enjoy our full bar and extensive food menu. We believe that we have created an attractive and comfortable environment that includes a differentiated and interactive viewing experience that offers a new reason for customers to visit Dave & Buster’s. Through continued development of the D&B Sports concept in new stores and additional renovations of existing stores, our goal is to build awareness of D&B Sports as “the best place to watch sports” and the “only place to watch the games and play the games.”

Our Company’s Core Strengths

We believe we benefit from the following strengths:

Strong, Distinctive Brand With Broad Customer Appeal. We believe that the multi-faceted customer experience of “Eat Drink Play and Watch” at Dave & Buster’s, supported by our national marketing, has helped us create a widely recognized brand with no direct national competitor that combines all four elements in the same way. In markets where we have stores, over 93% of casual dining consumers stated that they are aware of our brand as a dining and entertainment venue. Our customer research shows that our brand appeals to a relatively balanced mix of male and female adults which is moderately skewed to males, primarily between the ages of 21 and 39, as well as families and teenagers. Based on customer survey results, we also believe that the average household income of our customers is in excess of $75,000, which we believe represents an attractive demographic.

Multi-Faceted Customer Experience Highlights Our Value Proposition. We believe that our combination of interactive games, attractive television viewing areas, high-quality dining and full-service beverage offerings, delivered in a highly-energized atmosphere, provides a multi-faceted customer experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. We aim to offer our customers a value proposition comparable or superior to many of the separately available dining and entertainment options. We are continuously working with game manufacturers and food providers to create new games and food items at compelling price points to retain and generate customer traffic and improve the customer experience. Our value proposition is enhanced by what we consider to be innovative marketing initiatives, including our Eat & Play Combo (a promotion that provides a discounted Power Card in combination with select entrées), Super Charge Power Card offerings (when purchasing or adding value to a Power Card, the customer is given the opportunity to add more chips to the Power Card at a lower cost per chip amount), Half-Price Game Play (every Wednesday, from open to close, we reduce the price of every game in the Midway by one-half), Everyone’s a Winner (a limited-time offer providing a prize to every customer that purchases or adds value to a Power Card in the amount of $10 or more) and free game play promotions to feature the introduction of our new games. Power Cards are magnetic stripe cards that enable a customer to play our games. A customer purchases “chips” that are used to play our games and are loaded to a Power Card at an automated kiosk or by an employee. We believe these initiatives have helped increase customer visits and encourage customers to participate more fully across our broad range of food, beverage and entertainment offerings.

Vibrant, Contemporary Store Design That Integrates Entertainment and Dining. We believe we continue to benefit from enhancements to the Dave & Buster’s brand through our store design and D&B Sports initiatives, which began in fiscal 2011. Our new store design provides a contemporary, engaging atmosphere for our customers that includes clearly differentiated spaces, which are typically sub-branded as Eat at Buster’s, Gamebar, Dave’s Arcade, WIN! and D&B Sports, designed to convey each component of our customer value proposition: “Eat Drink Play and Watch.” These store design changes include a modern approach to the finishes and layout of the store, which we believe encourages participation across each of the store’s elements. The oversized graphics and images throughout the store are intended to communicate our brand personality by being fun, contemporary and larger-than-life. The dining room décor includes booth seating and table seating and colorful artwork, often featuring local landmarks. Our “Winner’s Circle” provides a retail-like environment where customers can redeem their tickets for prizes. All of our new locations opened since the beginning of fiscal 2011 incorporate our new store design. We believe the introduction and continued expansion of our D&B Sports concept, currently incorporated in approximately 70% of our store base, provides an attractive opportunity to market our broader platform to new and existing customers through a year-round calendar of programming and promotions tied to popular sporting events and sport-related activities. The large television screens, comfortable seating, a full menu of food and beverages and artwork often featuring images of local sports teams and sports icons help create what we believe to be an exciting environment for watching sports programming. We have strategically invested over $65.6 million since the beginning of fiscal 2011 to introduce D&B Sports and modernize the exteriors, front lobbies, bars, dining areas and “Winner’s Circles” of select locations. During the twenty-six weeks ended August 2, 2015, we completed the remodel of three stores and added D&B Sports branding to an additional five stores. We anticipate that by the end of fiscal 2015, approximately 77% of our stores will either be new or remodeled to adopt our new store design.

History of Margin Improvement. We have a proven track record of identifying operational efficiencies and implementing cost saving initiatives and have increased our Adjusted EBITDA margins by approximately 560 basis points from fiscal 2010 to fiscal 2014. We expect our continued focus on operating margins at individual locations and the deployment of best practices across our store base to yield incremental margin improvements, although there is no guarantee that this will occur. We believe we are well-positioned to continue to increase margins and remain focused on identifying additional opportunities to reduce costs. As of September 15, 2015, we have completed the rollout of our electronic ticket initiative, which is a paperless distribution system. We leverage our investments in technology, such as our labor scheduling system and our proprietary technology linking games with Power Cards, to increase the overall performance of our stores while also enhancing the customer experience. Our business model has a relatively lower proportion of variable costs versus fixed costs compared to our competitors. We believe this creates operating leverage and gives us the potential to further improve margins and deliver greater earnings from expected future increases in comparable store sales and new store growth.

Store Model Generates Favorable Store Economics and Strong Returns. We believe our store model offering entertainment, food and beverages provides certain benefits in comparison to traditional restaurant concepts, as reflected by our average comparable store revenues of $10.8 million and average Store-level EBITDA margins of 27.8% for comparable stores in fiscal 2014. Our entertainment offerings have low variable costs and produced gross margins of 86.0% for fiscal 2014. With approximately half of our revenues from entertainment, we have less exposure than traditional restaurant concepts to food costs, which represented only 8.6% of our revenues in fiscal 2014. Our business model generates strong cash flow that we can use to execute our growth strategy. We believe the combination of our Store-level EBITDA margins, our refined new store formats and the fact that our stores typically open with high volumes that drive margins in year one will help us achieve our targeted average year one cash-on-cash returns of approximately 35% and five-year average cash-on-cash returns in excess of 25% for both our large format and small format store openings, however there is no guarantee such results will occur with future store openings. The 23 stores that we have opened since the beginning of 2008 (that have been open for more than 12 months as of September 15, 2015) have generated average year one cash-on-cash returns of 44.0%. For stores opened since 2009 that have been open for more than 12 months, we have also experienced an increase in average year one cash-on-cash returns, by full year vintage, including all of our 11 stores opened in fiscal 2011, fiscal 2012 and fiscal 2013, which have generated average year one cash-on-cash returns of 55.9%.

Commitment to Customer Satisfaction. We aim to enhance our combination of food, beverage and entertainment offerings through our service philosophy of providing a high quality and consistent customer experience through dedicated training and development of our team members and a corporate culture that encourages employee engagement. As a result, we have experienced significant improvement in our Guest Satisfaction Survey results since we began the surveys in 2007. In 2014, 80.4% of respondents to our Guest Satisfaction Survey rated us “Top Box” (score of 5 out of a possible 5) in “Overall Experience” and 82.5% of respondents rated us “Top Box” in “Intent to Recommend.” By comparison, in 2007, 44.0% of respondents rated us “Top Box” in “Overall Experience” and 64.8% of respondents rated us “Top Box” in “Intent to Recommend.” We utilize our loyalty program to market directly to members with promotional emails and location-based marketing. Through our loyalty program, we email offers and coupons to members and notify them of new games, food, drinks and local events. In addition, members can earn game play credits based on the dollar amount of qualifying purchases at our stores. We expect that as our loyalty program grows it will be an important method of maintaining customers’ connection with our brand and further drive customer satisfaction.

Experienced Management Team. We believe we are led by a strong senior management team averaging over 25 years of experience with national brands in all aspects of casual dining and entertainment operations. In 2006, we hired our Chief Executive Officer, Stephen King. From fiscal 2006 to fiscal 2014, under the leadership of Mr. King, Adjusted EBITDA has grown by 134.3%, Adjusted EBITDA margins have increased by approximately 830 basis points and employee turnover and customer satisfaction metrics have improved significantly. We believe that our management team’s prior experience in the restaurant and entertainment industries combined with its experience at Dave & Buster’s provides us with insights into our customer base and enables us to create the dynamic environment that is core to our brand.

Our Growth Strategies

The operating strategy that underlies the growth of our concept is built on the following key components:

Pursue New Store Growth. We will continue to pursue what we believe to be a disciplined new store growth strategy in both new and existing markets where we feel we are capable of achieving consistently high store revenues and Store-level EBITDA margins as well as strong cash-on-cash returns. We believe that the Dave & Buster’s brand is currently significantly under-penetrated, as internal studies and third-party research suggests a total store potential in the United States and Canada in excess of 200 stores (including our 77 existing stores). We believe our new store opportunity is split fairly evenly between large format and small format stores. We have opened five stores and plan to open an additional four to five stores in fiscal 2015, including the relocation of our Williamsville (Buffalo), New York store to a new site in the same market. We opened eight stores in fiscal 2014. Store openings during the past five fiscal years were primarily financed with available cash and operating cash flows. In 2016 and thereafter, we believe that we can continue opening new stores at an annual rate of approximately 10% of our then existing store base.

Our new store expansion strategy is driven by a site selection process that allows us to evaluate and select the location, size and design of our stores based on consumer research and analysis of operating data from sales in our existing stores. Our site selection process and flexible store design enable us to customize each store with the objective of maximizing return on capital given the characteristics of the market and the location. Our large format stores are 30,001 to 45,000 square feet in size and our small format stores span 25,000 to 30,000 square feet, which provides us the flexibility to enter new smaller markets and further penetrate existing markets. These formats also provide us with the ability to strategically choose between building new stores and converting existing space, which can be more cost efficient for certain locations. We are targeting average year one cash-on-cash returns of approximately 35% for both our large format and small format stores. To achieve this return for large format stores, we target average net development costs of approximately $8.3 million and first year store revenues of approximately $11.6 million. For small format stores, we target average net development costs of approximately $6.0 million and average first year store revenues of approximately $7.5 million. Additionally, we target average year one Store-level Adjusted EBITDA margins, excluding allocated national marketing costs, of approximately 28%, for both large format and small format stores.

Grow Our Comparable Store Sales. We intend to grow our comparable store sales by seeking to differentiate the Dave & Buster’s brand from other food and entertainment alternatives, through the following strategies:

■	Provide our customers the latest exciting games. We believe that our Midway games are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest offerings creates new content and excitement to drive repeat visits and increase length of customer stay. We plan to continue to update approximately 10% of our games each year and seek to buy games that will resonate with our customers and drive brand relevance due to a variety of factors, including their large scale, eye-catching appearance, virtual reality features, association with recognizable brands or the fact that they cannot be easily replicated at home. We aim to leverage our investment in games by packaging our new game introductions and focusing our marketing spending to promote these events. We also plan to continually elevate the redemption experience in our “Winner’s Circle” with prizes that we believe customers will find more attractive, which we expect will favorably impact customer visitation and game play.

■

Leverage D&B Sports. In 2010, we initiated a program to improve our sports-viewing as part of our strategy to enhance our entertainment offering and increase customer traffic and frequency by creating another reason to visit Dave & Buster’s. This initiative evolved into the D&B Sports concept, which has been incorporated into all new stores opened since the beginning of fiscal 2013 and will continue to be incorporated into all new stores. In the fall of 2013, we launched a national advertising campaign for D&B Sports promoting Dave & Buster’s as the “only place to watch the games and play the games.” We intend to continue leveraging our investments in D&B Sports by building awareness of Dave & Buster’s as “the best place to watch sports” through national cable advertising. In addition, we are strategically expanding our year-round sporting and pay-per-view content to drive increased traffic and capture a higher share of the sports-viewing customer base.

■	Serve food and beverage offerings with broad appeal. Our menu has a variety of items, from hamburgers to steaks to seafood, that represent our “Fun American New Gourmet” strategy. We aim to ensure a pipeline for three new product launches each year, aligning with the timing of our new game launches. This strategy has been well received by our customers as the percentage of customers rating our food quality as “Excellent” was 78.0% in fiscal 2014, an increase of 320 basis points compared to fiscal 2011, and an increase of 4,010 basis points since fiscal 2007. Similarly, the percentage of customers rating our beverage quality as “Excellent” in fiscal 2014 was 81.3%, an increase of 390 basis points compared to fiscal 2011, and an increase of 4,150 basis points since fiscal 2007.

■	Grow our special events usage. The special events portion of our business represented 11.7% of our total revenues in fiscal 2014. We believe our special events business is an important sampling and promotional opportunity for our customers because many customers are experiencing Dave & Buster’s for the first time. We plan to leverage our existing special events sales force and call center to attract new corporate customers. In addition, we introduced online booking for social parties in order to provide additional convenience in booking events for our customers and look to expand its functionality over time.

■	Enhance brand awareness and generate additional visits to our stores through marketing and promotions. We believe offering new items from each of the “Eat Drink Play and Watch” pillars will keep the brand relevant to customers and drive traffic and frequency. We have identified five key promotional periods throughout the year when we feature this “New News” in national advertising. To increase national awareness of our brand, we plan to continue to invest a significant portion of our marketing expenditures in national cable television and radio advertising focused on promoting our capital investments in new games, D&B Sports and new food and beverage offerings. We also have customized local store marketing programs to increase new visits and repeat visits to individual locations. We will continue to utilize our loyalty program and digital efforts to communicate promotional offers directly to our most passionate brand fans, and we are aggressively optimizing our search engine and social marketing efforts. We also leverage our investments in technology across our marketing platform, including in-store marketing initiatives to drive incremental sales throughout the store.

■	Drive customer frequency through greater digital and mobile connectivity. We believe that there is a significant potential to increase customer frequency by enhancing the in-store and out-of-store customer experience via digital and mobile strategic initiatives as well as through implementing enhanced technology. We intend to leverage our growing loyalty database as well as continue to invest in mobile game systems (game applications for mobile devices, such as smartphones and tablets), second screen sports-watching apps (applications for mobile devices, allowing our customers to enhance their sports-watching experience by, for example, accessing information about the live sporting event being watched or by playing along with the live sporting event) and social games (game applications that allow our customers to play online together, whether competitively or cooperatively) to create customer connections and drive recurring customer visitation.

Expand the Dave & Buster’s Brand Internationally. We believe that in addition to the growth potential that exists in North America, the Dave & Buster’s brand can also have significant appeal in certain international markets. We are currently assessing these opportunities while maintaining a conservative and disciplined approach towards the execution of our international development strategy. As such, we have retained the services of a third-party consultant to assist in identifying and prioritizing potential markets for expansion as well as potential franchise or joint venture partners. Thus far, we have identified our international market priorities and begun the process of identifying potential international partners within select markets. The market priorities were developed based on a specific set of criteria to ensure we expand our brand into the most attractive markets. Our goal is to sign an agreement with our first international partner in fiscal 2015 and we are targeting our first international opening outside of Canada in 2017.

Our Refinancings

On July 25, 2014, we entered into a senior secured credit facility that provided a $530.0 million term loan facility and a $50.0 million revolving credit facility. The proceeds of the senior secured credit facility were used to refinance in whole the prior senior secured credit facility (of which $143.5 million was outstanding as of July 25, 2014), repay in full $200 million aggregate principal amount of the 11.0% senior notes due June 1, 2018, repay all outstanding 12.25% senior discount notes due February 15, 2016 ($150.2 million accreted value as of July 25, 2014) and pay related premiums, interest and expenses. We refer to these transactions collectively as the “2014 Refinancing.”

On May 15, 2015, we entered into a senior secured credit facility that provides a $150.0 million term loan facility and a $350.0 million revolving credit facility. The proceeds of the senior secured credit facility were used to refinance in full the prior senior secured credit facility (of which $430.0 million was outstanding) and pay related interest and expenses. Additionally, we utilized $45.0 million of available cash on hand to pay down a portion of the new revolving credit facility that was outstanding after payment in full of the senior secured credit facility from the 2014 Refinancing. We refer to these transactions collectively as the “2015 Refinancing.” After completion of the 2015 Refinancing on May 15, 2015, we had total debt and letters of credit outstanding of $389.0 million and $5.2 million, respectively, and $105.8 million of borrowing availability under our senior secured credit facility. Between May 15, 2015 and August 2, 2015, we utilized an additional $28.0 million of available cash on hand to pay down a portion of the outstanding revolving credit facility. As of August 2, 2015, we had total debt and letters of credit outstanding of $361.0 million and $5.2 million, respectively, and $133.8 million of borrowing availability under our senior secured credit facility.

Our Initial Public Offering and Follow-on Offerings

In October 2014, we amended and restated our certificate of incorporation to increase our authorized share count to 450,000,000 shares of stock, including 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each with a par value $0.01 per share and to split our common stock 224.9835679 for 1. Additionally, we completed our initial public offering (the “IPO”) of 6,764,705 shares of common stock at a price of $16.00 per share. Unless otherwise noted herein, historic share data has been adjusted to give effect to the stock split.

In February 2015, we completed a follow-on offering of 7,590,000 shares of our common stock (including the full exercise of the underwriters’ overallotment option to purchase an additional 990,000 shares) at a price of $29.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 300,151 options were exercised at a weighted average price of $4.49. We issued new shares in satisfaction of this exercise. We received $1.3 million upon the exercise of options which were sold as part of such offering.

In May 2015, we completed another follow-on offering of 9,775,000 shares of our common stock (including the full exercise of the underwriters’ overallotment option to purchase an additional 1,275,000 shares) at a price of $31.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 853,155 options were exercised at a weighted average price of $4.46. We issued 604,743 new shares and utilized 248,412 treasury shares in satisfaction of this exercise. We received $3.8 million upon the exercise of options which were sold as part of such offering.

Corporate History

We opened our first store in Dallas, Texas in 1982 and since then we have expanded our portfolio nationally to 77 stores across 30 states and Canada as of September 15, 2015.

From 1997 to early 2006, we operated as a public company under the leadership of our founders, David “Dave” Corriveau and James “Buster” Corley. In March 2006, D&B Inc was acquired by D&B Holdings, a holding company controlled by affiliates of Wellspring Capital Partners III, L.P. (“Wellspring”) and HBK Main Street Investors L.P. (“HBK”). In connection with the acquisition of D&B Inc by Wellspring and HBK, D&B Inc’s common stock was delisted from the New York Stock Exchange. In addition, since 2006, our management team has been led by our Chief Executive Officer, Stephen King.

On June 1, 2010, D&B Entertainment, a newly-formed Delaware corporation owned by the Oak Hill Funds acquired all of the outstanding common stock (the “Acquisition”) of D&B Holdings from Wellspring and HBK. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly owned subsidiary of D&B Entertainment, merged with and into D&B Holdings’ wholly owned, direct subsidiary, D&B Inc (with D&B Inc being the surviving corporation in the merger).

Prior to this offering, the Oak Hill Funds beneficially own 40.1% of our outstanding common stock and have the right to appoint certain members of our Board of Directors. Certain members of our Board of Directors and management control approximately 1.1% of our outstanding common stock. The remaining 58.8% is owned by the public.

Upon completion of this offering, the Oak Hill Funds will beneficially own approximately 26.2% of our outstanding common stock, or 24.1% if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately 0.9% of our common stock, and 0.9% if the underwriters exercise their option to purchase additional shares in full.

Ownership Structure

The following chart gives effect to our ownership structure after this offering:

Oak Hill Capital Management, LLC

Oak Hill Capital Management, LLC (“Oak Hill”) is a private equity firm managing funds with more than $8 billion of initial capital commitments from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Since its inception 28 years ago, the professionals at Oak Hill and its predecessors have invested in over 75 significant private equity transactions across broad segments of the U.S. and global economies. Oak Hill applies an industry-focused, theme-based approach to investing across four core sectors: Consumer, Retail & Distribution; Industrials; Media & Communications; and Services. Oak Hill works actively in partnership with management teams to implement strategic and operational initiatives to create franchise value. Dave & Buster’s represents a core investment theme of the firm’s Consumer, Retail & Distribution team, which has experience investing in the restaurant and specialty retail sectors, including prior investments in Duane Reade, Caribbean Restaurants, The Container Store, NSA International and TravelCenters of America, and a current investment in Earth Fare.

After completion of this offering, the Oak Hill Funds will own 26.2% of our outstanding common stock. Under the stockholders’ agreement with the Oak Hill Funds, the Oak Hill Funds are entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds are entitled to designate one director designee to serve on the Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees is determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership interest in our Company multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees are currently J. Taylor Crandall, Kevin M. Mailender and Tyler J. Wolfram. Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement also provides that the Oak Hill Funds are entitled to nominate the members of the Nominating and Corporate Governance Committee up to a number of nominees not to exceed the number of directors designated by the Oak Hill Funds on the Board of Directors, and the remaining members are to be nominated by the Board of Directors. For so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) own 20% or more of the voting power of the outstanding shares of our common stock, the Nominating and Corporate Governance Committee shall consist of no more than three members. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, consists of at least one member designated by the Oak Hill Funds. When conflicts arise between the interests of the Oak Hill Funds or their affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of the Oak Hill Funds on our Board of Directors, by the terms of our amended and restated certificate of incorporation and stockholders’ agreement, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors (and therefore may be free to compete with us in the same business or similar business). Pursuant to the stockholders’ agreement, the Oak Hill Funds and their affiliates will be reimbursed for certain costs and expenses. See “Principal and Selling Stockholders,” “Certain Relationships and Related Transactions—Stockholders’ Agreement” and “Risk Factors—Risks Related to our Capital Structure—Conflicts of interest may arise because some of our directors are principals of our principal stockholder.”

Corporate Information

Our corporate headquarters is located at 2481 Mañana Drive, Dallas, Texas, and our telephone number is (214) 357-9588. Our website is www.daveandbusters.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Shares of Common Stock Offered by the Selling Stockholders	6,000,000 shares (6,900,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to Purchase Additional Shares	The underwriters have an option to purchase from the selling stockholders up to a maximum of 900,000 additional shares of our common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common Stock to be Outstanding After This Offering	41,450,014 shares (after giving effect to the completion of the Concurrent Option Exercise (as defined below) under the 2010 Management Incentive Plan (the “2010 Stock Incentive Plan”) to be sold in this offering).

Use of Proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. However, we will receive approximately $1.4 million in proceeds from the Concurrent Option Exercise, which we will use for general corporate purposes ($1.6 million if the underwriters’ option to purchase additional shares is exercised in full). See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying any dividends on our common stock, however, we may change this policy in the future. See “Dividend Policy.”

NASDAQ Symbol	“PLAY”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 19 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, the number of shares of common stock outstanding:

■	excludes 2,826,156 shares of our common stock issuable upon exercise of outstanding stock options under the 2010 Stock Incentive Plan (including up to 315,412 shares to be issued upon exercise of vested stock options by certain directors, officers and employees sold in this offering (the “Concurrent Option Exercise));

■	excludes 3,100,000 shares of our common stock reserved for issuances under our 2014 Omnibus Incentive Plan (the “2014 Stock Incentive Plan”), including 703,678 shares issuable upon the exercise of options that have been granted to certain directors, officers and employees. As of September 15, 2015, none of the options issued under the 2014 Stock Incentive Plan are vested and, therefore, cannot be exercised; and

■	excludes 71,741 shares of our common stock reserved for time-based and performance-based compensation under our 2014 Stock Incentive Plan.

Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters’ option to purchase from the selling stockholders up to 900,000 additional shares.

Risks Associated With Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

■	our ability to open new stores and operate them profitably;

■	changes in discretionary spending by consumers and general economic conditions;

■	our ability to compete favorably in the out-of-home and home-based entertainment and restaurant markets;

■	unauthorized use of our intellectual property;

■	potential claims for infringing the intellectual property right of others and the costs related to such claims;

■	damage to our brand or reputation;

■	failure or destruction of our information systems and other technology that support our business;

■	seasonality of our business and the timing of new openings and other events;

■	availability and cost of food and other supplies; and

■	our ability to operate our stores and obtain and maintain licenses and permits necessary for such operation in compliance with applicable laws and regulations.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

Set forth below are our summary consolidated historical and as adjusted financial and other data for the periods ending on and as of the dates indicated.

D&B Entertainment has no material assets or operations other than the ownership of all of the outstanding common stock of D&B Holdings. D&B Holdings has no material assets or operations other than the ownership of all of the outstanding common stock of D&B Inc.

The statement of operations and cash flows data for each of the fiscal years ended February 1, 2015, February 2, 2014 and February 3, 2013 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the twenty-six week periods ended August 2, 2015 and August 3, 2014, and the balance sheet data as of August 2, 2015, was derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the data for such periods and as of such dates.

We operate on a 52 or 53 week fiscal year that ends on the Sunday after the Saturday closest to January 31. Each quarterly period has 13 weeks, except in a 53 week year when the fourth quarter has 14 weeks. All fiscal years presented herein consist of 52 weeks, except fiscal year 2012, which consisted of 53 weeks.

Our historical results are not necessarily indicative of future results of operations. The summary of historical financial and other data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes related thereto, included elsewhere in this prospectus. All dollar amounts are presented in thousands except share and per share amounts.

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013
Statement of Operations Data:
Revenues:
Food and beverage revenues	$202,778	$177,898	$359,125	$310,111	$298,421
Amusement and other revenues	237,236	198,310	387,626	325,468	309,646

Total revenues	440,014	376,208	746,751	635,579	608,067

Operating costs:
Cost of products:
Cost of food and beverage	52,660	45,690	92,122	77,577	73,019
Cost of amusement and other	30,840	27,244	54,353	47,437	46,098

Total cost of products	83,500	72,934	146,475	125,014	119,117
Operating payroll and benefits	99,073	85,120	175,709	150,172	145,571
Other store operating expenses	125,007	114,142	225,763	199,537	192,792
General and administrative expenses	26,345	20,069	44,574	36,440	40,356
Depreciation and amortization expense	38,215	34,673	70,868	66,337	63,457
Pre-opening costs	5,359	4,292	9,501	7,040	3,060

Total operating costs	377,499	331,230	672,890	584,540	564,353

Operating income	62,515	44,978	73,861	51,039	43,714
Interest expense, net	6,873	23,696	34,789	47,809	47,634
Loss on debt retirement	6,822	25,986	27,578	—	—

Income (loss) before provision (benefit) for income taxes	48,820	(4,704)	11,494	3,230	(3,920)
Provision (benefit) for income taxes	16,705	(2,287)	3,858	1,061	(12,702)

Net income (loss)	$32,115	$(2,417)	$7,636	$2,169	$8,782

Net income (loss) per share of common stock:
Basic	$0.79	$(0.07)	$0.22	$0.07	$0.26
Diluted	$0.76	$(0.07)	$0.21	$0.06	$0.26
Weighted average number of shares outstanding:
Basic	40,542,895	33,204,272	35,314,884	33,187,776	33,186,426
Diluted	42,527,135	33,204,272	37,126,048	34,030,115	33,747,535
As Adjusted Consolidated Statements of Operations Data (1):
As adjusted net income	$38,359	$24,745	$40,226
As adjusted net income per share:
Basic	$0.95	$0.62	$1.01
Diluted	$0.90	$0.58	$0.94
As adjusted weighted average shares outstanding:
Basic	40,542,895	39,969,228	39,969,228
Diluted	42,527,135	42,760,655	42,905,945
Statement of Cash Flow Data:
Cash provided by (used in):
Operating activities	$85,480	$10,451	$86,715	$109,878	$82,796
Investing activities	(76,649)	(59,352)	(129,573)	(105,677)	(78,488)
Financing activities	(55,985)	76,172	75,654	(2,238)	(1,875)

AS OF AUGUST 2, 2015
Balance Sheet Data:
Cash and cash equivalents	$23,722
Net working capital (deficit) (2)	(46,115)
Property and equipment, net	480,927
Total assets	951,232
Total debt	361,000
Total stockholders’ equity	308,646

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013
Store-level Data:
Stores open at end of period (3)	76	69	73	66	61
Comparable stores (4)	60	57	57	55	54
Comparable store sales increase (5)	10.4%	5.2%	7.3%	1.0%	3.0%
Store-level EBITDA (6)	$132,434	$104,012	$198,804	$160,856	$150,587
Store-level EBITDA margin (7)	30.1%	27.6%	26.6%	25.3%	24.8%

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013
Other Data:
Adjusted EBITDA (8)	$114,582	$89,059	$165,127	$134,790	$120,478
Adjusted EBITDA margin (9)	26.0%	23.7%	22.1%	21.2%	19.8%
Capital additions (10):
New stores	$52,214	$30,082	$77,489	$72,301	$32,795
Operating initiatives, including remodels	18,794	9,920	16,778	21,930	21,946
Games	8,472	7,601	12,314	11,413	10,090
Maintenance capital	4,210	5,122	13,296	14,238	13,858

Total capital additions	$83,690	$52,725	$119,877	$119,882	$78,689

(1)	As adjusted consolidated statement of operations data gives effect to (i) the 224.9835679 for 1 stock split of our common stock prior to the IPO, (ii) the issuance of 6,764,705 shares in our IPO and (iii) the 2015 Refinancing as described in “—Our Refinancings,” as if they had occurred on February 3, 2014. As adjusted net income reflects (i) net decreases in interest expense resulting from the debt reductions associated with both the 2014 Refinancing and the 2015 Refinancing and the lower effective interest rate of approximately 2.5% associated with the 2015 Refinancing; (ii) the elimination of loss on debt retirement related to the premiums, interest and expense incurred in connection with the 2014 Refinancing and related prepayment and 2015 Refinancing; (iii) the increase in compensation expense relating to the grants of 444,969 options issued in connection with the IPO; (iv) the elimination of expenses related to the IPO and subsequent follow-on offerings, which were not capitalized as part of Stockholders’ equity; and (v) the tax effects of these changes on income before taxes, based on the statutory tax rate for the respective periods. The as adjusted consolidated statements of operations data is not necessarily indicative of what our results of operations would have been if the transaction had been completed as of the date indicated, such as increased stock-based compensation payments or public company expenses, nor is such data necessarily indicative of our results of operations for any future period.

The table below provides a summary of net income used in the calculation of basic and diluted net income per common share calculated on an as adjusted basis (in thousands).

	TWENTY-SIX WEEKS ENDED	TWENTY-SIX WEEKS ENDED	FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015
Net income (loss)	$32,115	$(2,417)	$7,636
Net reduction of interest expense	2,684	19,051	25,644
Elimination of loss on debt retirement	6,822	25,986	27,578
Elimination of non-capitalized IPO and follow-on offerings costs	900	—	907
Increase in compensation expense – acceleration of options	—	(510)	(702)
Increase in income tax expense	(4,162)	(17,365)	(20,837)

As adjusted net income	$38,359	$24,745	$40,226

(2)	Defined as total current assets minus total current liabilities.
(3)	Included in our store counts for all periods presented is our store in Farmingdale which permanently closed on February 8, 2015. Our Bethesda location (which permanently closed on August 12, 2014) is included in store counts for all periods presented except fiscal 2014 and second quarter 2015 store counts.
(4)	“Comparable stores” are stores open at least 18 months as of the beginning of each of the relevant fiscal years, excluding our one franchised store located in Canada, which ceased operation as a Dave & Buster’s on May 31, 2013. Our fiscal 2014 comparable stores exclude our Bethesda location, which permanently closed on August 12, 2014.
(5)	“Comparable store sales increases” reflect the year-over-year changes, on a calendar week basis, for the stores as defined as comparable in footnote (4) above.
(6)	“Store-level EBITDA” is defined by us as net income, plus interest expense, net, loss on debt retirement, provision (benefit) for income taxes, depreciation and amortization expense, general and administrative expenses and pre-opening costs, as shown in the table below. We use Store-level EBITDA to measure operating performance and returns from opening new stores. Similar to Adjusted EBITDA, Store-level EBITDA is not defined under GAAP and does not purport to be an alternative to net income as a measure of operating performance.

We believe that Store-level EBITDA is another useful measure in evaluating our operating performance because it removes the impact of general and administrative expenses, which are not incurred at the store-level, and the costs of opening new stores, which are non-recurring at the store-level, and thereby enables the comparability of the operating performance of our stores for the periods presented. We also believe that Store-level EBITDA is a useful measure in evaluating our operating performance within the entertainment and dining industry because it permits the evaluation of store-level productivity, efficiency and performance, and we use Store-level EBITDA as a means of evaluating store financial performance compared with our competitors. However, because this measure excludes significant items such as general and administrative expenses and pre-opening costs, as well as our interest expense and depreciation and amortization expense, which are important in evaluating our consolidated financial performance from period to period, the value of this measure is limited as a measure of our consolidated financial performance. Our calculation of Store-level EBITDA for the periods is presented below:

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013
Net income (loss)	$32,115	$(2,417)	$7,636	$2,169	$8,782
Interest expense, net	6,873	23,696	34,789	47,809	47,634
Loss on debt retirement	6,822	25,986	27,578	—	—
Provision (benefit) for income taxes	16,705	(2,287)	3,858	1,061	(12,702)
Depreciation and amortization expense	38,215	34,673	70,868	66,337	63,457
General and administrative expenses	26,345	20,069	44,574	36,440	40,356
Pre-opening costs	5,359	4,292	9,501	7,040	3,060

Store-level EBITDA	$132,434	$104,012	$198,804	$160,856	$150,587

(7)	“Store-level EBITDA margin” represents Store-level EBITDA divided by total revenues. Store-level EBITDA margin allows us to evaluate operating performance of each store across stores of varying size and volume.

(8)	“Adjusted EBITDA” is calculated as net income, plus interest expense, net, loss on debt retirement, provision (benefit) for income taxes, depreciation and amortization expense, loss on asset disposal, share-based compensation, currency transaction (gain) loss, pre-opening costs, reimbursement of affiliate and other expenses, change in deferred amusement revenue and ticket liability estimations, transaction and other costs.

Adjusted EBITDA is presented because we believe that it provides useful information to investors regarding our operating performance and our capacity to incur and service debt and fund capital expenditures. We believe that Adjusted EBITDA is used by many investors, analysts and rating agencies as a measure of performance. In addition, Adjusted EBITDA is approximately equal to “EBITDA” as defined in our senior secured credit facility and our presentation of Adjusted EBITDA is consistent with that reported to our lenders to allow for leverage-based assessments. By reporting Adjusted EBITDA, we provide a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA is a metric utilized to measure performance-based bonuses paid to our executive officers and certain managers for all periods presented.

Adjusted EBITDA, however, is not defined by GAAP and should not be considered in isolation or as an alternative to other financial data prepared in accordance with GAAP or as an indicator of the Company’s operating performance. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, Adjusted EBITDA and Adjusted EBITDA margin do not take into account a number of significant items, including our interest expense and depreciation and amortization expense. Because Adjusted EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. In addition, Adjusted EBITDA excludes pre-opening costs and adjustments for changes in the accruals for deferred amusement revenue and ticket liability, which we expect customers to redeem in future periods and which may be important in analyzing our GAAP results. Our calculations of Adjusted EBITDA adjust for these amounts because they vary from period to period and do not directly relate to the ongoing operations of the current underlying business of our stores and therefore complicate comparisons of the underlying business between periods. Nevertheless, because of the limitations described above management does not view Adjusted EBITDA in isolation and also uses other measures, such as net sales, gross margin, operating income and net income to measure operating performance.

Our calculation of Adjusted EBITDA for the periods presented is set forth below:

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013
Net income (loss)	$32,115	$(2,417)	$7,636	$2,169	$8,782
Interest expense, net	6,873	23,696	34,789	47,809	47,634
Loss on debt retirement	6,822	25,986	27,578	—	—
Provision (benefit) for income taxes	16,705	(2,287)	3,858	1,061	(12,702)
Depreciation and amortization expense	38,215	34,673	70,868	66,337	63,457
Loss on asset disposal (a)	869	622	1,771	2,631	2,640
Currency transaction (gain) loss (b)	(2)	(20)	124	622	(13)
Reimbursement of affiliate and other expenses (c)	30	303	504	722	799
Transaction and other costs (d)	1,258	1,161	2,189	256	3,252
Share-based compensation (e)	1,621	503	2,212	1,207	1,099
Pre-opening costs (f)	5,359	4,292	9,501	7,040	3,060
Change in deferred amusement revenue and ticket liability (g)	4,717	2,547	4,097	4,936	2,470

Adjusted EBITDA	$114,582	$89,059	$165,127	$134,790	$120,478

(a)	Represents the net book value of assets (less proceeds received) disposed of during the period. Primarily relates to assets replaced in ongoing operation of business.
(b)	Represents the effect of foreign currency transaction losses or (gains) related to our store in Canada.
(c)	Represents fees and expenses paid directly to our Board of Directors and certain non-recurring payments to management and compensation consultants. It also includes the reimbursement of expenses made to Oak Hill in the amount of $31, $34, $41, $115 and $76 in the twenty-six weeks ended August 2, 2015 and August 3, 2014, and in fiscal years 2014, 2013 and 2012, respectively. See “Certain Relationships and Related Transactions—Expense Reimbursement Agreement.”
(d)	Primarily represents costs related to capital markets transactions and store closure costs.

(e)	Represents stock compensation expense under our 2010 Stock Incentive Plan and 2014 Stock Incentive Plan.
(f)	Represents costs incurred prior to the opening of our new stores.
(g)	Represents increases or decreases to accrued liabilities established for future amusement game play and the fulfillment of tickets won by customers on our redemption games.

(9)	“Adjusted EBITDA margin” represents Adjusted EBITDA divided by total revenues.

(10)	“Capital additions” is defined as total accrual based additions to property and equipment. Capital additions do not include any reductions for tenant improvement allowances received or receivable from landlords. Tenant improvement allowances received from landlords totaled $12,772, $7,454, $22,035, $15,786 and $10,882 in the twenty-six weeks ended August 2, 2015 and August 3, 2014, and in fiscal years 2014, 2013 and 2012, respectively.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our Company. If any of the following risks actually occur, our business, results of operations or financial condition may be materially adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

The economic uncertainty in the United States and Canada impacts our business and financial results and a renewed recession could materially affect us in the future.

Any significant decrease in consumer confidence, or periods of economic slowdown or recession, could lead to a curtailing of discretionary spending, which in turn could reduce our revenues and results of operations and adversely affect our financial position. Our business is dependent upon consumer discretionary spending and therefore is affected by consumer confidence as well as the future performance of the United States and global economies. As a result, our results of operations are susceptible to economic slowdowns and recessions. Increases in job losses, home foreclosures, investment losses in the financial markets, personal bankruptcies, credit card debt and home mortgage and other borrowing costs, declines in housing values and reduced access to credit, amongst other factors, may result in lower levels of customer traffic in our stores, a decline in consumer confidence and a curtailing of consumer discretionary spending. We believe that consumers generally are more willing to make discretionary purchases during periods in which favorable economic conditions prevail. If economic conditions worsen, whether in the United States or in the communities in which our stores are located, we could see deterioration in customer traffic or a reduction in the average amount customers spend in our stores. A reduction in revenues will result in sales de-leveraging (spreading our fixed costs across the lower level of sales) and will in turn cause downward pressure on our profit margins. This could result in reduction of staff levels, asset impairment charges and potential store closures, a deceleration of new store openings and an inability to comply with the covenants under our senior secured credit facility.

Future economic downturns similar to the economic crisis that began in 2008 could have a material adverse impact on our landlords or other tenants in shopping centers in which we are located, which in turn could negatively affect our financial results.

If we experience another economic downturn in the future, our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required tenant improvement allowances or satisfy other lease covenants to us. In addition, tenants at shopping centers in which we are located or have executed leases, or to which our locations are near, may fail to open or may cease operations. Decreases in total tenant occupancy in shopping centers in which we are located, or to which our locations are near, may affect traffic at our stores. All of these factors could have a material adverse impact on our operations.

Our growth strategy depends on our ability to open new stores and operate them profitably.

As of September 15, 2015, there were 77 stores in the United States and Canada. A key element of our growth strategy is to open additional stores in locations that we believe will provide attractive returns on investment. We have identified a number of additional sites for potential future Dave & Buster’s stores. Our ability to open new stores on a timely and cost-effective basis, or at all, is dependent on a number of factors, many of which are beyond our control, including our ability to:

■	find quality locations;

■	reach acceptable agreements regarding the lease or purchase of locations;

■	comply with applicable zoning, licensing, land use and environmental regulations;

■	raise or have available an adequate amount of cash or currently available financing for construction and opening costs;

■	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs;

■	obtain, for acceptable cost, required permits and approvals, including liquor licenses; and

■	efficiently manage the amount of time and money used to build and open each new store.

If we succeed in opening new stores on a timely and cost-effective basis, we may nonetheless be unable to attract enough customers to new stores because potential customers may be unfamiliar with our stores or concept, or our entertainment and menu options might not appeal to them. Our new large and small format stores may not meet or exceed the performance of our existing stores or meet or exceed our performance targets, including target cash-on-cash returns. New stores may even operate at a loss, which could have a significant adverse effect on our overall operating results. If the expected future cash flows for a store are less than the asset carrying amount (an indication that the carrying amount may not be recoverable), we may recognize an impairment loss in an amount equal to the excess of the asset carrying amount over the fair value. Opening a new store in an existing market could reduce the revenue at our existing stores in that market. In addition, historically, new stores experience a drop in revenues after their first year of operation. Typically, this drop has been temporary and has been followed by increases in comparable store revenue in line with the rest of our comparable store base, but there can be no assurance that this will be the case in the future or that a new store will succeed in the long term.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

Some of our new stores will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new stores to be less successful than stores in our existing markets. In addition, our national advertising program may not be successful in generating brand awareness in all local markets, and the lack of market awareness of the Dave & Buster’s brand can pose an additional risk in expanding into new markets. Stores opened in new markets may open at lower average weekly revenues than stores opened in existing markets, and may have higher store-level operating expense ratios than stores in existing markets. Sales at stores opened in new markets may take longer to reach average store revenues, if at all, thereby adversely affecting our overall profitability.

In addition, we may in the future establish stores outside of the United States and Canada. In addition to the risks posed by new markets generally, the operating conditions in overseas markets may vary significantly from those we have experienced in the past, including in relation to consumer preferences, regulatory environment, currency risk, the presence and cooperation of suitable local partners and availability of vendors or commercial and physical infrastructure, among others. There is no guarantee that we will be successful in integrating these new stores into our operations, achieving market acceptance, operating these stores profitably, and maintaining compliance with the rapidly changing business and regulatory requirements of new markets. If we are unable to do so, we could suffer a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete favorably in the highly competitive out-of-home and home-based entertainment and restaurant markets, which could have a material adverse effect on our business, results of operations or financial condition.

The out-of-home entertainment market is highly competitive. We compete for customers’ discretionary entertainment dollars with theme parks, as well as with providers of out-of-home entertainment, including localized attraction facilities such as movie theatres, sporting events, bowling alleys, nightclubs and restaurants. Many of the entities operating these businesses are larger and have significantly greater financial resources, a greater number of stores, have been in business longer, have greater name recognition and are better established in the markets where our stores are located or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting customers and succeed in attracting customers who would otherwise come to our stores. The legalization of casino gambling in geographic areas near any current or future store would create the possibility for entertainment alternatives, which could have a material adverse effect on our business and financial condition. We also face competition from local establishments that offer entertainment experiences similar to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie delivery. Our failure to compete favorably in the competitive out-of-home and home-based entertainment and restaurant markets could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are subject to fluctuations due to the seasonality of our business and other events.

Our operating results fluctuate significantly from quarter to quarter as a result of seasonal factors. Typically, we have higher first and fourth quarter revenues associated with the spring and year-end holidays. Our third quarter, which encompasses the back-to-school fall season, has historically had lower revenues as compared to the other quarters.

We expect seasonality will continue to be a factor in our results of operations. As a result, factors affecting peak seasons could have a disproportionate effect on our results. For example, the number of days between Thanksgiving and New Year’s Day and the days of the week on which Christmas and New Year’s Eve fall affect the volume of business we generate during the December holiday season and can affect our results for the full fiscal year. In addition, adverse weather during the winter and spring seasons can have a significant impact on our first and fourth quarters, and therefore our results for the full fiscal year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Line Item Descriptions—Store-level variability, quarterly fluctuations, seasonality and inflation.”

Our operating results may also fluctuate significantly because of non-seasonal factors. Due to our relatively limited number of locations, poor results of operations at any single store could materially affect our overall profitability.

Our quarterly results of operations are subject to fluctuations due to the timing of new store openings.

The timing of new store openings may result in significant fluctuations in our quarterly performance. We typically incur most cash pre-opening costs for a new store within the two months immediately preceding, and the month of, the store’s opening. In addition, the labor and operating costs for a newly opened store during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. We expect to spend approximately $138 million to $148 million ($107 million to $117 million net of tenant improvement allowances from landlords) for new store construction in fiscal 2015. A portion of the fiscal 2015 new store expenditures is related to stores that will be under construction in fiscal 2015 and are not expected to open until fiscal 2016. Due to these substantial up-front financial requirements to open new stores, the investment risk related to any single store is much larger than that associated with many other restaurants or entertainment venues.

We may not be able to maintain profitability.

Maintaining profitability depends upon numerous factors, including our ability to generate increased revenues and our ability to control expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus and our ongoing depreciation and amortization expense, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we can make no assurances that we will be able to achieve, sustain or increase profitability in the future. Failure to achieve and maintain profitability could have an adverse impact on the trading prices of our common stock.

Our operations are susceptible to the availability and cost of food and other supplies, in most cases from a limited number of suppliers, which subject us to possible risks of shortages, interruptions and price fluctuations.

Our profitability depends in part on our ability to anticipate and react to changes in product costs. Cost of food as a percentage of total revenue was 8.5% and 8.6% in the twenty-six weeks ended August 2, 2015 and fiscal 2014, respectively. Cost of amusement and other costs as a percentage of total revenue was 7.0% and 7.3% in the twenty-six weeks ended August 2, 2015 and fiscal 2014, respectively. If we have to pay higher prices for food or other supplies, our operating costs may increase, and, if we are unable or unwilling to pass such cost increases on to our customers, our operating results could be adversely affected.

The unplanned loss of a major distributor could adversely affect our business by disrupting our operations as we seek out and negotiate a new distribution contract. We also have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our stores, we may be unable to replace the suppliers in a short period of time on acceptable terms, which could increase our costs, cause shortages of food and other items at our stores and cause us to remove certain items from our menu. Other than forward purchase contracts for certain food items, we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies.

We may not be able to anticipate and react to changing food, beverage and amusement costs by adjusting purchasing practices or menu and game prices, and a failure to do so could have a material adverse effect on our operating results.

Our procurement of games and amusement offerings is dependent upon a few suppliers.

Our ability to continue to procure new games, amusement offerings, and other entertainment-related equipment is important to our business strategy. The number of suppliers from which we can purchase games, amusement offerings and other entertainment-related equipment is limited. To the extent that the number of suppliers declines, we could be subject to the risk of distribution delays, pricing pressure, lack of innovation and other associated risks.

In addition, any increase in cost or decrease in availability of new amusement offerings that appeal to customers could adversely impact the cost to acquire and operate new amusements which could have a material adverse effect on our operating results. We may not be able to anticipate and react to changing amusement offerings cost by adjusting purchasing practices or game prices, and a failure to do so could have a material adverse effect on our operating results.

Instances of foodborne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and reduced traffic in our stores and negatively impact our business.

We cannot guarantee that our supply chain and food safety controls and training will be fully effective in preventing all food safety issues at our stores, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single store. Some foodborne illness incidents could be caused by third-party vendors and distributors outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our stores or markets or related to food products we sell could negatively affect our store sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our stores. A number of restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our stores, or negative publicity or public speculation about an incident, could reduce customer visits to our stores and negatively impact demand for our menu offerings.

We may not be able to operate our stores, or obtain and maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements, which could adversely affect our business, results of operations or financial condition.

We are subject to various federal, state and local laws affecting our business. Each store is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health and safety and fire agencies in the state, county or municipality in which the store is located. Each store is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In the past, we have had licenses temporarily suspended. The most recent example is our license to sell alcoholic beverages was suspended for one day in September 2015 in our Albuquerque, New Mexico store, due to violations of the terms of our licenses. In some states, the loss of a license for cause with respect to one location may lead to the loss of licenses at all locations in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each store, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other locations.

As a result of operating certain entertainment games and attractions, including skill-based games that offer redemption prizes, we are subject to amusement licensing and regulation by the states, counties and municipalities in which our stores are located. These laws and regulations can vary significantly by state, county, and municipality and, in some jurisdictions, may require us to modify our business operations or alter the mix of redemption games and simulators we offer. Moreover, as more states and local communities implement legalized gambling, the laws and corresponding enabling regulations may also be applicable to our redemption games and regulators may create new licensing requirements, taxes or fees, or restrictions on the various types of redemption games we offer. Furthermore, the states of Ohio (broad regulation of games of skill) and Maryland (regulation of electronic gaming devices), and the city of Honolulu, Hawaii (regulation of simulated gambling devices), are considering changes to existing laws to further regulate legalized gaming and illegal gambling. Adoption of these laws, or adverse interpretation of existing laws, could require our existing stores in these jurisdictions to alter the mix of games, modify certain games, limit the number of tickets that may be won by a customer from a redemption game, change the mix of prizes that we may offer at our “Winner’s Circle” or terminate the use of specific games, any of which could adversely affect our operations. If we fail to comply with such laws and regulations, we may be subject to various sanctions and/or penalties and fines or may be required to cease operations until we achieve compliance, which could have an adverse effect on our business and our financial results.

Changes in laws, regulations and other requirements could adversely affect our business, results of operations or financial condition.

We are also subject to federal, state and local environmental laws, regulations and other requirements. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations. Environmental laws and regulations also govern, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to hazardous substances. These laws provide for significant fines and penalties for noncompliance. Third parties may also make personal injury, property damage or other claims against us associated with actual or alleged release of, or exposure to, hazardous substances at our properties. We could also be strictly liable, without regard to fault, for certain environmental conditions at properties we formerly owned or operated as well as at our current properties.

In addition, we are subject to the Fair Labor Standards Act (which governs such matters as minimum wages and overtime), the Americans with Disabilities Act, various family-leave mandates and other federal, state and local laws and regulations that govern working conditions. From time-to-time, the U.S. Congress and the states consider increases in the applicable minimum wage. Several states in which we operate have enacted increases in the minimum wage, which have taken effect during the past several years, and further increases are anticipated. We expect increases in payroll expenses as a result of federal and state mandated increases in the minimum wage. In general, we have been able to substantially offset cost increases resulting from changes in minimum wage rates by increasing menu prices, improving productivity, or through other adjustments. However, we are uncertain of the repercussions, if any, of increased minimum wages on other expenses. For example, our suppliers may be more severely impacted by higher minimum wage standards, which could result in increased costs to us. If we are unable to offset these costs through increased costs to our customers, our business, results of operations and financial condition could be adversely affected. Moreover, although none of our employees have been or are now represented by any unions, labor organizations may seek to represent certain of our employees in the future, and if they are successful, our payroll expenses and other labor costs may be increased in the course of collective bargaining, and/or there may be strikes or other work disruptions that may adversely affect our business.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), as well as other healthcare reform legislation being considered by Congress and state legislatures, may have an adverse effect on our business. Although the Affordable Care Act does not mandate that employers offer health insurance to all employees who are eligible under the legislation, beginning in 2015, penalties will be assessed on employers who do not offer health insurance that meets certain affordability or benefit coverage requirements. Providing health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide and to a potentially larger proportion of our employees, or the payment of penalties if the specified level of coverage is not provided at an affordable cost to employees, will increase our expenses. Additionally, our distributors and suppliers also may be affected by higher health care-related costs, which could result in higher costs for goods and services supplied to us. We believe our plans will meet these requirements, however, providing health insurance benefits to a potentially larger proportion of our employees, or the payment of penalties if the specified level of coverage is not provided at an affordable cost to employees, could have a significant, negative impact on our business.

The Affordable Care Act also requires us to comply with federal nutritional disclosure requirements. The Food and Drug Administration has recently finalized regulations to implement the nutritional menu labeling provisions of the Affordable Care Act. These final regulations will be effective on December 1, 2015 and establish a uniform, federal requirement for certain restaurants, including ours, to post certain nutritional information on their menus. We will be required to publish the total number of calories of standard menu items on menus, along with a statement that puts this calorie information in the context of a total daily calorie intake. The Affordable Care Act also requires us to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus about the availability of this information. The Affordable Care Act also permits the Food and Drug Administration to require us to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions, or the nutritional content of our menu items could negatively influence the demand for our offerings. We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends and eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our sales and results of operations may be adversely affected by climate change and the passage of other environmental legislation and regulations. The costs and other effects of new legal requirements cannot be determined with certainty. For example, new legislation or regulations may result in increased costs directly for our compliance or indirectly to the extent that such requirements increase prices charged to us by vendors because of increased compliance costs. At this point, we are unable to determine the impact that climate change and other environmental legislation and regulations could have on our overall business.

We face potential liability with our gift cards under the property laws of some states.

Our gift cards, which may be used to purchase food, beverages, merchandise and game play credits in our stores, may be considered stored value cards. Certain states include gift cards under their abandoned and unclaimed property laws, and require companies to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive. To date we have not remitted any amounts relating to unredeemed gift cards to states based upon our assessment of applicable laws. We recognize income from unredeemed cards when we determine that the likelihood of the cards being redeemed is remote and that recognition is appropriate based on governing state statutes.

The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenge our position on the application of its abandoned and unclaimed property laws to our gift cards, or if the estimates that we use in projecting the likelihood of the cards being redeemed prove to be inaccurate, our liabilities with respect to unredeemed gift cards may be materially higher than the amounts shown in our financial statements. If we are required to materially increase the estimated liability recorded in our financial statements with respect to unredeemed gift cards, our net income could be materially and adversely affected.

Our Power Cards may raise similar concerns to gift cards in terms of the applicability of states’ abandoned and unclaimed property laws. However, based on our analysis of abandoned and unclaimed property laws, we believe that our Power Cards are not stored value cards and such laws do not apply, although there can be no assurance that states will not take a different position.

Customer complaints or litigation on behalf of our customers or employees may adversely affect our business, results of operations or financial condition.

Our business may be adversely affected by legal or governmental proceedings brought by or on behalf of our customers or employees. In recent years, a number of restaurant companies, including ours, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and a number of these lawsuits have resulted in the payment of substantial damages by the defendants. We could also face potential liability (which could be material) if we are found to have misclassified certain employees as exempt from the overtime requirements of the federal Fair Labor Standards Act and state labor laws, or if we are found to have failed to provide or continue health insurance or benefits to our employees in violation of the Employee Retirement Income Security Act or the Affordable Care Act. We have had from time to time and now have such lawsuits pending against us. In addition, from time to time, customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to a store. We are also subject to a variety of other claims in the ordinary course of business, including personal injury, lease and contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers.

We are also subject to “dram shop” statutes in certain states in which our stores are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We are currently the subject of one lawsuit that alleges a violation of these statutes. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition. As approximately 31.9% and 32.4% of our food and beverage revenues were derived from the sale of alcoholic beverages during the twenty-six weeks ended August 2, 2015 and fiscal 2014, respectively, adverse publicity resulting from these allegations may materially affect our stores and us.

We may face labor shortages that could slow our growth and adversely impact our ability to operate our stores.

The successful operation of our business depends upon our ability to attract, motivate and retain a sufficient number of qualified executives, managers and skilled employees. From time-to-time, there may be a shortage of skilled labor in certain of the communities in which our stores are located. Shortages of skilled labor may make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified employees and could delay the planned openings of new stores or adversely impact our existing stores. Any such delays, material increases in employee turnover rates in existing stores or widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have a material adverse effect on our results of operations.

Immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new immigration legislation is enacted, such laws may contain provisions that could increase our costs in recruiting, training and retaining employees. Also, although our hiring practices comply with the requirements of federal law in reviewing employees’ citizenship or authority to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our stores, thereby negatively impacting our business.

We depend on the services of key executives, the loss of whom could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Our future success significantly depends on the continued service and performance of our key management personnel. With the exception of Kevin Bachus, Senior Vice President of Entertainment and Games Strategy, we have employment agreements with all members of senior management. However, we cannot prevent members of senior management from terminating their employment with us. Losing the services of members of senior management could materially harm our business until a suitable replacement is found, and such replacement may not have equal experience and capabilities. In addition, we have not purchased life insurance on any members of our senior management.

Local conditions, events, terrorist attacks, adverse weather conditions and natural disasters could adversely affect our business.

Certain of the regions in which our stores are located have been, and may in the future be, subject to adverse local conditions, events, terrorist attacks, adverse weather conditions, or natural disasters, such as earthquakes, floods and hurricanes. For example, our nine stores located in California and our one store located in Oregon are particularly subject to earthquake risk, and our five stores in Florida, our two stores in Houston, Texas and our one store in Hawaii are particularly subject to hurricane risk. Depending upon its magnitude, a natural disaster could severely damage our stores, which could adversely affect our business, results of operations or financial condition. We currently maintain property and business interruption insurance through the aggregate property policy for each of the stores. However, such coverage may not be sufficient if there is a major disaster. In addition, upon the expiration of our current insurance policies, adequate insurance coverage may not be available at reasonable rates, or at all.

Damage to our brand or reputation could adversely affect our business.

Our brand and our reputation are among our most important assets. Our ability to attract and retain customers depends, in part, upon the external perception of our Company, the quality of our food service and facilities and our integrity. Multi-store businesses, such as ours, can be adversely affected by unfavorable publicity resulting from poor food quality, illness or health concerns, or a variety of other operating issues stemming from one or a limited number of stores. Adverse publicity involving any of these factors could make our stores less appealing, reduce our customer traffic and/or impose practical limits on pricing. In the future, our stores may be operated by franchisees. Any such franchisees will be independent third parties that we do not control. Although our franchisees will be contractually obligated to operate the store in accordance with our standards, we would not oversee their daily operations. If one or more of our stores were the subject of unfavorable publicity, our overall brand could be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to renew real property leases on favorable terms, or at all, which may require us to close a store or relocate, either of which could have a material adverse effect on our business, results of operations or financial condition.

All 77 stores operated by us as of September 15, 2015 are operated on leased property. The leases typically provide for a base rent plus additional rent based on a percentage of the revenue generated by the stores on the leased premises once certain thresholds are met. A decision not to renew a lease for a store could be based on a number of factors, including an assessment of the area in which the store is located. We may choose not to renew, or may not be able to renew, certain of such existing leases if the capital investment then required to maintain the stores at the leased locations is not justified by the return on the required investment. If we are not able to renew the leases at rents that allow such stores to remain profitable as their terms expire, the number of such stores may decrease, resulting in lower revenue from operations, or we may relocate a store, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations or financial condition. For example, our store lease on our Farmingdale store did not contain an option to renew and the lease expired in February 2015, resulting in the store’s closure on February 8, 2015.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financial flexibility.

Payments under our operating leases account for a significant portion of our operating expenses. For example, total rental payments, including additional rental payments based on sales at some of our stores, under operating leases were approximately $33.7 million, or 7.7% of our total revenues, in the twenty-six weeks ended August 2, 2015 and $62.0 million, or 8.3% of our total revenues, in fiscal 2014. In addition, as of August 2, 2015, our facility operating leases requiring future minimum lease payments aggregating approximately $134.9 million through the next two years and approximately $596.2 million thereafter. We expect that we will lease any new stores we open under operating leases. Our substantial operating lease obligations could have significant negative consequences, including:

■	increasing our vulnerability to general adverse economic and industry conditions;

■	limiting our ability to obtain additional financing;

■	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

■	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

■	placing us at a disadvantage with respect to our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse effect on us.

We may not be able to adequately protect our intellectual property.

Our intellectual property is essential to our success and competitive position. We use a combination of intellectual property rights, such as trademarks and trade secrets, to protect our brand and certain other proprietary processes and information material to our business. The success of our business strategy depends, in part, on our continued ability to use our intellectual property rights to increase brand awareness and further develop our branded products in both existing and new markets. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. If third parties misappropriate or infringe our intellectual property, the value of our image, brand and the goodwill associated therewith may be diminished, our brand may fail to achieve and maintain market recognition, and our competitive position may be harmed, any of which could have a material adverse effect on our business, including our revenues. Policing unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent the violation or misappropriation of such intellectual property rights by others. To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management and adversely affect our revenue, financial condition and results of operations.

We cannot be certain that our products and services do not and will not infringe on the intellectual property rights of others. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, take a royalty-bearing license, discontinue the use of third-party products used within our operations and/or rebrand our business and products.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business and operating results.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. Any failure to remediate deficiencies noted by our management or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

Disruptions in our information technology systems or security breaches of confidential customer information or personal employee information could have an adverse impact on our operations.

Our operations are dependent upon the integrity, security and consistent operation of various systems and data centers, including the point-of-sale, kiosk and amusement operations systems in our stores, data centers that process transactions, communication systems and various other software applications used throughout our operations. Disruptions in these systems could have an adverse impact on our operations. We could encounter difficulties in developing new systems or maintaining and upgrading existing systems. Such difficulty could lead to significant expenses or to losses due to disruption in our business operations.

In addition, our information technology systems are subject to the risk of infiltration or data theft. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage information technology systems change frequently and may be difficult to detect for long periods of time. As such, we may be unable to anticipate these techniques or implement adequate preventive measures. The hardware, software or applications we develop or procure from third parties may also contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other methods of deceiving our team members, contractors and temporary staff. In 2007, there was an external breach of our credit card processing systems, which led to fraudulent credit card activity and resulted in the payment of fines and reimbursements for the fraudulent credit card activity. As part of a settlement with the Federal Trade Commission, we have implemented a series of corrective measures in order to ensure that our computer systems are secure and that our customers’ personal information is protected. Despite our considerable efforts and investment in technology to secure our computer network, security could still be compromised, confidential information could be misappropriated or system disruptions could occur in the future. This could cause significant harm to our reputation, lead to a loss of sales or profits or cause us to incur significant costs to reimburse third parties for damages.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption at one or more of our stores would be adequate. Given the limited number of stores we operate, such a loss could have a material adverse effect on our results of operations. Similarly, although we carry insurance for breaches of our computer network security, there can be no assurance that all types of potential loss or liability will be covered by such insurance or that we have enough insurance to provide coverage against all claims. Moreover, we believe that insurance covering liability for violations of wage and hour laws is generally not available. These losses, if they occur, could have a material adverse effect on our business and results of operations.

Risks Related to this Offering

Our stock price may fluctuate significantly, and you may not be able to resell your shares at or above the offering price.

The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

■	market conditions in the broader stock market;

■	actual or anticipated fluctuations in our quarterly financial condition and results of operations;

■	actual or anticipated strategic, technological or regulatory threats, whether or not warranted by actual events;

■	issuance of new or changed securities analysts’ reports or recommendations;

■	investor perceptions of our Company or the media and entertainment industries;

■	sales, or anticipated sales, of large blocks of our stock;

■	additions or departures of key management personnel, creative or other talent;

■	regulatory or political developments;

■	litigation and governmental investigations; and

■	macroeconomic conditions.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our senior secured credit facility contains, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. As a result, capital appreciation, if any, of our common stock may be your major source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

As of September 15, 2015, we had 358,865,398 shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 2,826,156 shares for issuance upon exercise of outstanding stock options under our 2010 Management Incentive Plan (the “2010 Stock Incentive Plan”) and 3,100,000 for issuances under our 2014 Stock Incentive Plan. Any common stock that we issue, including under our 2014 Omnibus Incentive Plan (the “2014 Stock Incentive Plan”) or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. As of September 15, 2015, we had 41,134,602 shares of common stock outstanding. We, our directors and our executive officers and our significant stockholders are subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” Following the expiration of the lock-up period, our principal stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. After this offering (assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders) and the expiration of the lock-up period, 11,243,528 additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or when we are required to register the sale of our stockholders’ remaining shares of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our costs could increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company, and particularly after we cease to be an “emerging growth company” at the conclusion of fiscal 2015, we could incur significant legal, accounting and other expenses not incurred in previous years. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules promulgated by the SEC and NASDAQ, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

Sarbanes-Oxley, as well as rules and regulations subsequently implemented by the SEC and NASDAQ, have imposed increased disclosure and enhanced corporate governance practices for public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards are likely to result in increased expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We may not be successful in continuing to implement these requirements and implementing them could adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our financial results on a timely and accurate basis could be impaired.

We are an “emerging growth company” and elect to comply with certain reduced reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

Until the conclusion of fiscal 2015, we will remain an “emerging growth company,” as defined in the JOBS Act, and we have taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we chose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we chose to opt out of any extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The “emerging growth company” classification can be retained for up to five years following our IPO or until the earlier of certain other criteria being met, including the market value of our common stock that is held by non-affiliates exceeding $700 million as of the last business day of our most recently completed second fiscal quarter. As of August 2, 2015, the market value of our common stock held by non-affiliates exceeded $700 million. As a result, we will cease to be an “emerging growth company” at the conclusion of fiscal 2015.

The price of our common stock may be volatile and you could lose all or part of your investment.

From the date of our IPO through September 30, 2015, our share price ranged from a high of $43.35 per share to a low of $15.89 per share. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

■	our quarterly or annual earnings or those of other companies in our industry;

■	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

■	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	additions or departures of our senior management personnel;

■	sales of our common stock by our directors and executive officers;

■	sales or distributions of our common stock by the Oak Hill Funds;

■	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

■	actions by shareholders;

■	the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

■	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

■	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or suppliers or our competitors;

■	acquisitions or strategic alliances by us or our competitors;

■	short sales, hedging and other derivative transactions in our common stock;

■	the operating and stock price performance of other companies that investors may deem comparable to us; and

■	other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

We are required to comply with certain SEC rules that implement Sections 302 and 404 of Sarbanes-Oxley, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we are required to disclose changes made in our internal control procedures on a quarterly basis, we take advantage of certain exceptions from reporting requirements that are available to “emerging growth companies” under the JOBS Act, each independent registered public accounting firm that performs an audit for us has not been required to attest to and report on our annual assessment of our internal controls over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. As of August 2, 2015, the market value of our common stock held by non-affiliates exceeded $700 million. As such, we will cease to be an “emerging growth company” at the conclusion of fiscal 2015. While we expect to be ready to comply with Section 404 of Sarbanes-Oxley by the applicable deadline, we cannot assure you that this will be the case. Furthermore, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of Sarbanes-Oxley. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to conclude that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. If we are not able to implement the requirements of Section 404 of Sarbanes-Oxley in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could have a material adverse effect on our business, prospects, results of operations and financial condition.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage, delay or prevent a change of control of our Company or changes in our management and, therefore, may depress the trading price of our stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our Company or changes in our management, including, among other things:

■	restrictions on the ability of our stockholders to fill a vacancy on the Board of Directors;

■	our ability to issue preferred stock with terms that the Board of Directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

■	the inability of our stockholders other than the Oak Hill Funds to call a special meeting of stockholders;

■	specify that special meetings of our stockholders can be called only upon the request of a majority of our Board of Directors or our Chief Executive Officer or at the request of the Oak Hill Funds or any person that acquires at least 10% of the voting power of all outstanding shares of our capital stock from the Oak Hill Funds in a privately negotiated transaction (an “Oak Hill Transferee”), as long as the Oak Hill Funds (or one or more of their affiliates to the extent assigned thereto, or an Oak Hill Transferee, as applicable) owns at least 10% of the voting power of all outstanding shares of our capital stock;

■	our directors may only be removed from the Board of Directors for cause by the affirmative vote of (i) a majority of the remaining members of the Board of Directors or (ii) the holders of at least 66 2/3% of the voting power of outstanding shares of our common stock entitled to vote thereon;

■	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors; and

■	advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a transaction involving a change of control of our Company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions that the Board of Directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Our amended and restated certificate of incorporation provides that we will not be governed by Section 203 of the Delaware General Corporation Law. Our amended and restated certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law, and prevents us from engaging in a business combination with an interested stockholder for a period of three years from the date such person acquired such common stock unless (with certain exceptions) the business combination is approved in a prescribed manner, including if Board of Directors approval or stockholder approval is obtained prior to the business combination, except that the Oak Hill Funds, or any affiliate thereof or any person or entity which acquires from any of the foregoing stockholders beneficial ownership of 5% or more of the then outstanding shares of our voting stock in a transaction or any person or entity which acquires from such transferee beneficial ownership of 5% or more of the then outstanding shares of our voting stock other than through a registered public offering or through any broker’s transaction executed on any securities exchange or other over-the-counter market, shall not be deemed an interested stockholder for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Risks Related to Our Capital Structure

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

As of September 15, 2015, we had $150.0 million of borrowings under our term loan facility, $208.0 million of borrowings under our revolving credit facility and $5.2 million in letters of credit outstanding. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us, or at all.

Our substantial indebtedness could have important consequences, including:

■	our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions, new store growth and general corporate or other purposes may be limited;

■	a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

■	our senior secured credit facility has a variable rate of interest, exposing us to the risk of increased interest rates;

■	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and

■	we may be vulnerable in a downturn in general economic conditions or in business, or may be unable to carry on capital spending that is important to our growth.

The terms of our senior secured credit facility restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our senior secured credit facility contains, and any future indebtedness will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

■	incur additional debt;

■	pay dividends and make other restricted payments;

■	create liens;

■	make investments and acquisitions;

■	engage in sales of assets and subsidiary stock;

■	enter into sale-leaseback transactions;

■	enter into transactions with affiliates; and

■	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

Our senior secured credit facility requires us to meet a maximum total leverage ratio and minimum fixed charge coverage ratio. Failure by us to comply with the covenants or financial ratios contained in the instruments governing our indebtedness could result in an event of default under the facility, which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our senior secured credit facility, the lenders will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. If our indebtedness were to be accelerated, our assets may not be sufficient to repay this indebtedness in full.

After this offering, our principal stockholder will continue to have substantial control over us.

After the consummation of this offering, the Oak Hill Funds will collectively beneficially own approximately 26.2% of our outstanding common stock, and approximately 24.1% of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full. See “Principal and Selling Stockholders.” As a consequence, the Oak Hill Funds or their affiliates will be able to substantially influence matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of this stockholder may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change of control of us otherwise favored by our other stockholders and could depress our stock price.

So long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto or an Oak Hill Transferee, as applicable) own 10% or more of the outstanding shares of our common stock, the Oak Hill Funds or an Oak Hill Transferee, as applicable, will have the right to call a special meeting of our stockholders.

Under the stockholders agreement, the Oak Hill Funds have consent rights with respect to the following matters so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) own 25% or more of the outstanding shares of our common stock: declaration or payments of non-pro rata dividends or non-pro rata repurchases of our common stock or amendments to our organizational documents in a manner adverse to the Oak Hill Funds.

The Oak Hill Funds and their affiliates will be reimbursed for certain costs and expenses pursuant to the stockholders’ agreement. See “Certain Relationships and Related Transactions—Stockholders’ Agreement.”

Conflicts of interest may arise because some of our directors are principals of our principal stockholder.

The Oak Hill Funds or their affiliates could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of the Oak Hill Funds or their affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of the Oak Hill Funds on our Board of Directors, by the terms of our amended and restated certificate of incorporation and stockholders’ agreement are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. In addition, under the stockholders’ agreement, the Oak Hill Funds are granted access to our customary non-public information, and members of our management team and the Oak Hill Funds are permitted to disclose our confidential information to their affiliates, representatives and advisors and the Oak Hill Funds and their affiliates will be permitted to disclose our confidential information if requested or required by law. The Oak Hill Funds and their affiliates are also permitted to disclose our confidential information to any potential purchaser of D&B Entertainment that executes a customary confidentiality agreement.

The Oak Hill Funds are entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds are entitled to designate one director designee to serve on the Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees is determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership interest in our Company multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees are currently J. Taylor Crandall, Kevin M. Mailender and Tyler J. Wolfram. Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement also provides that the Oak Hill Funds are entitled to nominate the members of the Nominating and Corporate Governance Committee up to a number of nominees not to exceed the number of directors designated by the Oak Hill Funds on the Board of Directors, and the remaining members are to be nominated by the Board of Directors. For so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) own 20% or more of the voting power of the outstanding shares of our common stock, the Nominating and Corporate Governance Committee shall consist of no more than three members. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, consists of at least one member designated by the Oak Hill Funds.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may deemed to be, forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, operating leverage strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. As a result we caution you against relying on any forward-looking statement.

The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

■	the impact of the global economic crisis on our business and financial results;

■	our ability to open new stores and operate them profitably;

■	our ability to achieve our targeted cash-on-cash return, first year store revenues, net development costs or Store-level EBITDA margin for new store openings;

■	changes in consumer preferences, general economic conditions or consumer discretionary spending;

■	the effect of competition in our industry;

■	potential fluctuations in our quarterly operating results due to seasonality and other factors;

■	the impact of potential fluctuations in the availability and cost of food and other supplies;

■	the impact of instances of foodborne illness and outbreaks of disease;

■	the impact of federal, state or local government regulations relating to our entertainment, games and attractions, personnel or the sale of food or alcoholic beverages;

■	legislative or regulatory changes;

■	the continued service of key management personnel;

■	our ability to attract, motivate and retain qualified personnel;

■	the impact of litigation;

■	changes in accounting principles, policies or guidelines;

■	changes in general economic conditions or conditions in securities markets or the banking industry;

■	a materially adverse change in our financial condition;

■	adverse local conditions, events, terrorist attacks, weather and natural disasters; and

■	other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting operations, pricing and services.

You should also read carefully the factors described in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statements, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus will be sold by the selling stockholders, some of whom may include our directors, officers and employees. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. However, we will receive up to approximately $1.4 million in proceeds from the Concurrent Option Exercise (or $1.6 million if the underwriters exercise their option to purchase additional shares from the selling stockholders in full), which we will use for general corporate purposes. We have agreed to pay certain expenses related to this offering, which we estimate to be approximately $750,000.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has traded on NASDAQ under the symbol “PLAY” since October 9, 2014. Prior to that time, there was no public market for our shares. As of September 15, 2015, there were 280 holders of record of our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock on NASDAQ.

Fiscal Quarter	High	Low
Third Quarter (October 10, 2014 (first trading date after IPO) to November 2, 2014)	$20.00	$15.89
Fourth Quarter (November 3, 2014 through February 1, 2015)	$30.91	$19.20
First Quarter (February 2, 2015 through May 3, 2015)	$34.21	$27.76
Second Quarter (May 4, 2015 through August 2, 2015)	$39.87	$30.84
Third Quarter (August 3, 2015 through September 30, 2015)	$43.35	$30.84

On September 30, 2015, the closing price of our common stock on NASDAQ was $37.83. Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

DIVIDEND POLICY

We have not historically declared or paid any cash dividends on our common stock. Currently, we intend to retain all available funds and any future earnings to fund the development and growth of our business and reduce debt, and we do not anticipate paying any dividends on our common stock. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. Our ability to pay dividends on our common stock is currently restricted directly or indirectly by the terms of our senior secured credit facility and may be further restricted by any future indebtedness we incur. Our business is conducted through our principal operating subsidiary, D&B Inc. Dividends from, and cash generated by, D&B Inc will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from D&B Inc.

Any future determination to pay dividends will be at the discretion of our Board of Directors and will take into account:

■	restrictions in agreements governing our indebtedness;

■	general economic and business conditions;

■	our financial condition and results of operations;

■	our capital requirements;

■	the ability of D&B Inc to pay dividends and make distributions to us; and

■	such other factors as our Board of Directors may deem relevant.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of August 2, 2015.

This table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in this prospectus.

AS OF AUGUST 2, 2015
(Dollars in thousands)
Cash and cash equivalents (1)	$23,722

Debt:
Senior secured credit facility:
Revolving credit facility	$211,000
Term loan	150,000

Total debt	361,000

Stockholders’ equity:
Common stock, $0.01 par value, 400,000,000 shares authorized; 41,122,534 shares issued; 41,133,333 shares outstanding(1)	411
Preferred stock, 50,000,000 shares authorized and none issued	—
Paid-in capital(1)	270,411
Treasury stock, no shares	—
Accumulated other comprehensive loss	(736)
Retained earnings	38,560

Total stockholders’ equity	308,646

Total capitalization	$669,646

(1)	Does not give effect to any cash received by us due to the Concurrent Option Exercise. See “Use of Proceeds.”

DILUTION

Except for up to 315,412 shares to be issued in connection with the Concurrent Option Exercise, or 366,476 shares if the underwriters’ option to purchase additional shares is exercised in full, the shares of common stock to be sold by the selling stockholders pursuant to this prospectus are currently issued and outstanding. Accordingly, the only dilution to our existing stockholders as a result of this offering will be as a result of the exercise of vested stock options currently held by certain of the selling stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below are our selected consolidated financial data for the periods ending on and as of the dates indicated. GAAP requires operating results for D&B Holdings prior to the acquisition completed June 1, 2010 to be presented as the results of the Predecessor in the historical financial statements. Operating results of D&B Entertainment subsequent to the acquisition are presented as the results of the Successor and include all periods including and subsequent to June 1, 2010.

D&B Entertainment has no material assets or operations other than the ownership of all of the outstanding common stock of D&B Holdings. D&B Holdings has no material assets or operations other than the ownership of all of the outstanding common stock of D&B Inc.

The statement of operations and cash flows data for each of the fiscal years ended February 1, 2015 (Successor), February 2, 2014 (Successor) and February 3, 2013 (Successor) and the balance sheet data as of February 1, 2015 (Successor) and February 2, 2014 (Successor) were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the fiscal year ended January 29, 2012 (Successor), the 244 day period from June 1, 2010 to January 30, 2011 (Successor) and the 120 day period from February 1, 2010 to May 31, 2010 (Predecessor) and the balance sheet data as of February 3, 2013 (Successor), January 29, 2012 (Successor) and January 30, 2011 (Successor) were derived from the Successor’s and Predecessor’s audited consolidated financial statements that are not included elsewhere in this prospectus. The statement of operations and cash flows data for each of the twenty-six week periods ended August 2, 2015 (Successor) and August 3, 2014 (Successor), and the balance sheet data as of August 2, 2015 (Successor) were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The balance sheet as of August 3, 2014 (Successor) was derived from our unaudited consolidated financial statements, which are not included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the data for such periods and as of such dates.

We operate on a 52 or 53 week fiscal year that ends on the Sunday after the Saturday closest to January 31. Each quarterly period has 13 weeks, except in a 53 week year when the fourth quarter has 14 weeks. All fiscal years presented herein consist of 52 weeks, except fiscal year 2012, which consisted of 53 weeks.

Our historical results are not necessarily indicative of future results of operations. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes related thereto, included elsewhere in this prospectus. All dollar amounts are presented in thousands except share and per share amounts.

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED						FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013	JANUARY 29, 2012	FOR THE 244 DAY PERIOD FROM JUNE 1, 2010 TO JANUARY 30, 2011	FOR THE 120 DAY PERIOD FROM FEBRUARY 1, 2010 TO MAY 31, 2010	JANUARY 30, 2011 (1)
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Combined) (Non-GAAP)
Statement of operations data:
Revenues:
Food and beverage revenues	$202,778	$177,898	$359,125	$310,111	$298,421	$272,606	$177,044	$90,470	$267,514
Amusement and other revenues	237,236	198,310	387,626	325,468	309,646	268,939	166,489	87,536	254,025

Total revenues	440,014	376,208	746,751	635,579	608,067	541,545	343,533	178,006	521,539

Operating costs:
Cost of products:
Cost of food and beverage	52,660	45,690	92,122	77,577	73,019	65,751	41,890	21,817	63,707
Cost of amusement and other	30,840	27,244	54,353	47,437	46,098	41,417	26,832	13,442	40,274

Total cost of products	83,500	72,934	146,475	125,014	119,117	107,168	68,722	35,259	103,981
Operating payroll and benefits	99,073	85,120	175,709	150,172	145,571	130,875	85,271	43,969	129,240
Other store operating expenses	125,007	144,142	225,763	199,537	192,792	175,993	111,456	59,802	171,258
General and administrative expenses (2)	26,345	20,069	44,574	36,440	40,356	34,896	25,670	17,064	42,734
Depreciation and amortization expense (3)	38,215	34,673	70,868	66,337	63,457	54,277	33,794	16,224	50,018
Pre-opening costs	5,359	4,292	9,501	7,040	3,060	4,186	842	1,447	2,289

Total operating costs	377,499	331,230	672,890	584,540	564,353	507,395	325,755	173,765	499,520

Operating income	62,515	44,978	73,861	51,039	43,714	34,150	17,778	4,241	22,019
Interest expense, net	6,873	23,696	34,789	47,809	47,634	44,931	25,486	6,976	32,462
Loss on debt retirement	6,822	25,986	27,578	—	—	—	—	—	—

Income (loss) before provision (benefit) for income taxes	48,820	(4,704)	11,494	3,230	(3,920)	(10,781)	(7,708)	(2,735)	(10,443)
Provision (benefit) for income taxes	16,705	(2,287)	3,858	1,061	(12,702)	(3,796)	(2,551)	(597)	(3,148)

Net income (loss)	$32,115	$(2,417)	$7,636	$2,169	$8,782	$(6,985)	$(5,157)	$(2,138)	$(7,295)

Net income (loss) per share of common stock:
Basic	$0.79	$(0.07)	$0.22	$0.07	$0.26	$(0.20)	$(0.09)	*	*
Diluted	$0.76	$(0.07)	$0.21	$0.06	$0.26	$(0.20)	$(0.09)	*	*
Weighted average number of shares outstanding:
Basic	40,542,895	33,204,272	35,314,884	33,187,776	33,186,426	34,478,732	55,064,278	*	*
Diluted	42,527,135	33,204,272	37,126,048	34,030,115	33,747,535	34,478,732	55,064,278	*	*
As adjusted Consolidated Statements of Operations Data (4):
As adjusted net income	$38,359	$24,745	$40,226
As adjusted earnings per share:
Basic	$0.95	$0.62	$1.01
Diluted	$0.90	$0.58	$0.94
As adjusted weighted average shares outstanding:
Basic	40,542,895	39,969,228	39,969,228
Diluted	42,527,135	42,760,655	42,905,945
Statement of cash flow data:
Cash provided by (used in):
Operating activities	$85,480	$10,451	$86,715	$109,878	$82,796	$72,777	$25,240	$11,295	$36,535
Investing activities	(76,649)	(59,352)	(129,573)	(105,677)	(78,488)	(70,502)	(102,744)	(12,975)	(115,719)
Financing activities	(55,985)	76,172	75,654	(2,238)	(1,875)	(2,998)	97,034	(125)	96,909
Balance sheet data (as of end of period):
Cash and cash equivalents	$23,722	$65,351	$70,876	$38,080	$36,117	$33,684	$34,407
Net working capital (deficit) (5)	(46,115)	9,486	17,140	(13,700)	5,863	(9,584)	(5,186)
Property and equipment, net	480,927	406,411	436,048	388,093	337,239	323,342	304,819
Total assets	951,232	908,124	950,689	861,758	813,610	786,142	764,542
Total debt, net of unamortized discount	361,000	528,681	429,020	485,677	471,050	458,497	347,918
Stockholders’ equity	308,646	148,600	258,697	150,448	147,411	137,515	239,830

*	Not meaningful.

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013	JANUARY 29, 2012	JANUARY 30, 2011
							(Combined)
Store-level Data:
Stores open at end of period (6)	76	69	73	66	61	58	57
Comparable stores (7)	60	57	57	55	54	52	48
Comparable store sales increase (decrease) (8)	10.4%	5.2%	7.3%	1.0%	3.0%	2.2%	(1.9)%
Store-level EBITDA (9)	$132,434	$104,012	$198,804	$160,856	$150,587	$127,509	$117,060
Store-level EBITDA margin (10)	30.1%	27.6%	26.6%	25.3%	24.8%	23.5%	22.4%

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013	JANUARY 29, 2012	JANUARY 30, 2011
							(Combined)
Other Data:
Adjusted EBITDA (11)	$114,582	$89,059	$165,127	$134,790	$120,478	$98,372	$86,280
Adjusted EBITDA margin (12)	26.0%	23.7%	22.1%	21.2%	19.8%	18.2%	16.5%
Capital additions (13):
New stores	$52,214	$30,082	$77,489	$72,301	$32,795	$43,951	$10,745
Operating initiatives, including remodels	18,794	9,920	16,778	21,930	21,946	10,380	5,500
Games	8,472	7,601	12,314	11,413	10,090	7,196	7,238
Maintenance	4,210	5,122	13,296	14,238	13,858	11,419	11,750

Total capital additions	$83,690	$52,725	$119,877	$119,882	$78,689	$72,946	$35,233

(1)	Affiliates of the Oak Hill Funds, and certain members of management, acquired all of the outstanding common stock of D&B Holdings as part of the Acquisition. GAAP in the United States requires operating results for D&B Holdings prior to the Acquisition to be presented as Predecessor’s results in the historical financial statements. Operating results for D&B Entertainment subsequent to the Acquisition are presented or referred to as Successor’s results in our historical financial statements. References to the 52 week period ended January 30, 2011, included in this prospectus relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of the combined results with other annual periods presented.
(2)	General and administrative expenses during the fiscal year ended January 30, 2011 includes $4.6 million and $4.3 million of transaction costs in the Successor and Predecessor periods, respectively. The Predecessor period of fiscal 2010 also includes $1.4 million acceleration of stock-based compensation charges related to the Predecessor’s stock plan.
(3)	Fair value adjustments made in connection with accounting for the Acquisition resulted in a $29.1 million increase in depreciable asset values. The fair value adjustments and changes in useful lives to certain assets contributed to higher post-acquisition depreciation expense. The impacts on these fair value adjustments will continue to contribute to higher depreciation for approximately the next fifteen years. However, the impact diminishes over time due to the expiration of useful lives or disposition of the underlying assets.
(4)

As adjusted consolidated statement of operations data gives effect to (i) the 224.9835679 for 1 stock split of our common stock prior to the IPO, (ii) the issuance of 6,764,705 shares in our IPO and (iii) the 2015 Refinancing as described in “Prospectus Summary—Our Refinancings,” as if they had occurred on February 3, 2014. As adjusted net income reflects (i) net decreases in interest expense resulting from the debt reductions associated with both the 2014 Refinancing and the 2015 Refinancing and the lower effective interest rate of approximately 2.5% associated with the 2015 Refinancing; (ii) the elimination of loss on debt retirement related to the premiums, interest and expense incurred in connection with the 2014 Refinancing and related prepayment and 2015 Refinancing; (iii) the increase in compensation expense, relating to the grants of 444,969 options issued in connection with the IPO; (iv) the elimination of expenses related to the IPO and subsequent follow-on offerings, which were not capitalized as part of Stockholders’ equity; and (v) the tax effects of these changes on income before taxes, based on the statutory tax rate for the respective periods. The as adjusted consolidated statements of operations data is not necessarily indicative of what our results of operations would have been if the transaction had been completed as of the date indicated, such as increased stock-based compensation payments or public company expenses, nor is such data necessarily indicative of our results of operations for any future period.
(5)	Defined as total current assets minus total current liabilities.
(6)	Included in our store counts for all periods presented except for our August 2, 2015 store count is our store in Farmingdale which permanently closed on February 8, 2015. Our location in Nashville, Tennessee, which temporarily closed from May 2, 2010 to November 28, 2011 due to flooding is included in our store count for all periods presented. Included in our January 30, 2011 store count is a store in Dallas, Texas, which permanently closed on May 2, 2011. Our Bethesda location (which permanently closed on August 12, 2014) is included in store counts for all periods presented except for our February 1, 2015 and August 2, 2015 store counts. Also included in the store counts as of January 29, 2012, and January 30, 2011 is a second store in Dallas, Texas, which permanently closed on December 17, 2012.
(7)	“Comparable stores” are stores open at least 18 months as of the beginning of each of the relevant fiscal years, excluding our one franchised store located in Canada, which ceased operation as a Dave & Buster’s on May 31, 2013. Fiscal 2014 comparable stores exclude the Bethesda location, which permanently closed on August 12, 2014.
(8)	“Comparable store sales increase (decrease)” reflects the year-over-year changes, on a calendar week basis, for the stores defined as comparable in (7) above.
(9)	“Store-level EBITDA” is defined by us as net income (loss), plus interest expense, net, loss on debt retirement, provision (benefit) for income taxes, depreciation and amortization expense, general and administrative expenses and pre-opening costs, as shown in the table below. We use Store-level EBITDA to measure operating performance and returns from opening new stores. Similar to Adjusted EBITDA, Store-level EBITDA is not defined under GAAP and does not purport to be an alternative to net income as a measure of operating performance.
We believe that Store-level EBITDA is another useful measure in evaluating our operating performance because it removes the impact of general and administrative expenses, which are not incurred at the store-level, and the costs of opening new stores, which are non-recurring at the store-level, and thereby enables the comparability of the operating performance of our stores for the periods presented. We also believe that Store-level EBITDA is a useful measure in evaluating our operating performance within the entertainment and dining industry because it permits the evaluation of store-level productivity, efficiency and performance, and we use Store-level EBITDA as a means of evaluating store financial performance compared with our competitors. However, because this measure excludes significant items such as general and administrative expenses and preopening costs, as well as our interest expense and depreciation and amortization expense, which are important in evaluating our consolidated financial performance from period to period, the value of this measure is limited as a measure of our consolidated financial performance. Our calculation of Store-level EBITDA for the periods is presented below:

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013	JANUARY 29, 2012	JANUARY 30, 2011
							(Combined)
Net income (loss)	$32,115	$(2,417)	$7,636	$2,169	$8,782	$(6,985)	$(7,295)
Interest expense, net	6,873	23,696	34,789	47,809	47,634	44,931	32,462
Loss on debt retirement	6,822	25,986	27,578	—	—	—	—
Provision (benefit) for income taxes	16,705	(2,287)	3,858	1,061	(12,702)	(3,796)	(3,148)
Depreciation and amortization expense	38,215	34,673	70,868	66,337	63,457	54,277	50,018
General and administrative expenses	26,345	20,069	44,574	36,440	40,356	34,896	42,734
Pre-opening costs	5,359	4,292	9,501	7,040	3,060	4,186	2,289

Store-level EBITDA	$132,434	$104,012	$198,804	$160,856	$150,587	$127,509	$117,060

(10)	“Store-level EBITDA margin” represents Store-level EBITDA divided by total revenues. Store-level EBITDA margin allows us to evaluate operating performance of each store across stores of varying size and volume.
(11)	“Adjusted EBITDA” is calculated as net income (loss), plus interest expense, net, loss on debt retirement, provision (benefit) for income taxes, depreciation and amortization expense, loss (gain) on asset disposal, share-based compensation, currency transaction (gain) loss, pre-opening costs, reimbursement of affiliate and other expenses, change in deferred amusement revenue and ticket liability estimations, transaction and other costs.

Adjusted EBITDA is presented because we believe that it provides useful information to investors regarding our operating performance and our capacity to incur and service debt and fund capital expenditures. We believe that Adjusted EBITDA is used by many investors, analysts and rating agencies as a measure of performance. In addition, Adjusted EBITDA is approximately equal to “EBITDA” as defined in our senior secured credit facility and our presentation of Adjusted EBITDA is consistent with that reported to our lenders to allow for leverage-based assessments. By reporting Adjusted EBITDA, we provide a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA is a metric utilized to measure performance-based bonuses paid to our executive officers and certain managers.
Adjusted EBITDA, however, is not defined by GAAP and should not be considered in isolation or as an alternative to other financial data prepared in accordance with GAAP or as an indicator of the Company’s operating performance. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, Adjusted EBITDA and Adjusted EBITDA margin do not take into account a number of significant items, including our interest expense and depreciation and amortization expense. Because Adjusted EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. In addition, Adjusted EBITDA excludes pre-opening costs and adjustments for changes in the accruals for deferred amusement revenue and ticket liability, which we expect customers to redeem in future periods and which may be important in analyzing our GAAP results. Our calculations of Adjusted EBITDA adjust for these amounts because they vary from period to period and do not directly relate to the ongoing operations of the current underlying business of our stores and therefore complicate comparisons of the underlying business between periods. Nevertheless, because of the limitations described above management does not view Adjusted EBITDA in isolation and also uses other measures, such as net sales, gross margin, operating income and net income (loss), to measure operating performance.

Our calculation of Adjusted EBITDA for the periods presented is set forth below:

	TWENTY-SIX WEEKS ENDED		FISCAL YEAR ENDED
	AUGUST 2, 2015	AUGUST 3, 2014	FEBRUARY 1, 2015	FEBRUARY 2, 2014	FEBRUARY 3, 2013	JANUARY 29, 2012	JANUARY 30, 2011
							(Combined)
Net income (loss)	$32,115	$(2,417)	$7,636	$2,169	$8,782	$(6,985)	$(7,295)
Interest expense, net	6,873	23,696	34,789	47,809	47,634	44,931	32,462
Loss on debt retirement	6,822	25,986	27,578	—	—	—	—
Provision (benefit) for income taxes	16,705	(2,287)	3,858	1,061	(12,702)	(3,796)	(3,148)
Depreciation and amortization expense	38,215	34,673	70,868	66,337	63,457	54,277	50,018
Loss (gain) on asset disposal (a)	869	622	1,771	2,631	2,640	1,279	(2,397)
Currency transaction (gain) loss (b)	(2)	(20)	124	622	(13)	103	(143)
Reimbursement of affiliate and other expenses (c)	30	303	504	722	799	854	626
Transaction and other costs (d)	1,258	1,161	2,189	256	3,252	946	10,101
Share-based compensation (e)	1,621	503	2,212	1,207	1,099	1,038	2,491
Pre-opening costs (f)	5,359	4,292	9,501	7,040	3,060	4,186	2,289
Change in deferred amusement revenue and ticket liability (g)	4,717	2,547	4,097	4,936	2,470	1,539	1,276

Adjusted EBITDA	$114,582	$89,059	$165,127	$134,790	$120,478	$98,372	$86,280

(a)	Represents the net book value of assets (less proceeds received) disposed of during the period. Primarily relates to assets replaced in ongoing operation of business.
(b)	Represents the effect of foreign currency transaction (gains) or losses related to our store in Canada.
(c)	Represents fees and expenses paid directly to our Board of Directors and certain non-recurring payments to management and compensation consultants. It also includes the reimbursement of expenses made to Oak Hill in the amount of $31, $34, $41, $115, $76, $297 and $0 in the twenty-six weeks ended August 2, 2015 and August 3, 2014, and fiscal years 2014, 2013, 2012, 2011 and 2010, respectively. See “Certain Relationships and Related Transactions—Expense Reimbursement Agreement.”
(d)	Primarily represents costs related to capital markets transactions, severance costs associated with the departure of key executives/organizational restructuring initiatives and store closure costs.
(e)	Represents stock compensation expense under our 2010 Stock Incentive Plan and 2014 Stock Incentive Plan.

(f)	Represents costs incurred prior to the opening of our new stores.
(g)	Represents increases or decreases to accrued liabilities established for future amusement game play and the fulfillment of tickets won by customers on our redemption games.
(12)	“Adjusted EBITDA margin” represents Adjusted EBITDA divided by total revenues.
(13)	“Capital additions” is defined as total accrual based additions to property and equipment. Capital additions do not include any reductions for tenant improvement allowances received or receivable from landlords. Tenant improvement allowances received from landlords totaled $12,772, $7,454, $22,035, $15,786, $10,882, $6,911 and $3,165 in the twenty-six weeks ended August 2, 2015 and August 3, 2014, and in fiscal years 2014, 2013, 2012, 2011 and 2010, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our audited and unaudited consolidated financial statements and related notes included herein. Unless otherwise specified, the meanings of all defined terms in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are consistent with the meanings of such terms as defined in the Notes to Consolidated Financial Statements. This discussion includes forward-looking statements and assumptions. Please see “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to our forward-looking statements. We define high-volume dining and entertainment venues as those open for at least one full year and with average store revenues in excess of $5,000 and define year one cash-on-cash return as year one Store-level EBITDA exclusive of national marketing costs divided by net development costs. All dollar amounts in the MD&A are presented in thousands.

General

We are a leading owner and operator of high-volume venues in North America that combine dining and entertainment for both adults and families. Founded in 1982, the core of our concept is to offer our customers the opportunity to “Eat Drink Play and Watch” all in one location. Eat and Drink are offered through a full menu of “Fun American New Gourmet” entrées and appetizers and a full selection of non-alcoholic and alcoholic beverages. Our Play and Watch offerings provide an extensive assortment of entertainment attractions centered around playing games and watching live sports and other televised events. Our customer mix skews moderately to males, primarily between the ages of 21 and 39, and we believe we also serve as an attractive venue for families with children and teenagers. We believe we appeal to a diverse customer base by providing a highly customizable experience in a dynamic and fun setting.

Our stores average 44,000 square feet, range in size between 16,000 and 66,000 square feet and are open seven days a week, with hours of operation typically from 11:30 a.m. to midnight on Sunday through Thursday and 11:30 a.m. to 2:00 a.m. on Friday and Saturday.

Our Growth Strategies and Outlook

Our growth is based primarily on the following strategies:

■	Pursue New Store Growth;

■	Grow Our Comparable Store Sales; and

■	Expand the Dave & Buster’s Brand Internationally.

For further information about our growth strategies and outlook, see “Business—Our Growth Strategies.”

Key Events

On June 1, 2010, D&B Entertainment, a newly-formed Delaware corporation owned by Oak Hill Funds acquired all of the outstanding common stock of D&B Holdings from Wellspring Capital Partners III, L.P and HBK Main Street Investors L.P. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of D&B Entertainment, merged with and into D&B Holdings’ wholly-owned, direct subsidiary, D&B Inc with D&B Inc being the surviving corporation in the merger).

On July 25, 2014 we entered into a senior secured credit facility that provides a $530,000 term loan facility and a $50,000 revolving credit facility. The proceeds of the senior secured credit facility were used to refinance in whole the prior senior secured credit facility (of which $143,509 was outstanding as of July 25, 2014), repay in full $200,000 aggregate principal amount of the 11.0% senior notes due June 1, 2018, repay all outstanding 12.25% senior discount notes due February 15, 2016 ($150,193 accreted value as of July 25, 2014) and pay related premiums for early redemption, interest and expenses, which refinancing we refer to as the 2014 Refinancing. This debt was subsequently refinanced on May 15, 2015 as described below.

In October 2014, we amended and restated our certificate of incorporation to increase our authorized share count to 450,000,000 shares of stock, including 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each with a par value of $0.01 per share and to split our common stock 224.9835679 for 1. Additionally, we completed our IPO of 6,764,705 shares of common stock at a price of $16.00 per share. Unless otherwise noted herein, historic share data has been adjusted to give effect to the stock split.

In February 2015, we completed a follow-on offering of 7,590,000 shares of our common stock (including the full exercise of the underwriters’ overallotment option to purchase an additional 990,000 shares) at a price of $29.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 300,151 options were exercised at a weighted average price of $4.49. We issued new shares in satisfaction of this exercise. We received $1,346 upon the exercise of options which were sold as part of such offering.

In May 2015, we entered into a new senior secured credit facility that provides a $150,000 term loan facility and a $350,000 revolving credit facility (the “Credit Facility”). The proceeds of the Credit Facility were used to refinance in full the balance of a prior credit facility of $430,000 and to pay related interest and expenses.

In May 2015, we completed another follow-on offering of 9,775,000 shares of our common stock (including the full exercise of the underwriters’ overallotment option to purchase an additional 1,275,000 shares) at a price of $31.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 853,155 options were exercised at a weighted average price of $4.46. We issued 604,743 new shares and utilized 248,412 treasury shares in satisfaction of this exercise. We received $3,809 upon the exercise of options which were sold as part of such offering.

As a result of the 2014 Refinancing and 2015 Refinancing, the IPO and the prepayment of a portion of our senior credit facility, we expect to have lower interest expense. However, we also expect to continue to incur additional incremental costs, including legal, accounting, insurance and other compliance costs, as a public company.

As of August 2, 2015, the Company had a total of 41,133,333 common shares outstanding (consisting of 41,122,534 common shares and 10,799 unvested restricted shares). No preferred shares were issued or outstanding. The Oak Hill Funds beneficially owned approximately 40.1% of our outstanding stock and certain members of our Board of Directors and our management control approximately 1.1% of our outstanding common stock. The remaining 58.8% is owned by the public.

D&B Entertainment has no material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. D&B Holdings has no material assets or operations other than 100% ownership of the outstanding common stock of D&B Inc. As such, the following discussion, unless specifically identified otherwise, addresses the operations of D&B Inc.

Key Measures of Our Performance

We monitor and analyze a number of key performance measures to manage our business and evaluate financial and operating performance. These measures include:

Comparable Store Sales. Comparable store sales are a year-over-year comparison of sales at stores open at the end of the period which have been opened for at least 18 months as of the beginning of each of the fiscal years. It is a key performance indicator used within the industry and is indicative of acceptance of our initiatives as well as local economic and consumer trends. Our comparable stores consisted of 60, 57, 57, 55 and 54 stores as of the end of the twenty-six weeks ended August 2, 2015 and August 3, 2014 and fiscal years ended February 1, 2015, February 2, 2014 and February 3, 2013, respectively. Fiscal 2014 comparable store sales exclude sales from our Bethesda location, which permanently closed on August 12, 2014. Fiscal 2015 comparable store sales exclude sales from our Farmingdale location, which permanently closed on February 8, 2015.

New Store Openings. Our ability to expand our business and reach new customers is influenced by the opening of additional stores in both new and existing markets. The success of our new stores is indicative of our brand appeal and the efficacy of our site selection and operating models.

Our new locations typically open with sales volumes in excess of their run-rate levels, which we refer to as a “honeymoon” effect. We expect our new store volumes in year two to be 15% to 20% lower and our Store-level Adjusted EBITDA margins to be two to five percentage points lower in the second full year of operations than our year one targets, and to grow in line with the rest of our comparable store base thereafter. As a result of the substantial revenues associated with each new store and the seasonality of our business, the number and timing of new store openings will result in significant fluctuations in quarterly results.

Store-level EBITDA and Store-level EBITDA Margin. We define “Store-level EBITDA” as net income (loss), plus interest expense, net, loss on debt retirement, provision (benefit) for income taxes, depreciation and amortization expense, general and administrative expenses and pre-opening costs. “Store-level EBITDA Margin” is defined as Store-level EBITDA divided by total revenues. Store-level EBITDA Margin allows us to evaluate operating performance of each store across stores of varying size and volume.

We believe that Store-level EBITDA is another useful measure of evaluating our operating performance because it removes the impact of general and administrative expenses, which are not incurred at the store-level, and the costs of opening new stores, which are non-recurring at the store-level, and thereby enables the comparability of the operating performance of our stores for the periods presented. We also believe that Store-level EBITDA is a useful measure in evaluating our operating performance within the entertainment and dining industry because it permits the evaluation of store-level productivity, efficiency and performance, and we use Store-level EBITDA as a means of evaluating store financial performance compared with our competitors. However, because this measure excludes significant items such as general and administrative expenses and pre-opening costs, as well as our interest expense and depreciation and amortization expense, which are important in evaluating our consolidated financial performance from period to period, the value of this measure is limited as a measure of our consolidated financial performance.

Adjusted EBITDA and Adjusted EBITDA Margin. We define “Adjusted EBITDA” as net income (loss), plus interest expense, net, loss on debt retirement, provision (benefit) for income taxes, depreciation and amortization expense, loss on asset disposal, share-based compensation, currency transaction (gain) loss, pre-opening costs, reimbursement of affiliate and other expenses, change in deferred amusement revenue and ticket liability estimations, transaction costs and other. “Adjusted EBITDA Margin” is defined as Adjusted EBITDA divided by total revenues.

Adjusted EBITDA is presented because we believe that it provides useful information to investors regarding our operating performance and our capacity to incur and service debt and fund capital expenditures. We believe that Adjusted EBITDA is used by many investors, analysts and rating agencies as a measure of performance. In addition, Adjusted EBITDA is approximately equal to “EBITDA” as defined in our Credit Facility and our presentation of Adjusted EBITDA is consistent with that reported to our lenders to allow for leverage-based assessments. By reporting Adjusted EBITDA, we provide a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA is a metric utilized to measure performance-based bonuses paid to our executive officers and certain managers.

Presentation of Operating Results

We operate on a 52 or 53 week fiscal year that ends on the Sunday after the Saturday closest to January 31. Each quarter consists of 13 weeks, except for a 53 week year when the fourth quarter consists of 14 weeks. Our 2012 fiscal year consisted of 53 weeks and all other years presented consist of 52 weeks. All references to the year-to-date fiscal 2015 period relate to the twenty-six week period ended August 2, 2015. All references to the year-to-date fiscal 2014 period relate to the twenty-six week period ended August 3, 2014. All references to “2014,” “fiscal 2014,” “fiscal year 2014” or similar references relate to the 52 week period ended February 1, 2015. All references to “2013,” “fiscal 2013,” “fiscal year 2013” or similar references relate to the 52 week period ended February 2, 2014. All references to “2012,” “fiscal 2012,” “fiscal year 2012” or similar references relate to the 53 week period ended February 3, 2013.

As a result of the 53 week fiscal year in 2012, our 2013 fiscal year began one week later than our 2012 fiscal year. In order to provide useful information to investors to better analyze our business, we have provided comparable store sales presented on a calendar week basis. Comparable store sales for year-to-date on a calendar week basis compares the results for the period from February 4, 2013 through February 2, 2014 (weeks 1 through 52 of our

2013 fiscal year) to the results for the period from February 6, 2012 through February 3, 2013 (weeks 2 through 53 of our 2012 fiscal year). The fiscal year 2012 comparable store sales have been adjusted to remove the impact of the 53rd week prior to calculating the year-over-year comparable sales change percentage. We believe comparable store sales calculated on a calendar week basis is more indicative of the health of our business. However, we also recognize that comparable store sales growth calculated on a fiscal week basis is a useful measure when analyzing year-over-year changes in our financial statements.

Key Line Item Descriptions

Revenues. Total revenues consist of food and beverage revenues as well as amusement and other revenues. Beverage revenues refer to alcoholic beverages. For the twenty-six weeks ended August 2, 2015, we derived 31.4% of our total revenue from food sales, 14.7% from beverage sales, 53.2% from amusement sales and 0.7% from other sources. For the year ended February 1, 2015, we derived 32.5% of our total revenue from food sales, 15.6% from beverage sales, 51.1% from amusement sales and 0.8% from other sources. For the year ended February 2, 2014, we derived 33.6% of our total revenue from food sales, 15.2% from beverage sales, 50.4% from amusement sales and 0.8% from other sources. For the year ended February 3, 2013, we derived 33.9% of our total revenue from food sales, 15.2% from beverage sales, 50.1% from amusement sales and 0.8% from other sources. Our revenue growth is primarily influenced by the number of store openings and growth in comparable store revenue. Comparable store revenue growth reflects the change in year-over-year revenue for the comparable store base and is an important measure of store performance. Comparable store sales growth can be generated by increases in average dollars spent per customer and improvements in customer traffic.

We continually monitor the success of current food and beverage items, the availability of new menu offerings, the menu price structure and our ability to adjust prices where competitively appropriate. With respect to the beverage component, we operate fully licensed facilities, which means that we offer full beverage service, including alcoholic beverages, throughout each store.

Our stores also offer an extensive array of amusements and entertainment options, with typically over 150 redemption and simulation games. We also offer traditional pocket billiards and shuffleboard. Redemption games offer our customers the opportunity to win tickets that can be redeemed for prizes in the “Winner’s Circle”, ranging from branded novelty items to high-end home electronics. Our redemption games include basic games of skill, such as skeeball and basketball, as well as competitive racing, and individual electronic games of skill. We review the amount of game play on existing amusements in an effort to match amusements availability with customer preferences. We intend to continue to invest in new games as they become available and prove to be attractive to our customers. Our unique venue allows us to provide our customers with value driven food and amusement combination offerings including our Eat & Play Combo (a promotion that provides a discounted Power Card in combination with select entrées), Super Charge Power Card offerings (when purchasing or adding value to a Power Card, the customer is given the opportunity to add more chips to the Power Card at a lower cost per chip amount), Half-Price Game Play (every Wednesday, from open to close, we reduce the price of every game in the Midway by one-half), Everyone’s a Winner (a limited-time offer providing a prize to every customer that purchases or adds value to a Power Card in the amount of $10 or more). We also offer various food and beverage discounts during key sports viewing times. In addition, from time to time we have limited time offers which allow our customers to play certain new games for free as a way to introduce those new games.

The special events portion of our business represented 9.1% of our total revenues for the twenty-six weeks ended August 2, 2015 and 11.7% of our total revenues in the year ended February 1, 2015. We believe our special events business is an important sampling and promotional opportunity for our customers because many customers are experiencing Dave & Buster’s for the first time. Accordingly, a considerable emphasis is placed on the special events portion of our business.

Cost of products. Cost of products includes the cost of food, beverages and the “Winner’s Circle” redemption items. For the twenty-six weeks ended August 2, 2015, the cost of food products averaged 27.1% of food revenue and the cost of beverage products averaged 23.6% of beverage revenue. The amusement and other cost of products averaged 13.0% of amusement and other revenues for the twenty-six weeks ended August 2, 2015. For the year ended February 1, 2015, the cost of food products averaged 26.6% of food revenue and the cost of beverage products averaged 23.7% of beverage revenue. The amusement and other cost of products averaged 14.0% of amusement and other revenues for the fiscal year ended February 1, 2015. For the fiscal year ended February 2, 2014, the cost of food products averaged 25.6% of food revenue and the cost of beverage products averaged 23.7% of beverage revenue. The amusement and other cost of products averaged 14.6% of amusement and other revenues for fiscal year 2013. For the fiscal year ended February 3, 2013, the cost of food products averaged 24.9% of food revenue and the cost of beverage products averaged 23.4% of beverage revenue. The amusement and other cost of products averaged 14.9% of amusement and other revenues for fiscal year 2012. The cost of products is driven by product mix and pricing movements from third-party suppliers. We continually strive to gain efficiencies in both the acquisition and use of products while maintaining high standards of product quality.

Operating payroll and benefits. Operating payroll and benefits consist of wages, employer taxes and benefits for store personnel. We continually review the opportunity for efficiencies, principally through scheduling refinements.

Other store operating expenses. Other store operating expenses consist primarily of store-related occupancy, supply and outside service expenses, utilities, repair and maintenance and marketing and promotional costs.

General and administrative expenses. General and administrative expenses consist primarily of personnel, facilities and professional expenses for the various departments of our corporate headquarters.

Depreciation and amortization expense. Depreciation and amortization expense includes the depreciation of fixed assets and the amortization of trademarks with finite lives.

Pre-opening costs. Pre-opening costs include costs associated with the opening and organizing of new stores, including pre-opening rent (rent expense recognized during the period between date of possession and the store’s opening date), staff training and recruiting, and travel costs for employees engaged in such pre-opening activities.

Interest expense. Interest expense includes the cost of our debt obligations including the amortization of loan fees and original issue discounts, net of any interest income earned or interest expense capitalized.

Loss on debt retirement. Loss on debt retirement consists of the write-off of unamortized loan costs and original issue discount and other fees associated with the 2015 and 2014 refinancings of our debt. It also includes losses associated with the October 2014 early prepayment of debt with proceeds from our IPO.

Provision (benefit) for income taxes. Provision (benefit) for income taxes represents taxes for federal, state and foreign current and deferred income.

Liquidity and Cash Flows

The primary source of cash flow is from our operating activities and availability under the revolving credit facility.

Store-Level Variability, Quarterly Fluctuations, Seasonality and Inflation

We have historically operated stores varying in size and have experienced significant variability among stores in volumes, operating results and net investment costs.

We also expect seasonality to be a factor in the operation or results of the business in the future with higher first and fourth quarter revenues associated with the spring and year-end holidays. These quarters will continue to be susceptible to the impact of severe weather on customer traffic and sales during that period. Our third quarter, which encompasses the back-to-school fall season, has historically had lower revenues as compared to the other quarters.

We expect that volatile economic conditions will continue to exert pressure on both supplier pricing and consumer spending related to entertainment and dining alternatives. Although there is no assurance that our cost of products will remain stable or that federal or state minimum wage rates will not increase beyond amounts currently legislated, the effects of any supplier price increases or minimum wage rate increases are expected to be partially offset by selected menu price increases where competitively appropriate.

Twenty-Six Weeks Ended August 2, 2015 Compared to Twenty-Six Weeks Ended August 3, 2014

Results of operations

The following table sets forth selected data in thousands of dollars and as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying consolidated statements of comprehensive income (loss).

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015		TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
Food and beverage revenues	$202,778	46.1%	$177,898	47.3%
Amusement and other revenues	237,236	53.9	198,310	52.7

Total revenues	440,014	100.0	376,208	100.0
Cost of food and beverage (as a percentage of food and beverage revenues)	52,660	26.0	45,690	25.7
Cost of amusement and other (as a percentage of amusement and other revenues)	30,840	13.0	27,244	13.7

Total cost of products	83,500	19.0	72,934	19.4
Operating payroll and benefits	99,073	22.5	85,120	22.6
Other store operating expenses	125,007	28.4	114,142	30.4
General and administrative expenses	26,345	6.0	20,069	5.3
Depreciation and amortization expense	38,215	8.7	34,673	9.2
Pre-opening costs	5,359	1.2	4,292	1.1

Total operating costs	377,499	85.8	331,230	88.0

Operating income	62,515	14.2	44,978	12.0
Interest expense, net	6,873	1.5	23,696	6.4
Loss on debt retirement	6,822	1.6	25,986	6.9

Income (loss) before provision (benefit) for income taxes	48,820	11.1	(4,704)	(1.3)
Provision (benefit) for income taxes	16,705	3.8	(2,287)	(0.7)

Net income (loss)	$32,115	7.3%	$(2,417)	(0.6)%

Change in comparable store sales (1)		10.4%		5.2%
Company owned stores open at end of period (2)		76		69
Comparable stores open at end of period (1)		60		57

(1)	“Comparable store sales” (year-over-year comparison of stores operating at the end of the fiscal period and open at least 18 months as of the beginning of each of the fiscal years) is a key performance indicator used within the industry and is indicative of acceptance of our initiatives as well as local economic and consumer trends. Fiscal 2015 comparable stores exclude our Farmingdale location, which permanently closed on February 8, 2015. Fiscal 2014 comparable stores exclude our Bethesda location, which permanently closed on August 12, 2014.

(2)	Our fiscal 2015 store count excludes both our Farmingdale and Bethesda locations. Our Fiscal 2014 store count includes both locations.

Store openings during the twenty-six week periods ended August 2, 2015 and August 3, 2014 were as follows:

TWENTY-SIX WEEKS ENDED AUGUST 2, 2015		TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
LOCATION	OPENING DATE	LOCATION	OPENING DATE
Pelham Manor, New York (metro New York City)	April 27, 2015	Westchester, CA (Los Angeles)	February 19, 2014
Euless, Texas (Dallas)	May 3, 2015	Vernon Hills, IL (Chicago)	March 26, 2014
Kentwood, Michigan (Grand Rapids)	May 18, 2015	Panama City Beach, FL	May 26, 2014
Woburn, Massachusetts (Boston)	May 26, 2015

Reconciliations of Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA

The following table reconciles Net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated:

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
Net income (loss)	$32,115	$(2,417)
Interest expense, net	6,873	23,696
Loss on debt retirement	6,822	25,986
Provision (benefit) for income tax	16,705	(2,287)
Depreciation and amortization expense	38,215	34,673

EBITDA	100,730	79,651
Loss on asset disposal (1)	869	622
Currency transaction gain (2)	(2)	(20)
Reimbursement of affiliate and other expenses (3)	30	303
Transaction and other costs (4)	1,258	1,161
Share-based compensation (5)	1,621	503
Pre-opening costs (6)	5,359	4,292
Change in deferred amusement revenue and ticket liability (7)	4,717	2,547

Adjusted EBITDA	$114,582	$89,059

Adjusted EBITDA Margin	26.0%	23.7%

(1)	Represents the net book value of assets (less proceeds received) disposed of during the period. Primarily relates to assets replaced in the ongoing operation of business.
(2)	Represents the effect of foreign currency transaction gains related to our store in Canada.
(3)	Represents fees and expenses paid directly to our Board of Directors and certain non-recurring payments to management and compensation consultants.
(4)	Primarily represents costs related to capital market transactions and store closure costs.
(5)	Represents stock compensation expense under our 2010 Stock Incentive Plan and 2014 Stock Incentive Plan.
(6)	Represents costs incurred prior to the opening of our new stores.
(7)	Represents increase or (decrease) to accrued liabilities established for future amusement games play and the fulfillment of tickets won by customers on our redemption games.

Reconciliations of Non-GAAP Financial Measures—Store-level EBITDA

The following table reconciles EBITDA to Store-level EBITDA for the periods indicated:

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
EBITDA	$100,730	$79,651
General and administrative expenses	26,345	20,069
Pre-opening costs	5,359	4,292

Store-level EBITDA	$132,434	$104,012

Store-level EBITDA Margin	30.1%	27.6%

Capital additions

The following table represents total accrual-based additions to property and equipment. Capital additions do not include any reductions for tenant improvement allowances received or receivable from landlords.

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
New stores	$52,214	$30,082
Operating initiatives, including remodels	18,794	9,920
Games	8,472	7,601
Maintenance capital	4,210	5,122

Total capital additions	$83,690	$52,725

Tenant improvement allowances	$12,772	$7,454

Revenues

Total revenues increased $63,806, or 17.0%, in the twenty-six weeks ended August 2, 2015 compared to the twenty-six weeks ended August 3, 2014.

The increased revenues were derived from the following sources:

Comparable stores	$34,634
Non-comparable stores	30,691
Other	(1,519)

Total	$63,806

Comparable store revenue increased $34,634, or 10.4%, in the twenty-six weeks ended August 2, 2015 compared to the twenty-six weeks ended August 3, 2014. Comparable store walk-in revenues, which accounted for 90.4% of consolidated comparable store revenue in the twenty-six weeks ended August 2, 2015, increased $33,591, or 11.3% compared to the twenty-six weeks ended August 3, 2014. Comparable store special events revenues, which accounted for 9.6% of consolidated comparable store revenue in the twenty-six weeks ended August 2, 2015, increased $1,043 or 3.0% compared to the twenty-six weeks ended August 3, 2014. The increase in comparable store revenue over prior year is attributable to our brand strength and increased consumer prosperity. Our brand strength can be credited to many factors including a more contemporary feel at our stores as a result of our remodeling initiative, the addition of and focus on sports viewing, and media efficiencies which encompass the success of our “New News” program, which features our new offerings in each of the “Eat Drink Play and Watch” pillars through national advertising and the utilization of new media outlets.

Food sales at comparable stores increased by $6,987, or 6.5%, to $114,569 in the twenty-six weeks ended August 2, 2015 from $107,582 in the twenty-six weeks ended August 3, 2014. Beverage sales at comparable stores increased by $4,045, or 8.2%, to $53,195 in the twenty-six weeks ended August 2, 2015 from $49,150 in the twenty-six weeks ended August 3, 2014. Comparable store amusement and other revenues in the twenty-six weeks ended August 2, 2015 increased by $23,602, or 13.4%, to $199,424 from $175,822 in the twenty-six weeks ended August 3, 2014. The growth over 2014 in amusement sales was driven by additional national advertising which highlighted our games, including exclusive game launches, and a continued succession of game promotions with the return of our “Everyone’s a Winner” and our “Summer of Games” campaigns.

Non-comparable store revenue increased $30,691, or 67.7%, in the twenty-six weeks ended August 2, 2015 compared to the twenty-six weeks ended August 3, 2014. The increase in non-comparable store revenue was primarily driven by 205 additional store weeks contributed by our 2014 and 2015 openings compared to fiscal 2014, and partially offset by a decrease in revenue due to the closure of our Bethesda and Farmingdale locations on August 12, 2014 and February 8, 2015, respectively.

Our revenue mix was 31.4% for food, 14.7% for beverage, and 53.9% for amusements and other for the twenty-six weeks ended August 2, 2015. This compares to 32.5%, 14.8%, and 52.7%, respectively, for the twenty-six weeks ended August 3, 2014.

Cost of products

The total cost of products was $83,500 for the twenty-six weeks ended August 2, 2015 and $72,934 for the twenty-six weeks ended August 3, 2014. The total cost of products as a percentage of total revenues was 19.0% and 19.4% for the twenty-six weeks ended August 2, 2015 and August 3, 2014, respectively.

Cost of food and beverage products increased to $52,660 in the twenty-six weeks ended August 2, 2015 compared to $45,690 in the twenty-six weeks ended August 3, 2014 due primarily to the increased sales volume. Cost of food and beverage products, as a percentage of food and beverage revenues, increased 30 basis points to 26.0% for the twenty-six weeks ended August 2, 2015 from 25.7% for the twenty-six weeks ended August 3, 2014. The increase in the cost of food and beverage as a percentage of revenues is primarily due to increased cost in our meat and poultry categories, partially offset by savings in seafood.

Cost of amusement and other increased to $30,840 in the twenty-six weeks ended August 2, 2015 compared to $27,244 in the twenty-six weeks ended August 3, 2014. The costs of amusement and other, as a percentage of amusement and other revenues decreased 70 basis points to 13.0% for the twenty-six weeks ended August 2, 2015 from 13.7% for the twenty-six weeks ended August 3, 2014. This decrease was due to a shift in game play from redemption to simulation and supplies savings resulting from the company wide rollout of our “e-ticket” initiative which allows customers the option to have tickets won from game play stored automatically on their Power Cards instead of receiving paper tickets, and partially offset by an increase in accrued liabilities established for future fulfillment of tickets won by customers on our redemption games.

Operating payroll and benefits

Operating payroll and benefits increased by $13,953 or 16.4%, to $99,073 in the twenty-six weeks ended August 2, 2015 compared to $85,120 in the twenty-six weeks ended August 3, 2014, primarily due to new store openings and increased incentive compensation for performance. The total cost of operating payroll and benefits, as a percent of total revenues, decreased 10 basis points to 22.5% in the twenty-six weeks ended August 2, 2015 compared to 22.6% in the twenty-six weeks ended August 3, 2014.

Other store operating expenses

Other store operating expenses increased by $10,865, or 9.5%, to $125,007, in the twenty-six weeks ended August 2, 2015 compared to $114,142 in the twenty-six weeks ended August 3, 2014, primarily due to new store openings. Other store operating expenses as a percentage of total revenues decreased 200 basis points to 28.4% in the twenty-six weeks ended August 2, 2015 compared to 30.4% for the same period of 2014, due primarily to favorable leverage of operating costs on increased revenue.

General and administrative expenses

General and administrative expenses increased by $6,276, or 31.3%, to $26,345 in the twenty-six weeks ended August 2, 2015 compared to $20,069 in the twenty-six weeks ended August 3, 2014. The increase in general and administrative expenses was primarily driven by increased incentive compensation costs at our corporate headquarters, increased stock-based compensation due to options granted since the second quarter of fiscal 2014, costs associated with our February and May 2015 follow-on offerings and incremental public company costs. General and administrative expenses, as a percentage of total revenues, increased 70 basis points to 6.0% in the twenty-six weeks ended August 2, 2015 compared to 5.3% in the same period of 2014 for the same reasons noted above.

Depreciation and amortization expense

Depreciation and amortization expense increased by $3,542, or 10.2%, to $38,215 in the twenty-six weeks ended August 2, 2015 compared to $34,673 in the twenty-six weeks ended August 3, 2014. Increased depreciation on our 2014 and 2015 capital expenditures was partially offset by other assets reaching the end of their depreciable lives.

Pre-opening costs

Pre-opening costs increased by $1,067 to $5,359 in the twenty-six weeks ended August 2, 2015 compared to $4,292 in the twenty-six weeks ended August 3, 2014 due to the timing of new store openings.

Interest expense

Interest expense decreased by $16,823 to $6,873 in the twenty-six weeks ended August 2, 2015 compared to $23,696 in the twenty-six weeks ended August 3, 2014 due to the two refinancings described in “Liquidity and Capital Resources” and “Cash Flows.”

Loss on debt retirement

In connection with the May 15, 2015 debt refinancing (see “Liquidity and Capital Resources” for further discussion), the Company recorded a charge of $6,822. This charge includes non-cash charges of $6,790 resulting from the write-off of certain unamortized debt issuance costs and the unamortized discount associated with the July 2014 credit facility and $32 of legal expenses. In the second quarter of 2014 the Company recorded a charge of $25,986. This charge includes non-cash charges of $6,994 resulting from the write-off of certain unamortized debt issuance costs and the unamortized discount associated with the outstanding prior credit facility at that time, $12,833 related to the early redemption of the 11.0% senior notes due June 1, 2018, $6,124 related to the early redemption of the 12.25% senior discount notes due February 15, 2016 and $35 of legal expenses.

Income tax provision (benefit)

Income tax provision (benefit) for the twenty-six weeks ended August 2, 2015 was $16,705 compared to an income tax benefit of $2,287 for the twenty-six weeks ended August 3, 2014. Our effective tax rate differs from the statutory rate due to the deduction for FICA tip credits, state income taxes, the impact of certain expenses, which are not deductible for income tax purposes.

As of August 2, 2015, we estimate that we have available $1,885 federal tax credit carryovers, including $1,822 of general business credits and $63 of Alternative Minimum Tax (“AMT”) credit carryovers, and $43,156 of state net operating loss carryforwards. There is a 20-year carry-forward on general business credits and AMT credits can be carried forward indefinitely. The general business credits do not begin to expire until 2030 and are expected to be utilized in 2015 based on current enacted tax laws. As of August 2, 2015, we have no federal net operating loss carryforwards. Generally, state net operating losses can be carried forward 20 years. State operating loss carryforwards do not begin to expire until 2024. As of August 2, 2015, we could not conclude that it was more likely than not that all of our state net operating loss carryforwards, when considered on a state by state basis, will be fully utilized prior to their expiration. Included in our total valuation allowance is $646 related to state net operating losses that may not be realized.

We follow established accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of

August 2, 2015, we have accrued approximately $870 of unrecognized tax benefits and approximately $371 of penalties and interest. During fiscal 2015, we increased our unrecognized provision by $304 and increased our accrual for interest and penalties by $34. Because of the impact of deferred tax accounting, $744 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file a consolidated income tax return with all our domestic subsidiaries, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to fiscal 2010.

Fiscal 2014 Compared to Fiscal 2013

Results of operations

The following table sets forth selected data in thousands of dollars and as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the accompanying consolidated statements of comprehensive income. The following table presents the results of operations for fiscal year 2014 and fiscal year 2013:

	FISCAL YEAR ENDED FEBRUARY 1, 2015		FISCAL YEAR ENDED FEBRUARY 2, 2014
Food and beverage revenues	$359,125	48.1%	$310,111	48.8%
Amusement and other revenues	387,626	51.9	325,468	51.2

Total revenues	746,751	100.0	635,579	100.0
Cost of food and beverage (as a percentage of food and beverage revenues)	92,122	25.7	77,577	25.0
Cost of amusement and other (as a percentage of amusement and other revenues)	54,353	14.0	47,437	14.6

Total cost of products	146,475	19.6	125,014	19.7
Operating payroll and benefits	175,709	23.5	150,172	23.6
Other store operating expenses	225,763	30.2	199,537	31.4
General and administrative expenses	44,574	6.0	36,440	5.8
Depreciation and amortization expense	70,868	9.5	66,337	10.4
Pre-opening costs	9,501	1.3	7,040	1.1

Total operating costs	672,890	90.1	584,540	92.0

Operating income	73,861	9.9	51,039	8.0
Interest expense, net	34,789	4.7	47,809	7.5
Loss on debt retirement	27,578	3.7	—	—

Income before provision for income taxes	11,494	1.5	3,230	0.5
Provision for income taxes	3,858	0.5	1,061	0.2

Net income	$7,636	1.0%	$2,169	0.3%

Change in comparable store sales (1)		7.3%		1.0%
Stores open at end of period (2)		73		66
Comparable stores open at end of period (1)		57		55

(1)	“Comparable store sales” (year-over-year comparison of stores open at the end of the period which have been opened for at least 18 months as of the beginning of each of the fiscal years) is a key performance indicator used within the industry and is indicative of acceptance of our initiatives as well as local economic and consumer trends. The change in comparable store sales for fiscal 2013 has been calculated on a comparable calendar week basis as described previously.

(2)	Our Bethesda location (which permanently closed on August 12, 2014) is included in our store count for fiscal 2013. Our Farmingdale location, which closed on February 8, 2015, subsequent to our fiscal 2014 year end is included in our store comparable store count for all periods presented. Our new store openings during the last two fiscal years were as follows:

FISCAL YEAR ENDED FEBRUARY 1, 2015		FISCAL YEAR ENDED FEBRUARY 2, 2014
LOCATION	OPENING DATE	LOCATION	OPENING DATE
Westchester, CA (Los Angeles)	2/19/2014	Virginia Beach, VA	7/20/2013
Vernon Hills, IL (Chicago)	3/26/2014	Syracuse, NY	8/21/2013
Panama City Beach, FL	5/26/2014	Albany, NY	8/24/2013
Los Angeles, CA	8/25/2014	Cary, NC (Raleigh)	11/6/2013
Manchester, CT (Hartford)	9/22/2014	Livonia, MI (Detroit)	12/16/2013
Albuquerque, NM	11/3/2014
Clackamas, OR (Portland)	11/10/2014
Greenville, SC	11/17/2014

Reconciliations of Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA

The following table reconciles Net income to EBITDA and Adjusted EBITDA for the periods indicated:

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014
Net income	$7,636	$2,169
Interest expense, net	34,789	47,809
Loss on debt retirement	27,578	—
Provision for income taxes	3,858	1,061
Depreciation and amortization expense	70,868	66,337

EBITDA	144,729	117,376
Loss on asset disposal (1)	1,771	2,631
Currency transaction loss (2)	124	622
Reimbursement of affiliate and other expenses (3)	504	722
Transaction and other costs (4)	2,189	256
Share-based compensation (5)	2,212	1,207
Pre-opening costs (6)	9,501	7,040
Change in deferred amusement revenue and ticket liability (7)	4,097	4,936

Adjusted EBITDA	$165,127	$134,790

Adjusted EBITDA Margin	22.1%	21.2%

(1)	Represents the net book value of assets (less proceeds received) disposed of during the period. Primarily relates to assets replaced in the ongoing operation of business.

(2)	Represents the effect of foreign currency transaction losses related to our store in Canada.

(3)	Represents fees and expenses paid directly to our Board of Directors and certain non-recurring payments to management and compensation consultants. It also includes the reimbursement of expenses made to Oak Hill in the amount of $41 and $115 in fiscal years 2014 and 2013, respectively.

(4)	Primarily represents costs related to capital market transactions and store closure costs.

(5)	Represents stock compensation expense under our 2010 Stock Incentive Plan and 2014 Stock Incentive Plan.

(6)	Represents costs incurred prior to the opening of our new stores.

(7)	Represents increases or decreases to accrued liabilities established for future amusement games play and the fulfillment of tickets won by customers on our redemption games.

Reconciliations of Non-GAAP Financial Measures—Store-level EBITDA and Store-level EBITDA Margins

The following table reconciles EBITDA to Store-level EBITDA for the years ended February 1, 2015 and February 2, 2014:

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014
EBITDA	$144,729	$117,376
General and administrative expenses	44,574	36,440
Pre-opening costs	9,501	7,040

Store-level EBITDA	$198,804	$160,856

Store-level EBITDA Margin	26.6%	25.3%

Capital additions

The following table represents total accrual-based additions to property and equipment. Capital additions do not include any reductions for tenant improvement allowances received or receivable from landlords.

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014
New store	$77,489	$72,301
Operating initiatives, including remodels	16,778	21,930
Games	12,314	11,413
Maintenance capital	13,296	14,238

Total capital additions	$119,877	$119,882

Tenant improvement allowances	$22,035	$15,786

Revenues

Total revenues increased $111,172, or 17.5%, to $746,751 in fiscal year 2014 compared to total revenues of $635,579 in fiscal year 2013.

The increased revenues were derived from the following sources:

Non-comparable stores	$70,241
Comparable stores	41,954
Other	(1,023)

Total	$111,172

Comparable store revenue increased $41,954, or 7.3% in fiscal 2014 compared to fiscal 2013. Comparable walk-in revenues, which accounted for 87.7% of comparable store revenue for fiscal 2014, increased $38,921, or 7.8% compared to fiscal 2013. Comparable store special events revenues, which accounted for 12.3% of consolidated comparable store revenue for fiscal 2014, increased $3,033, or 4.2% compared to fiscal 2013. The increase in comparable store revenue over prior year is attributable to our brand strength, increased consumer prosperity, and favorability due to weather. Our brand strength can be credited to many factors including a more contemporary feel at our stores as a result of our remodeling initiative, the addition of and focus on sports viewing, and media efficiencies which encompasses the success of our “New News” program, which features our new offerings in each of the “Eat Drink Play and Watch” pillars through national advertising and the utilization of new media outlets.

Food sales at comparable stores increased by $7,376, or 3.8%, to $200,156 for fiscal 2014 from $192,780 in the comparable period in 2013. Beverage sales at comparable stores increased by $8,429, or 9.6%, to $95,937 for fiscal 2014 from $87,508 in the comparable period in 2013. Comparable store sales growth was led by amusement and other revenues. Comparable store amusement and other revenues for fiscal 2014 increased by $26,149, or 8.9%, to $319,107 from $292,958 in the 2013 comparison period. The growth over 2013 in amusement sales was driven by increased national advertising highlighting our sports viewing venues, our new games, our “Half-Price Game Play” on Wednesdays offer and Power Card up-sell initiatives.

The non-comparable store revenue increased by a total of $70,241, or 110.5%, for fiscal 2014 compared to the comparable period in 2013. The increase in non-comparable store revenue was primarily driven by 374 additional store weeks contributed by our 2013 and 2014 store openings compared to fiscal 2013, and partially offset by decreased revenue at our Bethesda location which permanently closed on August 12, 2014.

Our revenue mix was 32.5% for food, 15.6% for beverage, and 51.9% for amusements and other for fiscal 2014. This compares to 33.6%, 15.2%, and 51.2%, respectively, for fiscal 2013.

Cost of products

The total cost of products was $146,475 for fiscal 2014 and $125,014 for fiscal 2013. The total cost of products as a percentage of total revenues was 19.6% and 19.7% for fiscal 2014 and fiscal 2013, respectively.

Cost of food and beverage products increased to $92,122 in fiscal 2014 compared to $77,577 for fiscal 2013 due primarily to the increased sales volume. Cost of food and beverage products, as a percentage of food and beverage revenues, increased 70 basis points to 25.7% for fiscal 2014 from 25.0% for fiscal 2013. The increase in cost of food and beverage, as a percentage of revenues, was driven by increased cost in our meat and seafood categories partially offset by price increases taken in our in food and beverage menu in the current year.

Cost of amusement and other increased to $54,353 in fiscal 2014 compared to $47,437 in fiscal 2013. The costs of amusement and other, as a percentage of amusement and other revenues, decreased 60 basis points to 14.0% for fiscal 2014 from 14.6% for fiscal 2013. This decrease was driven primarily by changes in our customer’s ticket redemption patterns.

Operating payroll and benefits

Operating payroll and benefits increased by $25,537, or 17.0%, to $175,709 in fiscal 2014 compared to $150,172 in fiscal 2013, primarily due to new store openings. The total cost of operating payroll and benefits, as a percentage of total revenues, decreased 10 basis points to 23.5% in fiscal 2014 compared to 23.6% for fiscal 2013. The decrease in operating payroll and benefits, as a percentage of revenues, was driven primarily by decreased hourly and management labor costs offset by increased incentive compensation expense and unfavorable health insurance claims experience.

Other store operating expenses

Other store operating expenses increased by $26,226, or 13.1%, to $225,763 in fiscal 2014 compared to $199,537 in fiscal 2013, due to an additional 374 weeks of operations related to our 2014 and 2013 openings, higher costs of marketing due to increases in the underlying price of the media and strategic shifts in media purchasing and increased subscription costs associated with sports related viewing events. Other store operating expenses, as a percentage of total revenues, decreased 120 basis points to 30.2% in fiscal 2014 compared to 31.4% in fiscal 2013 due primarily to favorable operating leverage of operating costs on increased revenue. This favorable leverage was principally driven by fixed occupancy costs.

General and administrative expenses

General and administrative expenses increased by $8,134, or 22.3%, to $44,574 in fiscal 2014 compared to $36,440 in fiscal 2013. The increase in general and administrative expenses was significantly impacted by share-based compensation charges totaling $1,080 related to the modification of vesting requirements and forfeiture assumptions on grants made prior to our IPO and increased labor costs at our corporate headquarters driven by higher bonus compensation directly related to increased company performance. Additionally, legal fees related to litigation involving our Bethesda location which permanently closed on August 12, 2014 and costs associated with our equity transactions, which were not capitalizable, resulted in higher expense levels than in the prior year. General and administrative expenses, as a percentage of total revenues, increased 20 basis points to 6.0% in fiscal 2014 compared to 5.8% in fiscal 2013 for the same reasons noted above.

Depreciation and amortization expense

Depreciation and amortization expense increased by $4,531, or 6.8%, to $70,868 in fiscal 2014 compared to $66,337 in fiscal 2013. Increased depreciation on our 2013 and 2014 capital expenditures was partially offset by the absence of accelerated depreciation charges associated with our Bethesda store and other assets reaching the end of their depreciable life.

Pre-opening costs

Pre-opening costs increased by $2,461 to $9,501 in fiscal 2014 compared to $7,040 in fiscal 2013 due to the timing and increased number of new store openings.

Interest expense

Interest expense decreased by $13,020 to $34,789 in fiscal 2014 compared to $47,809 in fiscal 2013. This decrease was due to the refinancing described in “—Liquidity and Capital Resources” and lower interest rates on our term loan facility prior to the 2014 Refinancing, due to an amendment to the prior senior secured credit facility executed in May 2013. These decreases were partially offset by increased interest accretion on the senior discount notes, recognized prior to the 2014 Refinancing.

Loss on debt retirement

In connection with the 2014 Refinancing (see “—Liquidity and Capital Resources” for further discussion), the Company recorded a pre-tax charge of $25,992. This charge includes non-cash charges of $6,994 resulting from the write-off of certain unamortized debt issuance costs and the unamortized discount associated with the prior senior secured credit facility, $12,833 related to the early redemption of the senior notes, $6,124 related to the early redemption of the senior discount notes and $41 of legal expenses related to the prior senior secured credit facility. In the third quarter of 2014 the Company wrote off $1,586 in unamortized debt costs related to the use of IPO proceeds and available cash balances to prepay $100,000 principal amount of our term loan facility.

Provision for income taxes

Income tax expense for 2014 was $3,858 compared to $1,061 for fiscal year 2013. Our effective tax rate differs from the statutory rate due to the FICA tip credits, state income taxes and the impact of certain expenses which are not deductible for income tax purposes. Our effective tax rate was 33.7% for fiscal 2014 as compared to 26.7% for fiscal 2013 due primarily to the impact of our utilization of available tax credits versus pre-tax income in fiscal 2013.

At February 1, 2015, we had a valuation allowance of $931 against our deferred tax assets. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible. In assessing the realizability of our deferred tax assets, at February 1, 2015 we considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based on the level of recent historical taxable income, consistent generation of annual taxable income, and estimations of future taxable income we have concluded that it is more likely than not that we will realize the federal tax benefits associated with our deferred tax assets. We assessed the realizability of the deferred tax assets associated with state taxes, foreign taxes and uncertain tax positions and have concluded that it is more likely than not that we will realize only a portion of these benefits. Accordingly, we have established a valuation allowance to reduce those deferred tax assets to an amount which we believe will ultimately be realized. During fiscal year 2014, as a result of our assessment, we reduced our valuation allowance by $457.

We follow established accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of February 1, 2015, we have accrued approximately $566 of unrecognized tax benefits and approximately $338 of penalties and interest. During fiscal 2014, we increased our unrecognized provision by $90 and increased our accrual for interest and penalties by $47. Because of the impact of deferred tax accounting, $439 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file income tax returns, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to fiscal 2010.

As of February 1, 2015, we estimate that we have available $8,814 federal tax credit carryovers, including $8,751 of general business credits and $63 of AMT credit carryovers, and $21,904 of state net operating loss carryforwards. There is a 20-year carry-forward on general business credits and AMT credits can be carried forward indefinitely. The general business credits do not begin to expire until 2030 and are expected to be utilized in 2015 based on current enacted tax laws. As of February 1, 2015, we have no federal net operating loss carryforwards. Generally, state net operating losses can be carried forward 20 years. State operating loss carryforwards do not begin to expire until 2024. As of February 1, 2015, we could not conclude that it was more likely than not that all of our state net operating loss carryforwards, when considered on a state by state basis, will be fully utilized prior to their expiration. Included in our total valuation allowance is $735 related to state net operating losses that may not be realized.

Fiscal 2013 Compared to Fiscal 2012

Results of operations

The following table sets forth selected data in thousands of dollars and as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the consolidated statements of comprehensive income included in our consolidated financial statements. The following table presents the results of operations for fiscal year 2013 and fiscal year 2012:

	FISCAL YEAR ENDED FEBRUARY 2, 2014		FISCAL YEAR ENDED FEBRUARY 3, 2013
Food and beverage revenues	$310,111	48.8%	$298,421	49.1%
Amusement and other revenues	325,468	51.2	309,646	50.9

Total revenues	635,579	100.0	608,067	100.0
Cost of food and beverage (as a percentage of food and beverage revenues)	77,577	25.0	73,019	24.5
Cost of amusement and other (as a percentage of amusement and other revenues)	47,437	14.6	46,098	14.9

Total cost of products	125,014	19.7	119,117	19.6
Operating payroll and benefits	150,172	23.6	145,571	23.9
Other store operating expenses	199,537	31.4	192,792	31.7
General and administrative expenses	36,440	5.8	40,356	6.8
Depreciation and amortization expense	66,337	10.4	63,457	10.4
Pre-opening costs	7,040	1.1	3,060	0.5

Total operating costs	584,540	92.0	564,353	92.9

Operating income	51,039	8.0	43,714	7.1
Interest expense, net	47,809	7.5	47,634	7.8

Income (loss) before provision (benefit) for income taxes	3,230	0.5	(3,920)	(0.7)
Provision (benefit) for income taxes	1,061	0.2	(12,702)	(2.1)

Net income	$2,169	0.3%	$8,782	1.4%

Change in comparable store sales (1)		1.0%		3.0%
Stores open at end of period (2)		66		61
Comparable stores open at end of period (1)		55		54

(1)	“Comparable store sales” (year-over-year comparison of stores open at the end of the period which have been opened for at least 18 months as of the beginning of each of the fiscal years) is a key performance indicator used within the industry and is indicative of acceptance of our initiatives as well as local economic and consumer trends. The change in comparable store sales for fiscal 2013 has been calculated on a comparable calendar week basis as described previously.

(2)	The number of stores open excludes one franchise location in Canada that ceased operations as Dave & Buster’s on May 31, 2013. Our location in Dallas, Texas, which was permanently closed on December 17, 2012, was excluded from our 2012 store count. Our new store openings during the last two fiscal years were as follows:

FISCAL YEAR ENDED FEBRUARY 2, 2014		FISCAL YEAR ENDED FEBRUARY 3, 2013
LOCATION	OPENING DATE	LOCATION	OPENING DATE
Virginia Beach, VA	7/20/2013	Oklahoma City, OK	1/30/2012
Syracuse, NY	8/21/2013	Orland Park, IL (Chicago)	9/22/2012
Albany, NY	8/24/2013	Dallas, TX (1)	12/2/2012
Cary, NC (Raleigh)	11/6/2013	Boise, ID	1/12/2013
Livonia, MI (Detroit)	12/16/2013

(1)	This new store opening replaced a store in the same market, Dallas, Texas, which closed on December 17, 2012.

Reconciliations of Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA

The following table reconciles Net income to EBITDA and Adjusted EBITDA for the periods indicated:

	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Net income	$2,169	$8,782
Interest expense, net	47,809	47,634
Provision (benefit) for income taxes	1,061	(12,702)
Depreciation and amortization expense	66,337	63,457

EBITDA	117,376	107,171
Loss on asset disposal (1)	2,631	2,640
Currency transaction (gain) loss (2)	622	(13)
Reimbursement of affiliate and other expenses (3)	722	799
Transaction and other costs (4)	256	3,252
Share-based compensation (5)	1,207	1,099
Pre-opening costs (6)	7,040	3,060
Change in deferred amusement revenue and ticket liability (7)	4,936	2,470

Adjusted EBITDA	$134,790	$120,478

Adjusted EBITDA Margin	21.2%	19.8%

(1)	Represents the net book value of assets (less proceeds received) disposed of during the period. Primarily relates to assets replaced in ongoing operation of business.

(2)	Represents the effect of foreign currency transaction (gains) losses related to our store in Canada.

(3)	Represents fees and expenses paid directly to our Board of Directors and certain non-recurring payments to management and compensation consultants. It also includes the reimbursement of expenses made to Oak Hill in the amount of $115 and $76 in fiscal years 2013 and 2012, respectively.

(4)	Primarily represents costs related to capital market transactions and store closure costs.

(5)	Represents stock compensation expense under our 2010 Stock Incentive Plan.

(6)	Represents costs incurred prior to the opening of our new stores.

(7)	Represents increases or decreases to accrued liabilities established for future amusement games play and the fulfillment of tickets won by customers on our redemption games.

Reconciliations of Non-GAAP Financial Measures—Store-level EBITDA and Store-level EBITDA Margins

The following table reconciles EBITDA to Store-level EBITDA for the periods indicated:

	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
EBITDA	$117,376	$107,171
General and administrative expenses	36,440	40,356
Pre-opening costs	7,040	3,060

Store-level EBITDA	$160,856	$150,587

Store-level EBITDA Margin	25.3%	24.8%

Capital additions

The following table represents total accrual-based additions to property and equipment. Capital additions do not include any reductions for tenant improvement allowances received or receivable from landlords.

	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
New store	$72,301	$32,795
Operating initiatives, including remodels	21,930	21,946
Games	11,413	10,090
Maintenance capital	14,238	13,858

Total capital additions	$119,882	$78,689

Tenant improvement allowances	$15,786	$10,882

Revenues

Total revenues increased $27,512, or 4.5%, to $635,579 in fiscal year 2013 compared to total revenues of $608,067 in fiscal year 2012.

The increased revenues were derived from the following sources:

Non-comparable stores	$34,198
Comparable stores	5,260
Shift in fiscal year impact (week 1 of fiscal 2013)	(10,746)
Other	(1,200)

Total	$27,512

The following discussion of comparable store sales has been prepared by comparing fiscal 2013 revenues to adjusted fiscal 2012 revenues. Fiscal 2012 revenues have been adjusted to reflect the impact of the shift in our fiscal 2013 calendar due to the 53rd week in our fiscal 2012, as discussed previously in “—Presentation of Operating Results”. We have estimated the shift in comparable store revenues and the 53rd week in fiscal 2012 to be a decrease in sales of $9,796. Comparable store revenue increased $5,260, or 1.0% for fiscal 2013 compared to the comparable period in 2012. Comparable walk-in revenues, which accounted for 87.1% of consolidated comparable store revenue for fiscal 2013, increased $2,587, or 0.5% compared to the similar period in 2012. Comparable store special events revenues, which accounted for 12.9% of consolidated comparable store revenue for fiscal 2013, increased $2,673 or 3.9% compared to the comparable period in 2012.

Sales growth was led by amusement and other revenues. Comparable store amusement and other revenues for fiscal 2013 increased by $3,581, or 1.3%, to $283,009 from $279,428 in the 2012 comparison period. The growth over 2012 in amusement sales was driven by Power Card up-sell initiatives and buy-ins at higher denominations. Beverage sales at comparable stores increased by $1,327, or 1.6%, to $84,986 for fiscal 2013 from $83,659 in the comparable period in 2012. Food sales increased by $352, or 0.2%, to $187,579 for fiscal 2013 from $187,227 in the comparable period in 2012. The increased food and beverage revenues are due to televised sports viewing and related promotions in fiscal 2013.

We have estimated the shift in non-comparable store revenue and the 53rd week in fiscal 2012 to be a reduction in sales of $950. The non-comparable store revenue increased by a total of $34,198, or 72.7%, for fiscal 2013 compared to the comparable period in 2012. The increase in non-comparable store revenue was primarily driven by sales at our Orland Park, Illinois store which opened for business in the third quarter of 2012, our Dallas, Texas and Boise, Idaho stores which opened for business in the fourth quarter of 2012, our Virginia Beach, Virginia store which opened for business in the second quarter of 2013, our Syracuse, New York and Albany, New York stores which opened for business in the third quarter of 2013 and our Cary, North Carolina and Livonia, Michigan stores which opened for business in the fourth quarter of 2013. The revenue gains achieved in our stores opening in the second half of fiscal 2012 were partially offset by revenue decreases in our stores opened in fiscal 2011 and early fiscal 2012, due to those stores coming out of the “honeymoon” period, and the December 2012 closure of one store in Dallas, Texas.

Our revenue mix was 33.6% for food, 15.2% for beverage, and 51.2% for amusements and other for fiscal 2013. This compares to 33.9%, 15.2%, and 50.9%, respectively, for fiscal 2012.

Cost of products

The total cost of products was $125,014 for fiscal 2013 and $119,117 for fiscal 2012. The total cost of products as a percentage of total revenues was 19.7% and 19.6% for fiscal 2013 and fiscal 2012, respectively.

Cost of food and beverage products increased to $77,577 in fiscal 2013 compared to $73,019 for fiscal 2012 due primarily to the increased sales volume. Cost of food and beverage products, as a percentage of food and beverage revenues, increased 50 basis points to 25.0% for fiscal 2013 from 24.5% for fiscal 2012. Increased cost in our meat and grocery categories was partially offset by reduced poultry costs.

Cost of amusement and other increased to $47,437 in fiscal 2013 compared to $46,098 in fiscal 2012. The costs of amusement and other, as a percentage of amusement and other revenues, decreased 30 basis points to 14.6% for fiscal 2013 from 14.9% for fiscal 2012. This decrease was primarily driven by a reduction in the redemption cost per ticket redeemed as a result of “Winner’s Circle” price increases.

Operating payroll and benefits

Operating payroll and benefits increased by $4,601, or 3.2%, to $150,172 in fiscal 2013 compared to $145,571 in fiscal 2012, primarily due to new store openings. The total cost of operating payroll and benefits, as a percent of total revenues, decreased 30 basis points to 23.6% in fiscal 2013 compared to 23.9% for fiscal 2012. The decrease in operating payroll and benefits, as a percentage of revenues, was driven primarily by decreased hourly labor and incentive compensation expense and favorable health insurance claims experience. These decreases were partially offset by higher management labor costs.

Other store operating expenses

Other store operating expenses increased by $6,745, or 3.5%, to $199,537 in fiscal 2013 compared to $192,792 in fiscal 2012, primarily due to new store openings and increased costs associated with higher subscriptions for televised sports viewing. These increases were partially offset by favorable claims experiences in general liability insurance. Other store operating expenses as a percentage of total revenues decreased 30 basis points to 31.4% in fiscal 2013 compared to 31.7% for the same period of 2012.

General and administrative expenses

General and administrative expenses decreased by $3,916, or 9.7%, to $36,440 in fiscal 2013 compared to $40,356 in fiscal 2012. The decrease in general and administrative expenses was primarily driven by recognition of approximately $2,940 of cost related to the withdrawn initial public offering of D&B Entertainment’s common stock in the third quarter of 2012.

Depreciation and amortization expense

Depreciation and amortization expense increased by $2,880, or 4.5%, to $66,337 in fiscal 2013 compared to $63,457 in fiscal 2012. The increase was driven by higher depreciation associated with new store openings, major remodeling projects at sixteen stores during fiscal 2012 and 2013, several smaller scale remodels in fiscal 2013 and maintenance capital expenditures. These increases were partially offset by the absence of depreciation related to our location in Dallas, Texas which closed in December 2012.

Pre-opening costs

Pre-opening costs increased by $3,980 to $7,040 in fiscal 2013 compared to $3,060 in fiscal 2012 due to the timing of new store openings. During fiscal 2013, our pre-opening costs were primarily attributable to new stores located in Virginia Beach, Virginia, which opened for business in the second quarter of 2013, Albany, New York and Syracuse, New York, which opened for business in the third quarter of 2013, Cary, North Carolina, and Livonia, Michigan which opened for business in the fourth quarter of 2013, and Westchester, California, which opened for business in February 2014. During the same period of 2012, our pre-opening costs consisted primarily of expenses incurred in connection with our Orland Park, Illinois store, which opened for business during the third quarter of 2012 and our Dallas, Texas and Boise, Idaho stores, which opened for business during the fourth quarter of 2012.

Interest expense

Interest expense increased by $175 to $47,809 in fiscal 2013 compared to $47,634 in fiscal 2012 due to increased accretion on the senior discount notes, offset by reduced rates on the senior secured credit facility based on the second amendment to our senior credit facility executed on May 14, 2013.

Provision (benefit) for income taxes

The income tax expense for 2013 was $1,061 compared to an income tax benefit of $12,702 for fiscal year 2012. Our effective tax rate differs from the statutory rate due to the FICA tip credits, state income taxes and the impact of certain expenses which are not deductible for income tax purposes.

In assessing the realizability of deferred tax assets, we considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, we have established a valuation allowance of $1,388 for deferred tax assets associated with state taxes and uncertain tax positions as of February 2, 2014. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences and carryforwards become deductible. During the third quarter of fiscal 2012, we recorded a $6,662 reduction to our previously established valuation allowance related to the assessed realization of federal tax benefits associated with our deferred tax assets.

We previously adopted the accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of February 2, 2014, we have accrued approximately $476 of unrecognized tax benefits and approximately $291 of penalties and interest. During fiscal 2013, we increased our unrecognized provision by $5 and increased our accrual for interest and penalties by $1. Because of the impact of deferred tax accounting, $349 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

Quarterly Results of Operations and Seasonality

The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2015, fiscal 2014 and fiscal 2013. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited and unaudited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	FISCAL 2015 – PERIOD ENDED (1)		FISCAL 2014 – PERIOD ENDED (1)				FISCAL 2013 – PERIOD ENDED (1)
	AUG 2, 2015	MAY 3, 2015	FEB 1, 2015	NOV 2, 2014	AUG 3, 2014	MAY 4, 2014	FEB 2, 2014	NOV 3, 2013	AUG 4, 2013	MAY 5, 2013
Food and beverage revenues	$99,213	$103,565	$103,048	$78,179	84,916	$92,982	$87,603	$69,236	$72,361	$80,911
Amusement and other revenues	118,126	119,110	104,021	85,295	96,469	101,841	83,768	73,094	81,362	87,244

Total revenues	217,339	222,675	207,069	163,474	181,385	194,823	171,371	142,330	153,723	168,155
Cost of food and beverage	25,880	26,780	26,183	20,249	21,832	23,858	21,589	17,715	18,122	20,151
Cost of amusement and other	15,074	15,766	15,018	12,091	14,049	13,195	12,182	10,992	12,050	12,213

Total costs of products	40,954	42,546	41,201	32,340	35,881	37,053	33,771	28,707	30,172	32,364
Operating payroll and benefits	50,081	48,992	49,352	41,237	42,330	42,790	41,456	36,170	35,107	37,439
Other store operating expenses	63,813	61,194	55,323	56,298	57,589	56,553	49,430	51,346	50,580	48,181
General and administrative expense	13,501	12,844	13,112	11,393	9,604	10,465	9,535	8,983	8,198	9,724
Depreciation and amortization expense	19,638	18,577	18,547	17,648	17,386	17,287	17,004	15,683	16,740	16,910
Pre-opening costs	2,585	2,774	1,559	3,650	1,848	2,444	1,865	2,333	1,970	872

Total operating costs	190,572	186,927	179,094	162,566	164,638	166,592	153,061	143,222	142,767	145,490

Operating income (loss)	26,767	35,748	27,975	908	16,747	28,231	18,310	(892)	10,956	22,665
Interest expense, net	2,223	4,650	4,963	6,130	11,684	12,012	11,930	12,018	11,750	12,111
Loss on debt retirement	6,822	—	—	1,592	25,986	—	—	—	—	—

Income (loss) before provision (benefit) for income taxes	17,722	31,098	23,012	(6,814)	(20,923)	16,219	6,380	(12,910)	(794)	10,554
Provision (benefit) for income taxes	5,149	11,556	8,352	(2,207)	(7,045)	4,758	1,503	(2,750)	(696)	3,004

Net income (loss)	$12,573	19,542	$14,660	$(4,607)	$(13,878)	$11,461	$4,877	$(10,160)	$(98)	$7,550

Stores open at end of period (2)	76	74	73	70	69	68	66	64	62	61
Quarterly total revenues as a percentage of annual total revenues	N/A	N/A	27.7%	21.9%	24.3%	26.1%	27.0%	22.4%	24.2%	26.4%
Change in comparable store sales (3)	11.0%	9.9%	10.5%	8.7%	5.7%	4.7%	0.7%	2.4%	(0.9)%	1.8%

(1)	We operate on a 52 or 53 week fiscal year. Each quarterly period has 13 weeks, except for a 53 week year when the fourth quarter has 14 weeks. Our fiscal years ended February 1, 2015 and February 2, 2014 both consist of 52 weeks.

(2)	The number of stores open excludes one franchised store in Canada that ceased operations as Dave & Busters on May 31, 2013. Our store counts have been adjusted downward for store closures in the third quarter of fiscal 2014 and the first quarter of fiscal 2015.

(3)	The change in comparable store sales in fiscal 2013 are based on calendar-adjusted sales, as previously described.

Liquidity and Capital Resources

Overview

We finance our activities through cash flow from operations and borrowing availability under our revolving credit facility. As of August 2, 2015, we had cash and cash equivalents of $23,722, net working capital deficit of $46,115 and outstanding debt obligations of $361,000. We also had $133,815 in borrowing availability under the Credit Facility.

We currently have, and anticipate that in the future we may continue to have, negative working capital balances. We are able to operate with a working capital deficit because cash from sales is usually received before related liabilities for product, supplies, labor and services become due. Funds available from sales not needed immediately to pay for operating expenses have typically been used for noncurrent capital expenditures and payment of long-term debt obligations.

Short-term liquidity requirements. We generally consider our short-term liquidity requirements to consist of those items that are expected to be incurred within the next twelve months and believe those requirements to consist primarily of funds necessary to pay operating expenses, interest and principal payments on our debt, capital expenditures related to the new store construction and other expenditures associated with acquiring new games, remodeling facilities and recurring replacement of equipment and improvements.

As of August 2, 2015, we expect our short-term liquidity requirements to include (a) approximately $139,000 to $149,000 of capital additions (net of tenant improvement allowances from landlords), (b) scheduled debt service payments under our Credit Facility of $15,408 including interest payments of $7,908 (c) lease obligation payments of $68,124 and (d) estimated cash income tax payments of approximately $28,000.

Long-term liquidity requirements. We generally consider our long-term liquidity requirements to consist of those items that are expected to be incurred beyond the next twelve months and believe these requirements consist primarily of funds necessary for new store development and construction, replacement of games and equipment, performance-necessary renovations and other non-recurring capital expenditures that need to be made periodically to our stores, interest payments on our outstanding term loan and scheduled lease obligation payments. We intend to satisfy our long-term liquidity requirements through various sources of capital, including our existing cash on hand, cash provided by operations, and borrowings under the revolving portion of our Credit Facility.

Based on our current business plan, we believe the cash flows from operations, together with our existing cash balances and availability of borrowings under the revolving portion of our Credit Facility will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, and debt service needs in the foreseeable future. Our ability to make scheduled principal and interest payments, or to refinance our indebtedness, or to fund planned capital expenditures, will depend on future performance, which is subject to general economic conditions, competitive environment and other factors, including those described in the “Risk Factors” section of this prospectus. If our estimates of revenues, expenses or capital or liquidity requirements change or are inadequate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive opportunities that may arise in the future.

Indebtedness

New Credit Facility. On May 15, 2015, we entered into the Credit Facility which provides a $150,000 term loan facility and a $350,000 revolving credit facility with a maturity date of May 15, 2020. The $350,000 revolving credit facility includes a $20,000 letter of credit sub facility and a $10,000 swingline sub facility. The revolving facility will be used to provide financing for general purposes. The Credit Facility is secured by the assets of D&B Inc and is unconditionally guaranteed by D&B Holdings and each of its direct and indirect domestic wholly-owned subsidiaries.

The proceeds of the Credit Facility were used to refinance in full the July 2014 credit facility (of which $430,000 was outstanding) and to pay related interest and expenses. As a result of the refinancing, we incurred a loss on extinguishment charge of $6,822, consisting of the write-off of unamortized debt issuance costs, unamortized discount and cash paid for related debt fees. Additionally, we utilized $73,000 of available cash on hand to pay down a portion of the outstanding revolving portion of the Credit Facility.

As of August 2, 2015, we had letters of credit outstanding of $5,185 and $133,815 of borrowing available under our Credit Facility. We believe that the carrying amount of our Credit Facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions. The fair value of the Company’s Credit Facility was determined to be a Level Two instrument as defined by GAAP.

The interest rates per annum applicable to loans, other than swingline loans, under our Credit Facility are currently set based on a defined LIBOR rate plus an applicable margin. Swingline loans bear interest at a base rate plus an applicable margin. The loans bear interest subject to a pricing grid based on a secured leveraged ratio, at LIBOR plus a spread ranging from 1.5% to 2.25% for the term loans and the revolving loans. The stated interest rate on the Credit Facility at August 2, 2015 was 2.19%. The weighted average effective interest rate incurred on our borrowings under the Credit Facility was 2.55%. The weighted average effective rate includes amortization of debt issuance costs, commitment and other fees.

Prior credit facilities. The proceeds of the July 2014 credit facility were used to refinance all the outstanding credit facility and note balances at that time and to pay related premiums, interest and expenses of $30,850. The outstanding credit facility and notes at July 25, 2014 included $143,509 on a senior secured credit facility, $200,000 aggregate principal amount of the 11.0% senior notes due June 1, 2018, and the outstanding 12.25% senior discount notes due February 15, 2016 (with a $150,193 accreted value as of July 25, 2014). As a result of the refinancing, we incurred a loss on extinguishment charge of $25,992, consisting of premiums for early repayment, additional interest charges, and write-off of unamortized debt issue costs and unamortized discount.

Cash flows

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Net cash provided by (used in):
Operating activities	$85,480	$10,451	$86,715	$109,878	$82,796
Investing activities	(76,649)	(59,352)	(129,573)	(105,677)	(78,488)
Financing activities	(55,985)	76,172	75,654	(2,238)	(1,875)

Twenty-six weeks ended August 2, 2015 compared to twenty-six weeks ended August 3, 2014

Net cash provided by operating activities was $85,480 for the twenty-six weeks ended August 2, 2015 compared to cash provided by operating activities of $10,451 for the twenty-six weeks ended August 3, 2014. Increased cash flows from operations were driven primarily by increased cash flows from additional non-comparable store sales, increased comparable store sales and improved operating margins and the absence of a $50,193 payment of accrued interest which occurred in the twenty-six weeks ended August 3, 2014.

Net cash used in investing activities was $76,649 for the twenty-six weeks ended August 2, 2015 compared to $59,352 for the twenty-six weeks ended August 3, 2014. Capital expenditures increased $18,629 to $78,003 (excluding the increase in fixed asset accrued liabilities of approximately $5,687) in the first twenty-six weeks of fiscal 2015 from $59,374 in the first twenty-six weeks of fiscal 2014 primarily due to new store openings. During the first twenty-six weeks of fiscal 2015, the Company spent approximately $48,818 ($36,046 net of tenant improvement allowances from landlords) for new store construction, $9,601 related to a major remodel project on three existing stores and several smaller scale remodel projects, $7,663 on operating improvement initiatives, $7,527 for game refreshment and $4,394 for maintenance capital. New store capital expenditures increased $16,133 due mainly to the timing of new store openings.

Net cash used in financing activities was $55,985 for the twenty-six weeks ended August 2, 2015 compared to cash provided by financing activities of $76,172 for the twenty-six weeks ended August 3, 2014. Net cash used in financing activities during the current fiscal year reflects the impact of our May 15, 2015, debt refinancing and subsequent activity which resulted in a $69,000 net reduction to our outstanding long-term debt during the twenty-six week period ended August 2, 2015. Net cash used for debt reduction was partially offset by proceeds from stock option exercises and excess income tax benefits related to stock compensation plans.

Cash provided by financing activities during the twenty-six weeks ended August 3, 2014 reflects the impact of a debt refinancing which was completed on July 14, 2014. In connection with the 2014 debt refinancing we received proceeds of $528,675, net of a $1,325 discount from a term loan facility. Proceeds from the term loan facility were used to repay $143,509 principal balance of a prior senior secured credit facility, repay $200,000 principal balance of senior notes, repay $100,000 of senior discount notes and pay $8,128 in expenses associated with the 2014 debt refinancing.

We plan on financing future growth through existing cash on hand, future operating cash flows, debt facilities and tenant improvement allowances from landlords. We expect to spend between $163,000 and $173,000 ($132,000 to $142,000 net of tenant improvement allowances from landlords) in capital additions during fiscal 2015. The fiscal 2015 additions are expected to include approximately $138,000 to $148,000 ($107,000 to $117,000 net of tenant improvement allowances from landlords) for new store construction and operating improvement initiatives, including three store remodels, $10,000 for game refreshment and $15,000 in maintenance capital. A portion of the 2015 new store spend is related to stores that will be under construction in 2015 but will not be open until 2016.

Fiscal 2014 compared to fiscal 2013

Net cash provided by operating activities was $86,715 for fiscal 2014 compared to $109,878 for fiscal 2013. Decreased cash flows from operations were driven primarily by the costs paid for debt refinancing, the payment of accreted interest, premiums paid on early redemption of the senior notes and senior discount notes and higher pre-opening costs due to the timing and increased number of new store openings. This decrease was partially offset by increased cash flows from additional non-comparable store sales, increased comparable store sales and improved operating margins.

Net cash used in investing activities was $129,573 for fiscal 2014 compared to $105,677 for fiscal 2013. Capital expenditures increased $23,794 to $129,688 (including the decrease in fixed asset accrued liabilities of approximately $9,811) for fiscal 2014 from $105,894 in fiscal 2013 primarily due to new store openings. During fiscal 2014, the Company spent approximately $83,071 ($61,036 net of cash contributions from landlords) for new store construction, $11,703 related to a major remodel project on three existing stores and several small scale remodel projects, $6,549 on operating improvement initiatives, $14,067 for game refreshment and $14,298 for maintenance capital. New store capital expenditures increased $19,142 during fiscal 2014 due mainly to the number of new store openings (five stores opened in fiscal 2013 compared to eight stores opened in fiscal 2014).

Net cash provided by financing activities was $75,654 for fiscal 2014 compared to cash used in financing activities of $2,238 for fiscal 2013. Net cash provided by financing activities increased $77,892 due to refinancing our debt. Cash flow from financing activities increased $528,675, net of $1,325 discount from the proceeds of the term loan facility. This increase was offset by repayment of $144,375 principal balance of the prior senior secured credit facility, repayment of $200,000 principal balance of the senior notes, repayment of senior discount notes of $100,000 and transaction fees and expenses of $8,212 associated with the refinancing. The excess cash was used to pay early redemption premiums on the senior notes and the senior discount notes, accumulated accreted interest on the senior discount notes, and accrued and unpaid interest on the senior notes and outstanding term loans, all of which are included in operating activities. The Company received $100,659 in proceeds for the issuance of common stock; these proceeds were used to prepay a portion of the senior credit facility and to pay $1,093 of transaction fees and expenses associated with the issuance of common stock.

Fiscal 2013 compared to fiscal 2012

Net cash provided by operating activities was $109,878 for fiscal 2013 compared to $82,796 for fiscal 2012. Improved cash flows from operations were driven primarily by additional non-comparable store sales, increased comparable store sales, lower operating payroll and benefits expenses due to a decrease in hourly costs partially offset by higher management labor, higher pre-opening costs due to the timing of new store openings and one less week of operations in fiscal 2013.

Net cash used in investing activities was $105,677 for fiscal 2013 compared to $78,488 for fiscal 2012. Net cash used in investing activities increased in fiscal 2013 due to increased capital expenditures. Capital expenditures increased $27,205 to $105,894 (excluding approximately $13,988 in fixed asset related accrued liabilities) in fiscal 2013 from $78,689 in fiscal 2012 primarily due to new store openings, remodeling projects and game refresh initiatives. During the 2013 fiscal year, we spent approximately $63,929 ($48,143 net of tenant improvement allowances from landlords) for new store construction, $18,094 related to the major remodel project on seven of our existing stores and several small scale remodel projects, $1,758 on operating improvement initiatives, $9,441 for game refreshment and $12,672 for maintenance capital. During the 2012 fiscal year, the Company spent approximately $32,795 ($21,913 net of tenant improvement allowances from landlords) for new store construction,

$15,962 related to the major remodel project on nine of its existing stores, $5,985 on operating improvement initiatives, $10,090 for game refreshment and $13,857 for maintenance capital. New store capital expenditures increased $31,134 during fiscal 2013 related primarily to construction of our Virginia Beach, Virginia store (large store format), which opened during the second quarter of 2013, our Albany, New York (large store format) and Syracuse, New York (small store format) stores which opened in the third quarter of 2013, our Cary (Raleigh), North Carolina (small store format) and Livonia (Detroit), Michigan (large store format) stores which opened in the fourth quarter of 2013, our Westchester, California (large store format) which opened in February 2014 and our Vernon Hills, Illinois (large store format) store which opened in March 2014. New store capital expenditures during fiscal 2012 related to construction of our Orland Park, Illinois store (small store format), which opened during the third quarter of fiscal 2012 and our Dallas, Texas and Boise, Idaho stores (one large and one small format store) which both opened in the fourth quarter of fiscal 2012.

Net cash used by financing activities was $2,238 for fiscal 2013 compared to cash used in financing activities of $1,875 for fiscal 2012. Net cash used in investing activities increased due to the costs related to the second amendment to the prior senior secured credit facility in the second quarter of fiscal 2013 partially offset by one additional required principal payment on our prior term loan facility in fiscal 2012 and proceeds from the sale of common stock in 2013.

Bethesda store litigation

On November 14, 2013, D&B Inc filed a complaint in federal court seeking declaratory and injunctive relief related to actions taken by a landlord attempting to terminate the lease agreement for our store in Bethesda. The landlord alleged that the Company was in default of certain lease agreement provisions which restrict our ability to operate other Dave & Buster’s facilities within a prescribed distance of the Bethesda location. We believed that the lease provisions cited by the landlord were not legally enforceable and that the Company had the right to operate all facilities for the duration of the original lease term and any available lease extension periods. On July 21, 2014, the court issued its final ruling against the Company and the Bethesda location permanently closed on August 12, 2014. The Company’s appeal of the decision has been denied. All our fixed assets from the Bethesda store were either fully depreciated or transferred to other locations. As with past store closures, we have experienced customer migration to another store within the same market.

Annual revenues for our Bethesda store were $5,231, $5,416, $12,036 and $12,751 in the twenty-six weeks ended August 3, 2014, fiscal 2014, 2013 and 2012, respectively. We have recorded depreciation expense of $243, $102, $1,889 and $1,030 in the twenty-six weeks ended August 3, 2014, fiscal 2014, 2013 and 2012, respectively. Net lease expense was $470, $557, $1,120 and $908 for the twenty-six weeks ended August 3, 2014, fiscal 2014, 2013 and 2012, respectively.

Contractual obligations and commercial commitments

The following tables set forth the contractual obligations and commercial commitments as of August 2, 2015:

Payment due by period

	TOTAL	1 YEAR OR LESS	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Credit Facility (1)	$361,000	$7,500	$15,000	$338,500	$—
Interest requirements (2)	36,464	7,908	15,463	13,093	—
Operating leases (3)	732,126	68,124	133,172	115,735	415,095

Total	$1,129,590	$83,532	$163,635	$467,328	$415,095

(1)	The Credit Facility includes a $150,000 term loan facility and $350,000 revolving credit facility, a letter of credit sub-facility, and a swingline sub-facility. As of August 2, 2015, we had borrowings of $211,000 under the revolving credit facility, borrowings of $150,000 under the term facility and $5,185 in letters of credit outstanding.
(2)	The cash obligations for interest requirements consist of variable rate debt obligations at rates in effect at August 2, 2015.
(3)	Our operating leases generally provide for one or more renewal options. These renewal options allow us to extend the term of the lease for a specified time at an established annual lease payment. Future obligations related to lease renewal options that have been exercised or were reasonably assured to be exercised as of the lease origination date, have been included in the table above. Our store lease in Farmingdale expired in February 2015 without an option to renew resulting in the store’s closure on February 8, 2015. We do not have any remaining options to extend the lease terms of two leases which expire in 2019 and one other lease which expires in 2020. All of our other leases include renewal options that give us the opportunity to extend the lease terms beyond 2020.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Commodity price risk

We are exposed to market price fluctuation in food product prices. Given the historical volatility of certain of our food product prices, including proteins, seafood, produce, dairy products, and cooking oil, these fluctuations can materially impact our food and beverage costs. While our purchasing commitments partially mitigate the risk of such fluctuations, there is no assurance that supply and demand factors such as disease or inclement weather will not cause the prices of the commodities used in our restaurant operations to fluctuate. In a rapidly-fluctuating commodities market, it may prove difficult for us to adjust our menu prices to respond to any price fluctuations. Therefore, to the extent that we do not pass along cost increases to our customers, our results of operations may be adversely affected. At this time, we do not use financial instruments to hedge our commodity risk.

Interest rate risk

We are exposed to market risk from interest rate changes on our Credit Facility. This exposure relates to the variable component of the interest rate on the Credit Facility. As of August 2, 2015 we had gross borrowings of $361,000 under the Credit Facility, based on a defined LIBOR rate plus an applicable margin. A hypothetical 10% increase in the interest rate associated with our Credit Facility would increase our interest expense by approximately $800.

Inflation

The primary inflationary factors affecting our operations are food, labor costs, and energy costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. Finally, the cost of constructing our stores is subject to inflationary increases in the costs of labor and material.

We have a substantial number of hourly employees who are paid wage rates at or based on the applicable federal or state minimum wage and increases in the minimum wage will increase our labor costs. The State of California (where nine of our stores are located) raised the state minimum hourly wage from $8.00 per hour to $9.00 per hour effective July 1, 2014. The California hourly minimum wage is scheduled to increase to $10.00 per hour on January 1, 2016. The State of New York (where eight of our stores are located) raised the state minimum tipped wage from $5.00 per hour to $7.50 per hour effective December 31, 2015.

In general, we have been able to substantially offset cost increases resulting from inflation by increasing menu prices, improving productivity, or through other adjustments. We may or may not be able to offset cost increases in the future.

Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 1 to the accompanying consolidated financial statements for the year ended February 1, 2015. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Property and equipment. Property and equipment are recorded at cost. Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset. These costs are depreciated using the straight-line method over the estimate of the depreciable life, resulting in a charge to the operating results. Building and building improvements are generally depreciated over the shorter of forty years or the expected term of the underlying ground lease. Leasehold improvements are depreciated over the shorter of twenty years or the expected lease term. Furniture and equipment is generally depreciated over an estimated useful life ranging from three to ten years. Games are generally depreciated over an estimated useful life ranging from five to twenty years. Our actual results may differ from these estimates under different assumptions or conditions.

We review our property and equipment for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual store level, since this is the lowest level of identifiable cash flows and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. The other factors and circumstances include the maturity of the store, changes in the economic environment, unfavorable changes in legal factors or business climate and future operating plans.

Our impairment assessment process requires the use of estimates and assumptions regarding future undiscounted cash flows and operating outcomes, which are based upon a significant degree of management’s judgment. At any given time, we may be monitoring a small number of locations, and future impairment charges could be required if individual store performance is deemed inadequate to recover the value of its assets. We forecast our future cash flows by considering a variety of factors, including the maturity of the store, recent store-level performance, store-level operating plans, sales trends, and cost trends for cost of sales, labor and operating expenses. We believe that this combination of information gives us a fair benchmark to predict future undiscounted cash flows. However, the future cash flow forecast may be incorrect due to factors such as unanticipated variations in our sales, cost of goods sold, labor expenses, the impact of competition, macroeconomic trends and issues related to the market in which the store is located. We compare this cash flow forecast to the carrying value of the assets of the store. Based on this analysis, if we believe that the carrying amount of the assets is not recoverable, an impairment charge would be recognized based upon the amount by which the carrying value of the assets exceeds fair value. No impairment charges were recognized during fiscal 2014, 2013 or 2012.

Goodwill and intangible assets. As of February 1, 2015 we had goodwill of approximately $272,592 and intangible assets of $79,000 representing tradenames. Goodwill and tradenames, which have an indefinite useful life, are not being amortized. However, both goodwill and tradenames are subject to annual impairment testing.

We perform step one of the impairment test in our fourth quarter unless circumstances require this analysis to be completed sooner. Step one of the impairment test is based upon a comparison of the carrying value of our net assets, including goodwill balances, to the fair value of our net assets. The fair value of our net assets, including goodwill balances are estimated using a combination of market earnings multiples. Key assumptions used in our testing include future store openings, revenue growth, operating expenses and discount rate. Estimates of revenue growth and operating expenses are based on internal projections considering our past performance and forecasted growth, market economics and the business environment impacting our Company’s performance. Our discount rate was determined by using a weighted average cost of capital (“WACC”). The WACC considers market and industry data as well as company-specific risk factors. These estimates are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions. Our estimates used in the income approach are consistent with the plans and estimates used to manage operations. We do evaluate all methods to ensure reasonably consistent results. Based on the completion of the step one test, we determined that goodwill was not impaired.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made at least annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of market earning multiples, market transactions and future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

We assess the potential impairment of definite lived intangibles, including trademarks and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In evaluating long-lived restaurant assets for impairment, we consider a number of factors relevant to the assets’ current market value.

Income taxes. We file consolidated returns with all our domestic subsidiaries. We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We have adopted accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of federal and state tax regulations. As a result, we have established reserves for taxes that may become payable in future years as a result of audits by tax authorities. Tax reserves are reviewed regularly pursuant to accounting guidance for uncertainty in income taxes. Tax reserves are adjusted as events occur that affect the potential liability for additional taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax reserves in the future, if or when such events occur.

Deferred tax assets. A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax basis of assets and liabilities. As of August 2, 2015, we have recorded a valuation allowance against a portion of our deferred tax assets, primarily state tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes.

If our taxable income decreases in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining if an addition to the allowance would be required or the amount of the valuation allowance no longer required.

Accounting for amusement operations. The majority of our amusement revenue is derived from customer purchases of game play credits which allow our customers to play the video and redemption games in our Midways. We have recognized a liability for the estimated amount of unused game play credits, which we believe our customers will utilize in the future based on credits remaining on Power Cards, historic utilization patterns and revenue per game play credit sold. Certain Midway games allow customers to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the customer by either redeeming the coupons for a prize in our “Winner’s Circle” or storing the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that will be redeemed in subsequent periods based on tickets outstanding, historic redemption patterns and the estimated redemption cost of products per ticket.

Insurance reserves. We use a combination of insurance and self-insurance mechanisms to provide for potential liabilities for workers’ compensation, healthcare benefits, general liability, property insurance, director and officers’ liability and vehicle liability. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Portions of the estimated accruals for these liabilities are calculated by third-party actuarial firms. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Share-based compensation. The 2010 Stock Incentive Plan provides for the granting of options to acquire stock in D&B Entertainment to certain of our employees, outside directors, and consultants. The options are subject to either time-based vesting or performance-based vesting. Options granted under the 2010 Stock Incentive Plan terminate on the ten-year anniversary of the grants. No further equity or other awards will be made under the 2010 Stock Incentive Plan.

Options provided for in the 2010 Stock Incentive Plan are subject to the grantees continued employment with or service to D&B Entertainment or its subsidiaries (subject to certain conditions in the event of grantee termination). Service-based options contain a service-based (or time-based) vesting provisions, whereby the options will vest annually in equal amounts. As a result of the IPO, all unvested performance-based shares were modified and became fully vested.

For stock options granted prior to or in connection with our IPO, we have obtained valuation analyses prepared by an independent third-party valuation firm to assist us with the determination of the fair value of our common stock. The valuations utilized approaches and methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and information provided by our management, including historical and projected financial information, prospects and risks, our performance, various corporate documents, capitalization and economic and financial market conditions. The third-party valuation firm also utilized other economic, industry, and market information obtained from other resources considered reliable. The method used by the valuation firm utilized discounted cash flow, guideline company and external transaction approaches to determine value ranges.

Under the income approach, specifically the discounted cash flow method, forecast cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by our management and a terminal value for the residual period beyond the discrete forecast, which are discounted at our estimated weighted average cost of capital to estimate our enterprise value.

The guideline public company method involves selecting publicly traded companies with similar financial and operating characteristics as our Company, and calculating valuation multiples based on the guideline public company’s financial information and market data. Based on the observed valuation multiples, an appropriate multiple was selected to apply to our financial information.

The external transaction method involves selecting sale transactions of companies with similar financial and operating characteristics as our Company and calculating valuation multiples based on the acquisition price and the acquired company’s financial information. An appropriate multiple was selected to apply to our financial information.

We believe the combination of these methods provides an appropriate estimate of our expected fair value ranges. We have considered the valuation analyses to determine the best estimate of the fair value of our common stock at each stock option grant date.

Options and awards granted in fiscal 2014 and fiscal 2015 were issued pursuant to the terms of the 2014 Stock Incentive Plan. The 2014 Stock Incentive Plan allows the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock, other stock-based awards and cash-based awards to employees, directors, and consultants of the Company. The term of service-based stock options is determined at the date of grant. Performance-based stock options can be based upon a variety of performance measures as defined in the plan document.

The valuation of our stock-based awards has been determined using the Black-Scholes option valuation model. The Black-Scholes option valuation model uses assumptions of expected volatility, the expected dividend yield of our stock, the expected term of the awards and the risk-free interest rate, as well as our estimated fair value of our common stock. Since our stock had not been publicly traded prior to our IPO, the expected volatility is based on an average of the historical volatility of certain of our competitors’ stocks over the expected term of the share-based awards. The dividend yield assumption is based on our history. The expected term of share-based awards represents the weighted-average period the share-based award is expected to remain outstanding. The risk-free interest rate was based on the implied yield on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term. As we accumulate company-specific information, we will begin to consider that in determining our assumptions, except that we will be using the market-determined share price in the future rather than third-party estimates of fair value.

Share-based compensation expense is recognized for the portion of awards that are expected to vest. For time-based awards, share-based compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. For performance-based awards, management must assess the probability of the achievement of the targets, as defined in the applicable plan. Share-based compensation expense recognized in our results of operations is based on awards ultimately expected to vest. Forfeiture rates are estimated using historical actual forfeiture trends as well as our judgment of future forfeitures. These rates are evaluated at least annually and any change in compensation expense is recognized in the period of the change.

The determination of the fair values of our non-public share values and share-based awards are based on estimates and forecasts described above that may not reflect actual market results. These estimates and forecasts require us to make judgments that are highly complex and subjective. Additionally, past valuations relied on reference to other companies for the determination of volatility, trading multiples and other valuation inputs, future estimates of these factors will be based more on our performance as a public company. Share-based grant values under the 2014 Stock Incentive Plan are based on quoted market prices. The use of company-specific attributes will likely impact the fair value of share-based payment programs in the future and the results may be different than using an average of industry participant attributes as has been utilized in the past.

Recent accounting pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory that is recorded using the first-in, first-out method to be measured at the lower of cost or net realizable value. This update is effective for annual and interim periods beginning after December 15, 2016 with early adoption permitted. We do not expect the adoption ASU 2015-11 to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The amendments in this update provide guidance to customers as to whether a cloud computing arrangement includes a software license. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. ASU 2015-05 is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in ASU 2015-03 require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for annual and interim periods beginning on or after December 15, 2015. As of August 2, 2015, if we were to adopt ASU 2015-03, $3,138 of net deferred financing costs would be reclassified from “Other assets and deferred charges” to a reduction in the carrying amount of our debt.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation: Amendment to the Consolidation Analysis.” This revised standard improves targeted areas of the consolidation guidance and reduces the number of consolidation models. This update is effective for annual and interim periods in fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of ASU 2015-02 to have a material impact on our consolidated financial position or results of operations.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern: Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which requires the Company’s management to evaluate whether there is substantial doubt about the Company’s ability to continue as a going concern. This update is effective for the annual period after December 15, 2016, and for annual and interim periods thereafter. We do not expect the adoption of ASU 2014-15 to have a material impact on our consolidated financial position or results of operations.

In May 2014, the FASB issued guidance in ASU No. 2014-09, outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, this guidance expands related disclosure requirements. This guidance is currently effective for reporting periods beginning after December 15, 2016. We are currently evaluating the impact this guidance will have on our consolidated financial position and results of operations.

BUSINESS

Company Overview

We are a leading owner and operator of high-volume venues in North America that combine dining and entertainment for both adults and families. The core of our concept is to offer our customers the opportunity to “Eat Drink Play and Watch” all in one location. Eat and Drink are offered through a full menu of “Fun American New Gourmet” entrées and appetizers and a full selection of non-alcoholic and alcoholic beverages. Our Play and Watch offerings provide an extensive assortment of entertainment attractions centered around playing games and watching live sports and other televised events. Our customer mix skews moderately to males, primarily between the ages of 21 and 39, and we believe we also serve as an attractive venue for families with children and teenagers. We believe we appeal to a diverse customer base by providing a highly customizable experience in a dynamic and fun setting.

As of September 15, 2015, we owned and operated 77 stores in 30 states and Canada. For the fiscal year ended February 1, 2015, we generated total revenues of $746.8 million, Adjusted EBITDA of $165.1 million (representing an Adjusted EBITDA margin of 22.1%) and net income of $7.6 million. For the twenty-six weeks ended August 2, 2015 and August 3, 2014, we generated total revenues of $440.0 million and $376.2 million, respectively, Adjusted EBITDA of $114.6 million and $89.1 million, respectively, and net income of $32.1 million and net loss of $2.4 million, respectively. For fiscal 2013 and fiscal 2012, we generated total revenues of $635.6 million and $608.1 million, respectively, Adjusted EBITDA of $134.8 million and $120.5 million, respectively and net income of $2.2 million and $8.8 million, respectively. From fiscal 2012 to fiscal 2014, total revenues and Adjusted EBITDA grew at a CAGR of 10.8% and 17.1%, respectively. We generated comparable store sales increases of 10.4%, 7.3%, 1.0% and 3.0% for the twenty-six weeks ended August 2, 2015 and fiscal 2014, 2013 and 2012, respectively. Based on the KNAPP-TRACK index, an index tracking year-over-year changes in comparable store sales in the casual dining restaurant industry, the overall casual dining restaurant industry’s comparable store sales growth was 0.8% 0.5%, -1.5% and 0.2% for the twenty-six weeks ended August 2, 2015 and fiscal 2014, 2013 and 2012, respectively. As such, we outperformed the KNAPP-TRACK index by approximately 960, 680, 240 and 270 basis points in the twenty-six weeks ended August 2, 2015 and in fiscal 2014, 2013 and 2012, respectively.

Total Revenues ($mm)		Adjusted EBITDA & Margin ($mm)

Twenty-six weeks ended August 3, 2014	Twenty-six weeks ended August 2, 2015	Twenty-six weeks ended August 3, 2014	Twenty-six weeks ended August 2, 2015

Stores: 69	76

As a key feature of our business model, 51.9% of our total revenues for fiscal 2014 were from our amusement offerings, which have a relatively low variable cost component and contributed a gross margin of 86.0%. Combined with our food and beverage revenues, which comprised 48.1% of our total revenues and contributed a gross margin of 74.3% for fiscal 2014, we generated a total gross margin of 80.4%.

The formats and square footage of our stores are flexible, which we believe allows us to size new stores appropriately for each market as we grow. Our stores average 44,000 square feet and range in size between 16,000 and 66,000 square feet. We believe we have an attractive store economic model that enables us to generate high average store revenues and Store-level EBITDA. For our 57 comparable stores in fiscal 2014, our average revenues per store were $10.8 million, average Store-level EBITDA was $3.0 million and average Store-level EBITDA margin was 27.8%. Furthermore, for that same period, all of our comparable stores had positive Store-level EBITDA, with 91.2% of our stores generating more than $1.0 million of Store-level EBITDA each and 70.2% of our stores generating more than $2.0 million of Store-level EBITDA each.

Eat Drink Play and Watch—All Under One Roof

When our founders opened our first location in Dallas, Texas in 1982, they sought to create a brand with a fun, upbeat atmosphere providing interactive entertainment options for adults and families, while serving high-quality food and beverages. Since then we have followed the same principle for each new store, and in doing so we believe we have developed a distinctive brand based on our customer value proposition: “Eat Drink Play and Watch.” The interaction between playing games, watching sports, dining and enjoying our full-service bar areas is the defining feature of the Dave & Buster’s customer experience, and the layout of each store is designed to promote crossover between these activities. We believe this combination creates an experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. Our locations are also designed to accommodate private parties, business functions and other corporate-sponsored events.

Eat

We seek to distinguish our food menu from other casual dining concepts with our strategy of offering “Fun American New Gourmet” entrées and appetizers. Our “Fun American New Gourmet” menu is intended to appeal to a broad spectrum of customers and include classic “American” offerings with a fun twist. We believe we offer high-quality meals, including gourmet pastas, choice-grade steaks, premium sandwiches, decadent desserts and health-conscious entrée options that compare favorably to those of other higher end casual dining operators. We believe our broad menu offers something for everyone and captures full meal, snacking and sports-viewing occasions. We plan to introduce new menu items three times per year that we believe reinforce the fun of the Dave & Buster’s brand. Our food revenues, which include non-alcoholic beverages, accounted for 67.6% of our food and beverage revenues and 32.5% of our total revenues during fiscal 2014.

Drink

Each of our locations also offers full bar service, including a variety of beers, signature cocktails, and premium spirits. We continually strive to innovate our beverage offering, adding new beverages three times per year, including the introduction of fun beverage platforms such as our adult Snow Cones, CoronaRitas and Berry Blocks cocktails. Beverage service is typically available throughout the entire store, allowing for multiple sales opportunities. We believe that our high margin beverage offering is complementary to each of the Eat, Play and Watch aspects of our brand. Our alcoholic beverage revenues accounted for 32.4% of our total food and beverage revenues and 15.6% of our total revenues during fiscal 2014.

Play

The games in our Midway are a key aspect of the Dave & Buster’s entertainment experience, which we believe is the core differentiating feature of our brand. The Midway in each of our stores is an area where we offer a wide array of amusement and entertainment options, typically with over 150 redemption and simulation games. Our amusement and other revenues accounted for 51.9% of our total revenues during fiscal 2014. Redemption games, which represented 79.7% of our amusement and other revenues in fiscal 2014, offer our customers the opportunity to win tickets that are redeemable at our “Winner’s Circle,” a retail-style space in our stores where customers can redeem the tickets won through play of our redemption games for prizes ranging from branded novelty items to high-end electronics. We believe this “opportunity to win” creates a fun and highly energized social experience that is an important aspect of the Dave & Buster’s in-store experience and cannot be easily replicated at home. Our video and simulation games, many of which can be played by multiple customers simultaneously and include some of the latest high-tech games commercially available, represented 16.3% of our amusement and other revenues in fiscal 2014. Other traditional amusements represented the remainder of our amusement and other revenues in fiscal 2014.

Watch

Sports-viewing is another key component of the entertainment experience at Dave & Buster’s. All of our stores have multiple large screen televisions and high quality audio systems providing customers with a venue for watching live sports and other televised events. In fiscal 2010, we initiated a program that evolved into “D&B Sports,” which is a more immersive viewing environment that provides customers with an average of 40 televisions, including 100+ inch high definition televisions, to watch televised events and enjoy our full bar and extensive food menu. We believe that we have created an attractive and comfortable environment that includes a differentiated and interactive viewing experience that offers a new reason for customers to visit Dave & Buster’s. Through continued development of the D&B Sports concept in new stores and additional renovations of existing stores, our goal is to build awareness of D&B Sports as “the best place to watch sports” and the “only place to watch the games and play the games.”

Our Company’s Core Strengths

We believe we benefit from the following strengths:

Strong, Distinctive Brand With Broad Customer Appeal. We believe that the multi-faceted customer experience of “Eat Drink Play and Watch” at Dave & Buster’s, supported by our national marketing, has helped us create a widely recognized brand with no direct national competitor that combines all four elements in the same way. In markets where we have stores, over 93% of casual dining consumers stated that they are aware of our brand as a dining and entertainment venue. Our customer research shows that our brand appeals to a relatively balanced mix of male and female adults which is moderately skewed to males, primarily between the ages of 21 and 39, as well as families and teenagers. Based on customer survey results, we also believe that the average household income of our customers is in excess of $75,000, which we believe represents an attractive demographic.

Multi-Faceted Customer Experience Highlights Our Value Proposition. We believe that our combination of interactive games, attractive television viewing areas, high-quality dining and full-service beverage offerings, delivered in a highly-energized atmosphere, provides a multi-faceted customer experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. We aim to offer our customers a value proposition comparable or superior to many of the separately available dining and entertainment options. We are continuously working with game manufacturers and food providers to create new games and food items at compelling price points to retain and generate customer traffic and improve the customer experience. Our value proposition is enhanced by what we consider to be innovative marketing initiatives, including our Eat & Play Combo (a promotion that provides a discounted Power Card in combination with select entrées), Super Charge Power Card offerings (when purchasing or adding value to a Power Card, the customer is given the opportunity to add more chips to the Power Card at a lower cost per chip amount), Half-Price Game Play (every Wednesday, from open to close, we reduce the price of every game in the Midway by one-half), Everyone’s a Winner (a limited-time offer providing a prize to every customer that purchases or adds value to a Power Card in the amount of $10 or more) and free game play promotions to feature the introduction of our new games. Power Cards are magnetic stripe cards that enable a customer to play our games. A customer purchases “chips” that are used to play our games and are loaded to a Power Card at an automated kiosk or by an employee. We believe these initiatives have helped increase customer visits and encourage customers to participate more fully across our broad range of food, beverage and entertainment offerings.

Vibrant, Contemporary Store Design That Integrates Entertainment and Dining. We believe we continue to benefit from enhancements to the Dave & Buster’s brand through our store design and D&B Sports initiatives, which began in fiscal 2011. Our new store design provides a contemporary, engaging atmosphere for our customers that includes clearly differentiated spaces, which are typically sub-branded as Eat at Buster’s, Gamebar, Dave’s Arcade, WIN! and D&B Sports, designed to convey each component of our customer value proposition: “Eat Drink Play and Watch.” These store design changes include a modern approach to the finishes and layout of the store, which we believe encourages participation across each of the store’s elements. The oversized graphics and images throughout the store are intended to communicate our brand personality by being fun, contemporary and larger-than-life. The dining room décor includes booth seating and table seating and colorful artwork, often featuring local landmarks. Our “Winner’s Circle” provides a retail-like environment where customers can redeem their tickets for prizes. All of our new locations opened since the beginning of fiscal 2011 incorporate our new store design. We believe the introduction and continued expansion of our D&B Sports concept, currently incorporated in approximately 70% of our store base, provides an attractive opportunity to market our broader platform to new and existing customers through a year-round calendar of programming and promotions tied to popular sporting events and sport-related activities. The large television screens, comfortable seating, a full menu of food and beverages and artwork often featuring images of local sports teams and sports icons help create what we believe to be an exciting environment for watching sports programming. We have strategically invested over $65.6 million since the beginning of fiscal 2011 to introduce D&B Sports and modernize the exteriors, front lobbies, bars, dining areas and “Winner’s Circles” of select locations. During the twenty-six weeks ended August 2, 2015, we completed the remodel of three stores and added D&B Sports branding to an additional five stores. We anticipate that by the end of fiscal 2015, approximately 77% of our stores will either be new or remodeled to adopt our new store design.

History of Margin Improvement. We have a proven track record of identifying operational efficiencies and implementing cost saving initiatives and have increased our Adjusted EBITDA margins by approximately 560 basis points from fiscal 2010 to fiscal 2014. In 2010, we initiated the strategic selection and sourcing of our “Winner’s Circle” merchandise and centralized management of store-level “Winner’s Circle” inventory, helping contribute to a reduction in our amusement costs of approximately 120 basis points since fiscal year 2010. We have also improved margins through initiatives directed at labor performance and management. In 2010, we launched an integrated labor management system, which we have continued to enhance through new labor efficiency and overtime management tools. Hourly labor has improved by approximately 115 basis points since fiscal year 2010, representing annual cost savings of approximately $8.5 million. We expect our continued focus on operating margins at individual locations and the deployment of best practices across our store base to yield incremental margin improvements, although there is no guarantee that this will occur. We believe we are well-positioned to continue to increase margins and remain focused on identifying additional opportunities to reduce costs. As of September 15, 2015, we have completed the rollout of our electronic ticket initiative, which is a paperless distribution system. We leverage our investments in technology, such as our labor scheduling system and our proprietary technology linking games with Power Cards, to increase the overall performance of our stores while also enhancing the customer experience. Our business model has a relatively lower proportion of variable costs versus fixed costs compared to our competitors. We believe this creates operating leverage and gives us the potential to further improve margins and deliver greater earnings from expected future increases in comparable store sales and new store growth.

Store Model Generates Favorable Store Economics and Strong Returns. We believe our store model offering entertainment, food and beverages provides certain benefits in comparison to traditional restaurant concepts, as reflected by our average comparable store revenues of $10.8 million and average Store-level EBITDA margins of 27.8% for comparable stores in fiscal 2014. Our entertainment offerings have low variable costs and produced gross margins of 86.0% for fiscal 2014. With approximately half of our revenues from entertainment, we have less exposure than traditional restaurant concepts to food costs, which represented only 8.6% of our revenues in fiscal 2014. Our business model generates strong cash flow that we can use to execute our growth strategy. We believe the combination of our Store-level EBITDA margins, our refined new store formats and the fact that our stores typically open with high volumes that drive margins in year one will help us achieve our targeted average year one cash-on-cash returns of approximately 35% and five-year average cash-on-cash returns in excess of 25% for both our large format and small format store openings, however there is no guarantee such results will occur with future store openings. The 23 stores that we have opened since the beginning of 2008 (that have been open for more than 12 months as of September 15, 2015) have generated average year one cash-on-cash returns of 44.0%. For stores opened since 2009 that have been open for more than 12 months, we have also experienced an increase in average year one cash-on-cash returns, by full year vintage, including all of our 11 stores opened in fiscal 2011, fiscal 2012 and fiscal 2013, which have generated average year one cash-on-cash returns of 55.9%.

Commitment to Customer Satisfaction. We aim to enhance our combination of food, beverage and entertainment offerings through our service philosophy of providing a high quality and consistent customer experience through dedicated training and development of our team members and a corporate culture that encourages employee engagement. As a result, we have experienced significant improvement in our Guest Satisfaction Survey results since we began the surveys in 2007. In 2014, 80.4% of respondents to our Guest Satisfaction Survey rated us “Top Box” (score of 5 out of a possible 5) in “Overall Experience” and 82.5% of respondents rated us “Top Box” in “Intent to Recommend.” By comparison, in 2007, 44.0% of respondents rated us “Top Box” in “Overall Experience” and 64.8% of respondents rated us “Top Box” in “Intent to Recommend.” We utilize our loyalty program to market directly to members with promotional emails and location-based marketing. Through our loyalty program, we email offers and coupons to members and notify them of new games, food, drinks and local events. In addition, members can earn game play credits based on the dollar amount of qualifying purchases at our stores. We expect that as our loyalty program grows it will be an important method of maintaining customers’ connection with our brand and further drive customer satisfaction.

Experienced Management Team. We believe we are led by a strong senior management team averaging over 25 years of experience with national brands in all aspects of casual dining and entertainment operations. In 2006, we hired our Chief Executive Officer, Stephen King. From fiscal 2006 to fiscal 2014, under the leadership of Mr. King, Adjusted EBITDA has grown by 134.3%, Adjusted EBITDA margins have increased by approximately 830 basis points and employee turnover and customer satisfaction metrics have improved significantly. We believe that our management team’s prior experience in the restaurant and entertainment industries combined with its experience at Dave & Buster’s provides us with insights into our customer base and enables us to create the dynamic environment that is core to our brand.

Our Growth Strategies

The operating strategy that underlies the growth of our concept is built on the following key components:

Pursue New Store Growth. We will continue to pursue what we believe to be a disciplined new store growth strategy in both new and existing markets where we feel we are capable of achieving consistently high store revenues and Store-level EBITDA margins as well as strong cash-on-cash returns. We believe that the Dave & Buster’s brand is currently significantly under-penetrated, as internal studies and third-party research suggests a total store potential in the United States and Canada in excess of 200 stores (including our 77 existing stores). We believe our new store opportunity is split fairly evenly between large format and small format stores. We have opened five stores and plan to open an additional four to five stores in fiscal 2015, including the relocation of our Williamsville (Buffalo), New York store to a new site in the same market. We opened eight stores in fiscal 2014. Store openings during the past five fiscal years were primarily financed with available cash and operating cash flows. In 2016 and thereafter, we believe that we can continue opening new stores at an annual rate of approximately 10% of our then existing store base.

Our new store expansion strategy is driven by a site selection process that allows us to evaluate and select the location, size and design of our stores based on consumer research and analysis of operating data from sales in our existing stores. Our site selection process and flexible store design enable us to customize each store with the objective of maximizing return on capital given the characteristics of the market and the location. Our large format stores are 30,001 to 45,000 square feet in size and our small format stores span 25,000 to 30,000 square feet, which provides us the flexibility to enter new smaller markets and further penetrate existing markets. These formats also provide us with the ability to strategically choose between building new stores and converting existing space, which can be more cost efficient for certain locations. We are targeting average year one cash-on-cash returns of approximately 35% for both our large format and small format stores. To achieve this return for large format stores, we target average net development costs of approximately $8.3 million and first year store revenues of approximately $11.6 million. For small format stores, we target average net development costs of approximately $6.0 million and average first year store revenues of approximately $7.5 million. Additionally, we target average year one Store-level Adjusted EBITDA margins, excluding allocated national marketing costs, of approximately 28%, for both large format and small format stores.

Grow Our Comparable Store Sales. We intend to grow our comparable store sales by seeking to differentiate the Dave & Buster’s brand from other food and entertainment alternatives, through the following strategies:

■	Provide our customers the latest exciting games. We believe that our Midway games are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest offerings creates new content and excitement to drive repeat visits and increase length of customer stay. We plan to continue to update approximately 10% of our games each year and seek to buy games that will resonate with our customers and drive brand relevance due to a variety of factors, including their large scale, eye-catching appearance, virtual reality features, association with recognizable brands or the fact that they cannot be easily replicated at home. We aim to leverage our investment in games by packaging our new game introductions and focusing our marketing spending to promote these events. We also plan to continually elevate the redemption experience in our “Winner’s Circle” with prizes that we believe customers will find more attractive, which we expect will favorably impact customer visitation and game play.

■	Leverage D&B Sports. In 2010, we initiated a program to improve our sports-viewing as part of our strategy to enhance our entertainment offering and increase customer traffic and frequency by creating another reason to visit Dave & Buster’s. This initiative evolved into the D&B Sports concept, which has been incorporated into all new stores opened since the beginning of fiscal 2013 and will continue to be incorporated into all new stores. In the fall of 2013, we launched a national advertising campaign for D&B Sports promoting Dave & Buster’s as the “only place to watch the games and play the games.” We intend to continue leveraging our investments in D&B Sports by building awareness of Dave & Buster’s as “the best place to watch sports” through national cable advertising. In addition, we are strategically expanding our year-round sporting and pay-per-view content to drive increased traffic and capture a higher share of the sports-viewing customer base.

■

Serve food and beverage offerings with broad appeal. Our menu has a variety of items, from hamburgers to steaks to seafood, that represent our “Fun American New Gourmet” strategy. We aim to ensure a pipeline for three new product launches each year, aligning with the timing of our new game launches. This strategy has been well received by our customers as the percentage of customers rating our food quality as “Excellent” was 78.0% in fiscal 2014, an increase of 320 basis points compared to fiscal 2011, and an increase of 4,010 basis points since fiscal 2007. Similarly, the percentage of customers rating our beverage quality as “Excellent” in fiscal 2014 was 81.3%, an increase of 390 basis points compared to fiscal 2011, and an increase of 4,150 basis points since fiscal 2007.

■	Grow our special events usage. The special events portion of our business represented 11.7% of our total revenues in fiscal 2014. We believe our special events business is an important sampling and promotional opportunity for our customers because many customers are experiencing Dave & Buster’s for the first time. We plan to leverage our existing special events sales force and call center to attract new corporate customers. In addition, we introduced online booking for social parties in order to provide additional convenience in booking events for our customers and look to expand its functionality over time.

■	Enhance brand awareness and generate additional visits to our stores through marketing and promotions. We believe offering new items from each of the “Eat Drink Play and Watch” pillars will keep the brand relevant to customers and drive traffic and frequency. We have identified five key promotional periods throughout the year when we feature this “New News” in national advertising. To increase national awareness of our brand, we plan to continue to invest a significant portion of our marketing expenditures in national cable television and radio advertising focused on promoting our capital investments in new games, D&B Sports and new food and beverage offerings. We also have customized local store marketing programs to increase new visits and repeat visits to individual locations. We will continue to utilize our loyalty program and digital efforts to communicate promotional offers directly to our most passionate brand fans, and we are aggressively optimizing our search engine and social marketing efforts. We also leverage our investments in technology across our marketing platform, including in-store marketing initiatives to drive incremental sales throughout the store.

■	Drive customer frequency through greater digital and mobile connectivity. We believe that there is a significant potential to increase customer frequency by enhancing the in-store and out-of-store customer experience via digital and mobile strategic initiatives as well as through implementing enhanced technology. We intend to leverage our growing loyalty database as well as continue to invest in mobile game systems (game applications for mobile devices, such as smartphones and tablets), second screen sports-watching apps (applications for mobile devices, allowing our customers to enhance their sports-watching experience by, for example, accessing information about the live sporting event being watched or by playing along with the live sporting event) and social games (game applications that allow our customers to play online together, whether competitively or cooperatively) to create customer connections and drive recurring customer visitation.

Expand the Dave & Buster’s Brand Internationally. We believe that in addition to the growth potential that exists in North America, the Dave & Buster’s brand can also have significant appeal in certain international markets. We are currently assessing these opportunities while maintaining a conservative and disciplined approach towards the execution of our international development strategy. As such, we have retained the services of a third-party consultant to assist in identifying and prioritizing potential markets for expansion as well as potential franchise or joint venture partners. Thus far, we have identified our international market priorities and begun the process of identifying potential international partners within select markets. The market priorities were developed based on a specific set of criteria to ensure we expand our brand into the most attractive markets. Our goal is to sign an agreement with our first international partner in fiscal 2015, and we are targeting our first international opening outside of Canada in 2017.

Site Selection

We believe that the location of stores is critical to our long-term success. In 2012, we made strategic additions to our development team to better align our resources with our new store model and growth strategy. The prior experience and relationships of our current development team has enabled us to focus our attention on the most relevant network of real estate brokers, which has given us access to a larger pool of qualified potential store sites. In addition, we believe the more contemporary look of our stores has been one of the key drivers in attracting new developers and building our new store pipeline. We have also improved our site selection, design and approval process. We devote significant time and resources to strategically analyze each prospective market, trade area and site. We continually identify, evaluate and update our database of potential locations for expansion. We have recently conducted extensive demographic and market analyses to determine the key drivers of successful new store performance. We base new site selection on an analytical evaluation of a set of drivers we believe increase the probability of successful, high-volume stores.

Our Store Formats

We have historically operated stores varying in size from 16,000 to 66,000 square feet. In order to optimize sales per square foot and further enhance our store economics, the target size of our future large format stores is expected to be between 30,001 and 45,000 square feet while our small format stores span 25,000 to 30,000 square feet. We may take advantage of local market and economic conditions to open stores that are larger or smaller than this target size.

To facilitate further growth of our brand, we have developed a small store format specifically designed to backfill existing markets and penetrate less densely populated markets. To accomplish this, we have reduced the back-of-house space, and optimized the sales area allocated to billiards and other traditional games in favor of space dedicated to more profitable video and redemption games. We opened our initial new small store format in Tulsa, Oklahoma in January 2009. Since the initial small store format opening, we have subsequently opened twelve additional small store formats, two additional in fiscal 2009, one in fiscal 2010, three in fiscal 2012, two in fiscal 2013, three in fiscal 2014 and one in fiscal 2015. We believe that the small store format will maintain the dynamic customer experience that is the foundation of our brand and allow us flexibility in our site selection process. We also believe that the small store format will allow us to take less capital investment risk per store. As a result, we expect these smaller format stores to achieve returns within our target range and enable us to expand into additional markets. We anticipate that roughly half of our new store openings will be large format and half will be small format.

During 2015 to date, we have opened four large format stores: Pelham Manor (metro New York City), New York (1st Quarter), Euless (Dallas), Texas (1st Quarter), Woburn (Boston), Massachusetts (2nd Quarter) and Edina (Minneapolis), Minnesota (3rd Quarter). We have also opened one small format store in Kentwood (Grand Rapids), Michigan (2nd Quarter).

During 2014, we opened three small format stores: Manchester (Hartford), Connecticut (3rd Quarter), Albuquerque, New Mexico (4th Quarter) and Greenville, South Carolina (4th Quarter). We also opened five large format stores: Westchester, California (1st Quarter), Vernon Hills (Chicago), Illinois (1st Quarter), Panama City Beach, Florida (2nd Quarter), Los Angeles, California (3rd Quarter) and Clackamas (Portland), Oregon (4th Quarter).

During 2013, we opened two small format stores: Syracuse, New York (3rd Quarter) and Cary, North Carolina (4th Quarter). We also opened three large format stores: Virginia Beach, Virginia (2nd quarter), Albany, New York (3rd quarter) and Livonia, Michigan (4th Quarter).

During 2012, we opened three small format stores: Oklahoma City, Oklahoma (1st Quarter), Orland Park (Chicago), Illinois (3rd Quarter) and Boise, Idaho (4th Quarter). We also opened a large format store in Dallas, Texas (4th Quarter), which replaced an existing large format store in the same trade area.

Since fiscal 2010, we have completed major remodel projects at 23 locations as of September 15, 2015 (one in fiscal 2011, nine in fiscal 2012, seven in fiscal 2013, three in fiscal 2014, three in fiscal 2015). Our focus in the remodeling initiative is to introduce D&B Sports and modernize the exteriors, front lobbies, bars, dining areas and “Winner’s Circle.” We have received positive customer feedback related to the remodel projects completed to date.

Our stores generally are located on land that is leased. Our lease terms, including renewal options, generally range from 20 to 40 years. Our leases typically provide for a minimum annual rent plus contingent rent to be determined as a percentage of the applicable store’s annual gross revenues. Fifty-three of our leases include provisions for contingent rent and most have measurement periods that differ from our fiscal year. As of September 15, 2015, only 21 locations had revenues that exceeded their pro-rata contingent rent revenue threshold. Generally, leases are “net leases” that require us to pay our pro rata share of taxes, insurance and maintenance costs.

Marketing, Advertising and Promotion

Our corporate marketing department manages all consumer-focused initiatives for the Dave & Buster’s brand. In order to drive sales and expand our customer base, we focus our efforts in three key areas:

■	Marketing: national advertising, media, promotions, in-store merchandising, pricing, local and digital marketing programs

■	Food and beverage: menu and product development, in-store execution

■	Customer insights: research, brand health and tracking

We spent approximately $29.1 million in marketing efforts in fiscal 2014, $27.5 million in marketing efforts in fiscal 2013 and $28.5 million in fiscal 2012. Our annual marketing expenditures include the cost of national television and radio advertising totaling $20.6 million, $18.6 million and $18.9 million in fiscal years 2014, 2013 and 2012, respectively. We have improved marketing effectiveness through a number of initiatives. Over the last three years, we:

■	refined our marketing strategy to better reach both young adults and families;

■	created new advertising campaigns;

■	invested in menu research and development to differentiate our food offerings from our competition and improve key product attributes (quality, consistency, value and overall customer satisfaction) and execution;

■	developed product/promotional strategies to attract new customers and increase spending/length of stay;

■	leveraged our loyalty database to engage and motivate customers;

■	invested more in our customer loyalty program to create stronger relationships with consumers; and

■	defined a consistent brand identity that reflects our quality, heritage and energy.

To drive traffic and increase visit frequency and average check size, the bulk of our marketing budget is allocated to our national cable television media. To enhance that effort, we also develop:

■	local marketing plans, including radio and out-of-home;

■	in-store promotions and point-of-purchase materials;

■	customer loyalty programs, including promotional and trigger emails; and

■	digital programs, including social, search, website, mobile and display.

We work with external advertising, digital, media and design agencies in the development and execution of these programs.

Special Event Marketing

Our corporate and group sales programs are managed by our sales department, which provides direction, training and support to the special events managers and their teams within each location. They are supported by a Special Events Call Center located at our Corporate Office, targeted print and online media plans, as well as promotional incentives at appropriate times during the year. In addition, we have online booking for social parties in order to provide additional convenience in booking events for our customers.

Operations

Management

The management of our store base is currently divided into eight regions, each of which is overseen by a Regional Operations Manager, Regional Operations Director or Regional Vice President (collectively, “Regional Management”) report to the President and Chief Operating Officer. Our Regional Management oversee seven to fourteen stores each, which we believe enables them to better support the General Managers and achieve sales and profitability targets for each store within their region. In addition, we have one Regional Operations Director whose primary focus is on new store openings.

Our typical store team consists of a General Manager supported by an average of nine additional management positions. There is a defined structure of development and progression of job responsibilities from Area Operations Manager through various positions up to the General Manager role. This structure ensures that an adequate succession plan exists within each store. Each management member handles various departments within the location including responsibility for hourly employees. A typical store employs approximately 140 hourly employees, many of whom work part time. The General Manager and the management team are responsible for the day-to-day operation of that store, including the hiring, training and development of team members, as well as financial and operational performances. Our stores are generally open seven days a week, from 11:30 a.m. to midnight on Sunday through Thursday and 11:30 a.m. to 2:00 a.m. on Friday and Saturday.

Operational Tools and Programs

We utilize a customized food and beverage analysis program that determines the theoretical food and beverage costs for each store and provides additional tools and reports to help us identify opportunities, including waste management. We perform weekly “test drives” on our games to ensure that our amusement offerings are consistent with Dave & Buster’s standards and are operational. Consolidated reporting tools for key drivers of our business exist for our Regional Management to be able to identify and troubleshoot any systemic issues.

Management Information Systems

We utilize a number of proprietary and third-party management information systems. These systems are designed to enable our games’ functionality, improve operating efficiencies, provide us with timely access to financial and marketing data and reduce store and corporate administrative time and expense. We believe our management information systems are sufficient to support our store expansion plans.

Training

We strive to maintain quality and consistency in each of our stores through the careful training and supervision of our team members and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, game playability and maintenance of our stores. We provide all new team members with complete orientation and one-on-one training for their positions to help ensure they are able to meet our high standards. All of our new team members are trained by partnering with a certified trainer to assure that the training and information they receive is complete and accurate. Team members are certified for their positions by passing a series of tests, including alcohol awareness training.

We require our new store managers to complete an eight-week training program that includes front-of-house service, kitchen, amusements and management responsibilities. Newly trained managers are then assigned to their home store where they receive additional training with their General Manager. We place a high priority on our continuing management development programs in order to ensure that qualified managers are available for our future openings. We conduct semi-annual evaluations with each manager to discuss prior performance and future performance goals. We hold an annual General Manager conference in which our General Managers share best practices and also receive an update on our business plan.

When we open a new store, we provide varying levels of training to team members in each position to ensure the smooth and efficient operation of the store from the first day it opens to the public. Prior to opening a new store, our dedicated training and opening team travels to the location to prepare for an intensive two week training program for all team members hired for the new store opening. Part of the training team stays on site during the first week of operation. We believe this additional investment in our new stores is important, because it helps us provide our customers with a quality experience from day one.

After a store has been opened and is operating smoothly, the store managers supervise the training of new team members.

Recruiting and Retention

We seek to hire experienced restaurant managers and team members, and offer competitive wage and benefit programs. Our store managers all participate in a performance based incentive program that is based on sales and profit goals. In addition, our salaried and hourly employees are also eligible to participate in a 401(k) plan, medical/dental/vision insurance plans and receive vacation/paid time off based on tenure.

Food Preparation, Quality Control and Purchasing

We strive to maintain high food quality standards. To ensure our quality standards are met, we negotiate directly with independent producers of food products. We provide detailed quality and yield specifications to suppliers for our purchases. Our systems are designed to protect the safety and quality of our food supply throughout the procurement and preparation process. Within each store, the Kitchen Manager is primarily responsible for ensuring the timely and correct preparation of food products, per the recipes we specify. We provide each of our stores with various tools and training to facilitate these activities.

Foreign Operations

We own and operate one store outside of the United States, in Toronto, Canada. This store generated revenue of approximately $10.6 million USD in fiscal 2014, $10.6 million USD in fiscal 2013 and $11.0 million USD in fiscal 2012 on a 52 week basis, representing approximately 1.4%, 1.7% and 1.8%, respectively, of our consolidated revenue. As of February 1, 2015, less than 1.0% of our long-lived assets were located outside of the United States.

The foreign activities are subject to various risks of doing business in a foreign country, including currency fluctuations, changes in laws and regulations and economic and political stability. We do not believe there is any material risk associated with the Canadian operations or any dependence by the domestic business upon the Canadian operations.

Store-Level Quarterly Fluctuations and Seasonality

We expect seasonality to be a factor in the operation or results of the business in the future with higher first and fourth quarter revenues associated with the spring and year-end holidays. These quarters will continue to be susceptible to the impact of severe weather on customer traffic and sales during that period. Our third quarter, which encompasses the back-to-school fall season, has historically had lower revenues as compared to the other quarters.

Suppliers

The principal goods used by us are redemption game prizes and food and beverage products, which are available from a number of suppliers. We have expanded our contacts with amusement merchandise suppliers through the direct import program, a program in which we purchase “Winner’s Circle” merchandise and certain glassware, plateware and furniture directly from offshore manufacturers. We are a large buyer of traditional and amusement games and as a result believe we receive discounted pricing arrangements. Federal and state health care mandates and mandated increases in the minimum wage and other macro-economic pressures could have the repercussion of increasing expenses, as suppliers may be adversely impacted and seek to pass on higher costs to us.

Competition

The out-of-home entertainment market is highly competitive. We compete for customers’ discretionary entertainment dollars with theme parks, as well as providers of out-of-home entertainment, including localized attraction facilities such as movie theaters, sporting events, bowling alleys, night clubs and restaurants. We also face competition from local establishments that offer entertainment experiences similar to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. Some of these establishments may exist in multiple locations, and we may also face competition on a national basis in the future from other concepts that are similar to ours. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie delivery.

Intellectual Property

We have registered the trademarks Dave & Buster’s®, Power Card®, Eat & Play Combo®, Eat Drink Play® and Eat Drink Play Watch®, and have registered or applied to register certain additional trademarks with the United States Patent and Trademark Office and in various foreign countries. We consider our trade name and our logo to be important features of our operations and seek to actively monitor and protect our interest in this property in the various jurisdictions where we operate. We also have certain trade secrets, such as our recipes, processes, proprietary information and certain software programs that we protect by requiring all of our employees to sign a code of ethics, which includes an agreement to keep trade secrets confidential.

Employees

As of September 15, 2015, we employed 12,055 persons, 200 of whom served at our corporate headquarters, 787 of whom served as management personnel and the remainder of whom were hourly personnel.

None of our employees are covered by collective bargaining agreements and we have never experienced an organized work stoppage, strike or labor dispute. We believe working conditions and compensation packages are competitive with those offered by competitors and consider our relations with our employees to be good.

Legal Proceedings

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business, including intellectual property disputes and miscellaneous premises liability and dram shop claims. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to, or an adverse outcome in any such legal proceedings or claims will not materially affect our business, the consolidated results of our operations or our financial condition.

Properties

As of September 15, 2015, we lease the building or site of all 77 stores. We permanently closed our Bethesda location on August 12, 2014 and our Farmingdale location on February 8, 2015. The following table sets forth the number of stores that are located in each state/country as of September 15, 2015.

LOCATION/MARKET	SQUARE FOOTAGE	LOCATION/MARKET	SQUARE FOOTAGE
Phoenix, AZ	65,000	Cary, NC (Raleigh)	30,000
Tempe, AZ (Phoenix)	50,000	Concord, NC (Charlotte)	53,000
Irvine, CA (Los Angeles)	55,000	Omaha, NE	29,000
Westchester, CA (Los Angeles)	40,000	Albuquerque, NM	25,000
Milpitas, CA (San Jose)	64,000	Albany, NY	33,000
Ontario, CA (Los Angeles)	60,000	Williamsville, NY (Buffalo)	37,000
Orange, CA (Los Angeles)	58,000	Islandia, NY (Long Island)	48,000
Roseville, CA (Sacramento)	17,000	Syracuse, NY	27,000
San Diego, CA	44,000	West Nyack, NY (Palisades)	49,000
Arcadia, CA (Los Angeles)	50,000	New York, NY	33,000
Los Angeles, CA	35,000	Westbury, NY (Long Island)	46,000
Denver, CO	48,000	Pelham Manor, NY (metro New York City)	41,000
Westminster, CO (Denver)	40,000	West Lake, OH (Cleveland)	58,000
Manchester, CT (Hartford)	26,000	Hilliard, OH (Columbus)	38,000
Hollywood, FL (Miami)	58,000	Polaris, OH (Columbus)	17,000
Jacksonville, FL	40,000	Springdale, OH (Cincinnati)	64,000
Orlando, FL	46,000	Oklahoma City, OK	24,000
Miami, FL	60,000	Tulsa, OK	17,000
Panama City Beach, FL	40,000	Clackamas, OR (Portland)	36,000
Marietta, GA (Atlanta)	59,000	Franklin Mills, PA (Philadelphia)	60,000
Duluth, GA (Atlanta)	57,000	Philadelphia, PA	65,000
Lawrenceville, GA (Atlanta)	61,000	Homestead, PA (Pittsburgh)	60,000
Honolulu, HI	44,000	Plymouth Meeting, PA (Philadelphia)	41,000
Boise, ID	25,000	Providence, RI	40,000
Addison, IL (Chicago)	50,000	Greenville, SC	27,000
Chicago, IL	58,000	Nashville, TN	57,000
Orland Park, IL (Chicago)	24,000	Arlington, TX (Dallas)	33,000
Vernon Hills, IL (Chicago)	40,000	Austin, TX	40,000
Indianapolis, IN	33,000	Euless, TX (Dallas)	41,000
Kansas City, KS	49,000	Dallas, TX	45,000
Braintree, MA (Boston)	35,000	Frisco, TX (Dallas)	50,000
Woburn, MA (Boston)	40,000	Houston I, TX	53,000
Hanover, MD (Baltimore)	64,000	Houston II, TX	66,000
Livonia, MI (Detroit)	41,000	San Antonio, TX	50,000
Utica, MI (Detroit)	56,000	Glen Allen, VA (Richmond)	16,000
Kentwood, MI (Grand Rapids)	30,000	Virginia Beach, VA	42,000
Edina, MN (Minneapolis)	41,000	Wauwatosa, WI (Milwaukee)	34,000
Maple Grove, MN (Minneapolis)	32,000	Toronto, Canada	60,000
St. Louis, MO	55,000

All of our stores are located on land that is leased. The contracted lease terms, including renewal options, generally range from 20 to 40 years. Our leases typically provide for a minimum annual rent plus contingent rent to be determined as a percentage of the applicable store’s annual gross revenues. We currently pay contingent rent in 21 of our stores. Generally, leases are “net leases” that require us to pay our pro rata share of taxes, insurance and maintenance costs. Our current store leases in Franklin Mills, Pennsylvania (Philadelphia) and Concord, North Carolina (Charlotte) will expire in 2019 and our store lease in Hanover, Maryland (Baltimore) will expire in 2020, and we do not have any remaining options to extend the lease terms. Our current store lease in Williamsville, New York (Buffalo) will expire in January 2016. We anticipate a third quarter closure and relocation of this store to a new site in the same market which is currently under construction. All of our other leases include renewal options that give us the opportunity to extend the lease terms beyond 2020. Additionally, as of September 15, 2015, we have signed 18 lease agreements for future store openings, including five stores that are under construction.

In addition to our leased stores, we lease a 47,000 square foot office building and 30,000 square foot warehouse facility in Dallas, Texas for use as our corporate headquarters and distribution center. This lease expires in October 2021, with options to renew until October 2041. We also lease a 31,000 square foot warehouse facility in Dallas, Texas for use as additional warehouse space. This lease will expire in January 2019, with options to renew until January 2028.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of September 18, 2015. Executive officers serve at the request of the Board of Directors.

NAME	AGE	POSITION
Stephen M. King	57	Chief Executive Officer and Director
Kevin Bachus	47	Senior Vice President of Entertainment and Games Strategy
Dolf Berle	52	President and Chief Operating Officer
Joe DeProspero	41	Vice President Finance
Sean Gleason	50	Senior Vice President and Chief Marketing Officer
Brian A. Jenkins	53	Senior Vice President and Chief Financial Officer
Margo L. Manning	50	Senior Vice President of Human Resources
Michael J. Metzinger	58	Vice President—Accounting and Controller
John B. Mulleady	54	Senior Vice President of Real Estate and Development
J. Michael Plunkett	64	Senior Vice President of Purchasing and International Operations
Jay L. Tobin	57	Senior Vice President, General Counsel and Secretary
J. Taylor Crandall	61	Director
Michael J. Griffith (1)(2)	58	Director
Jonathan S. Halkyard (1)(2)	50	Director
David A. Jones (4)	66	Director
Alan J. Lacy (1)(3)(7)	61	Chairman of the Board of Directors
Kevin M. Mailender (3)	37	Director
Patricia H. Mueller (1)	52	Director
Kevin M. Sheehan (5)	62	Director
Tyler J. Wolfram (1)(6)	49	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Chair of the Compensation Committee
(5)	Chair of the Audit Committee
(6)	Chair of the Nominating and Corporate Governance Committee
(7)	Lead Independent Director

Set forth below is biographical information regarding our directors and executive officers:

Stephen M. King has served as our Chief Executive Officer and Director since September 2006. From March 2006 until September 2006, Mr. King served as our Senior Vice President and Chief Financial Officer. From 1984 to 2006, he served in various capacities for Carlson Restaurants Worldwide Inc., a company that owns and operates casual dining restaurants worldwide, including Chief Financial Officer, Chief Administrative Officer, Chief Operating Officer and, most recently, as President and Chief Operating Officer of International. Mr. King brings substantial industry, financial and leadership experience to our Board of Directors.

Kevin Bachus has served as our Senior Vice President of Entertainment and Games Strategy since November 2012. Previously, he served as Chief Product Officer of Bebo, Inc., an international social networking site, from September 2010 to November 2012, Executive Vice President and Chief Product Officer of IMO Entertainment LLC, from May 2009 to August 2010, Senior Vice President and Chief Architect of Virrata Games, Inc./PlayDay TV from March 2008 to April 2009, Chief Executive Officer of Uprising Studios from November 2006 to March 2008, Chief Executive Officer of Nival Interactive, Inc. from December 2005 to November 2006, Chief Executive Officer and President of Infinium Labs, Inc. from January 2004 to November 2005, Vice President of Publishing of Capital Entertainment Group, Inc. from October 2001 to September 2003, Director of Third Party Relations-Xbox of Microsoft Corporation from September 1999 to May 2001 and Group Product Manager-DirectX of Microsoft Corporation from June 1997 to September 1999.

Dolf Berle has served as our President and Chief Operating Officer since February 2011. From August 2009 until January 2011, Mr. Berle served as Executive Vice President of Hospitality and Business and Sports Club Division Head for ClubCorp USA, Inc., the largest owner and operator of golf, country club and business clubs. Previously, Mr. Berle served as President of Lucky Strike Entertainment, an upscale chain of bowling alleys, from December 2006 to July 2009 and Chief Operating Officer of House of Blues Entertainment, Inc., a chain of live music venues, from April 2004 to December 2006.

Joe DeProspero has served as our Vice President of Finance since May 2010. Previously, he served as our Assistant Vice President of Finance from August 2006 to May 2010. Mr. DeProspero served as Director of Financial Analysis for Arby’s Restaurant Group, a company that owns and operates quick-serve sandwich restaurants, from 2005 to 2006 and for Carlson Restaurants Worldwide, Inc., a company that owns and operates casual dining restaurants worldwide, from 2001 to 2005.

Sean Gleason has served as our Senior Vice President and Chief Marketing Officer since August 2009. From June 2005 until October 2008, Mr. Gleason was the Senior Vice President of Marketing Communications at Cadbury Schweppes where he led initiatives for brands such as Dr Pepper, 7UP and Snapple. From May 1995 until May 2005, he served in various capacities (most recently as Vice President, Advertising/Media/Brand Identity) at Pizza Hut for Yum! Brands, the world’s largest restaurant company.

Brian A. Jenkins has served as our Senior Vice President and Chief Financial Officer since December 2006. From August 1996 until August 2006, he served in various capacities (most recently as Senior Vice President—Finance) at Six Flags, Inc., an amusement park operator. From March 1990 to August 1996, Mr. Jenkins served in various financial positions (most recently as Vice President of Corporate Planning and Business Development) with FoxMeyer Health Corporation, a wholesale pharmaceutical distributor.

Margo L. Manning has served as our Senior Vice President of Human Resources since November 2010. Previously, she served as our Senior Vice President of Training and Special Events from September 2006 until November 2010, our Vice President of Training and Sales from June 2005 until September 2006 and as Vice President of Management Development from September 2001 until June 2005. From December 1999 until September 2001, she served as our Assistant Vice President of Team Development, and from 1991 until December 1999, she served in various positions of increasing responsibility for us and our predecessors.

Michael J. Metzinger has served as our Vice President—Accounting and Controller since January 2005. From 1986 until January 2005, Mr. Metzinger served in various capacities (most recently as Executive Director—Financial Reporting) at Carlson Restaurants Worldwide, Inc., a company that owns and operates casual dining restaurants worldwide.

John B. Mulleady has served as our Senior Vice President of Real Estate and Development since April 2012. Mr. Mulleady had been Senior Vice President, Director of Real Estate of BJ’s Wholesale Club, Inc. a leading operator of warehouse clubs in the eastern United States, from June 2008 to April 2012. Previously, Mr. Mulleady served as Vice President of Real Estate at Circuit City Stores, Inc., a consumer electronics retailer, from February 2006 to June 2008.

J. Michael Plunkett has served as our Senior Vice President of Purchasing and International Operations since September 2006. Previously, he served as our Senior Vice President—Food, Beverage and Purchasing/Operations Strategy from June 2003 until June 2004 and from January 2006 until September 2006. Mr. Plunkett also served as Senior Vice President of Operations for Jillian’s from June 2004 to January 2006, as Vice President of Kitchen Operations from November 2000 until June 2003, as Vice President of Information Systems from November 1996 until November 2000 and as Vice President and Director of Training from November 1994 until November 1996. From 1982 until November 1994, he served in operating positions of increasing responsibility for us and our predecessors.

Jay L. Tobin has served as our Senior Vice President, General Counsel and Secretary since May 2006. From 1988 to 2005, he served in various capacities (most recently as Senior Vice President and Deputy General Counsel) at Brinker International, Inc., a company that owns and operates casual dining restaurants worldwide.

J. Taylor Crandall is a founding Managing Partner of Oak Hill and has been with the firm and its predecessor entities since 1986. He has senior responsibility for originating, structuring and managing investments in Oak Hill’s Media and Communications sector. Mr. Crandall has also served as Chief Operating Officer of Keystone, Inc., the primary investment vehicle for Robert M. Bass. Prior to joining Oak Hill, Mr. Crandall was Vice President with First National Bank of Boston. Mr. Crandall serves on the Board of Directors of Intermedia.net, Inc. (a privately-held provider of cloud services to small and mid-size businesses), WaveDivision Holdings, LLC (a privately-held, business-class fiber optic and broadband services company), Berlin Packaging (a privately-held, full-service strategic supplier of rigid packaging products), Hilltop Holdings Inc. (the holding company for PlainsCapital Bank, which provides business and consumer banking services in Texas) and Pulsant Limited (a privately-held provider of colocation, managed hosting and cloud computing services in the United Kingdom). Mr. Crandall is the Secretary-Treasurer of the Anne T. and Robert M. Bass Foundation, the Trustee of the Lucille Packard Foundation for Children’s Health and serves on the board of trustees of the Cystic Fibrosis Foundation, The Park City Foundation, Powdr Corporation and the U.S. Ski and Snowboard Team Foundation. Mr. Crandall has served on our Board of Directors since June 2013. Mr. Crandall brings substantial business, financial and leadership experience to our Board of Directors.

Michael J. Griffith has served as Vice Chairman of Activision Blizzard, Inc., a worldwide online, personal computer, console, handheld, and mobile game publisher since March 2010. Previously, Mr. Griffith served as President and Chief Executive Officer of Activision Publishing, Inc. (“Activision”), prior to its merging with Blizzard Entertainment, Inc., from June 2005 to March 2010. Prior to joining Activision, Mr. Griffith served in a number of executive level positions at The Procter & Gamble Company from 1981 to 2005, including President of the Global Beverage Division from 2002 to 2005, Vice President and General Manager of Coffee Products from 1999 to 2002, and Vice President and General Manager of Fabric & Home Care—Japan and Korea and Fabric & Home Care Strategic Planning—Asia from 1997 to 1999. Mr. Griffith has served on our Board of Directors since October 2011. Mr. Griffith brings substantial industry, financial and leadership experience to our Board of Directors.

Jonathan S. Halkyard has served as Chief Financial Officer of Extended Stay America Inc., the largest owner/operator of company branded hotels in North America (“Extended Stay”), since January 2015. From September 2013 to January 2015, Mr. Halkyard served as Chief Operating Officer of Extended Stay. From July 2012 to September 2013, Mr. Halkyard served as Executive Vice President and Chief Financial Officer of NV Energy, Inc., a holding company providing energy services and products in Nevada, and its wholly owned utility subsidiaries, Nevada Power Company and Sierra Pacific Power Company. Mr. Halkyard served as Executive Vice President of Caesars Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.), one of the largest casino entertainment providers in the world (“Caesars”), from July 2005 until May 2012, and Chief Financial Officer from August 2006 until May 2012. Previously, Mr. Halkyard served Caesars as Treasurer from November 2003 through July 2010, Vice President from November 2002 to July 2005, Assistant General Manager-Harrah’s Las Vegas from May 2002 until November 2002 and Vice President and Assistant General Manager-Harrah’s Lake Tahoe from September 2001 to May 2002. Mr. Halkyard has served on our Board of Directors since October 2011. Mr. Halkyard brings substantial industry, financial and leadership experience to our Board of Directors.

David A. Jones serves as a Senior Advisor to the Oak Hill Funds, and has been providing consulting services to the Oak Hill Funds and various portfolio companies since 2008. He also currently serves as a director of Pentair, Ltd. (a diversified company manufacturing valves, fittings and water system, thermal management and equipment protection products) and Earth Fare, Inc. (a chain of organic and natural food markets), and is a trustee emeritus of Union College. From 2005 until 2007, Mr. Jones was the Chairman and Global Chief Executive Officer of Spectrum Brands, Inc., a $4.3 billion publicly traded consumer products company with operations in over 120 countries worldwide and whose brand names include Rayovac, Varta, Remington, Cutter, Tetra and over fifty other major consumer brands. From 1996 to 2005, Mr. Jones was the Chairman and Chief Executive Officer of Rayovac Corporation (the predecessor to Spectrum Brands), a $1.4 billion publicly traded global consumer products company with major product offerings in batteries, lighting, shaving/grooming, personal care, lawn and garden, household insecticide and pet supply product categories. After Mr. Jones was no longer an executive officer of Spectrum Brands, it filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in March 2009 and exited from bankruptcy proceedings in August 2009. In aggregate, Mr. Jones has over 35 years of experience in senior leadership roles at several leading public and private global consumer products companies. Mr. Jones has served on our Board of Directors since June 2010 and serves as Chair of our Compensation Committee. He brings substantial industry, financial and leadership experience to our Board of Directors.

Alan J. Lacy serves as a director of Bristol-Myers Squibb Company (a global biopharmaceutical company). Mr. Lacy is also currently Trustee of Fidelity Funds (a provider of financial management and advisory services). Previously, he served as Senior Advisor to the Oak Hill Funds from 2007-2014. In addition, he was Vice Chairman and Chief Executive Officer of Sears Holdings Corporation, a large broad line retailer, and Chairman and Chief Executive Officer of Sears Roebuck and Co. (“Sears”), a large retail company. Prior to that, Mr. Lacy was employed in a number of executive level positions at major retail and consumer products companies, including Sears, Kraft, Philip Morris and Minnetonka Corporation. Mr. Lacy has served on our Board of Directors since June 2010, serves as Lead Independent Director and has served as Chairman since September 2014. He brings substantial industry, financial and leadership experience to our Board of Directors.

Kevin M. Mailender is a Partner of Oak Hill and has been with the firm since 2002. Mr. Mailender is responsible for originating, structuring and managing investments in the Consumer, Retail and Distribution sectors. He currently serves as a director of The Hillman Companies (a distributor of fasteners, key duplication systems, engraved tags and other hardware items), Inc., Earth Fare, Inc. (a chain of organic and natural food markets) and Berlin Packaging (a privately held, full-service strategic supplier of rigid packaging products). Mr. Mailender has served on our Board of Directors since June 2010 and brings substantial financial, investment and business experience to our Board of Directors.

Patricia H. Mueller has served as Senior Vice President and Chief Marketing Officer of The Home Depot, Inc. (the world’s largest home improvement retailer) since February 2011. Ms. Mueller served as Vice President, Advertising of The Home Depot, Inc. from September 2009 to February 2011. Ms. Mueller also serves on the board of The Home Depot Foundation. Ms. Mueller previously served as Senior Vice President of Marketing and Advertising of The Sports Authority, Inc. from September 2006 to August 2009, Vice President of Advertising of American Signature, Inc. from September 2004 to August 2006 and held senior roles with Value Vision, Inc./ShopNBC from 1999 to 2004, including Senior Vice President TV Sales & Promotions, Senior Vice President Strategic Development and Senior Vice President Marketing & Programming. Ms. Mueller has served on our Board of Directors since April 2015 and serves on our Compensation Committee. She brings substantial marketing, advertising and retail experience to our Board of Directors.

Kevin M. Sheehan serves as the John J. Phelan, Jr. Distinguished Professor in the Robert B. Willumstad School of Business at Adelphi University. Mr. Sheehan served as President of NCL Corporation Ltd., a leading global cruise line operator (“Norwegian”), from August 2010 through January 2015 (and previously from August 2008 through March 2009) and Chief Executive Officer of Norwegian from November 2008 until January 2015. Mr. Sheehan also served as Chief Financial Officer of Norwegian from November 2007 through September 2010. Before joining Norwegian, Mr. Sheehan spent two and one-half years consulting to private equity firms including Cerberus Capital Management LP (2006-2007) and Clayton Dubilier & Rice (2005-2006). From August 2005 to January 2008, Mr. Sheehan served on the faculty of Adelphi University as Distinguished Visiting Professor—Accounting, Finance and Economics. Prior to that, Mr. Sheehan served a nine-year career with Cendant Corporation, most recently serving as Chairman and Chief Executive Officer of its Vehicle Services Division (including global responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express). Mr. Sheehan serves on the Board of Directors, as Chairman of the Audit Committee, and as a member of the Compensation Committee of New Media, Inc. (one of the largest publishers of locally based print and online media in the United States) and serves on the Board of Directors of Bob Evans Farms, Inc. (an owner and operator of full-service restaurants and a leading producer and distributor of refrigerated and frozen foods). Mr. Sheehan has served on our Board of Directors since October 2011 and is the Chair of our Audit Committee. Mr. Sheehan brings substantial investment, financial and business experience to our Board of Directors.

Tyler J. Wolfram is Managing Partner of Oak Hill and has been with the firm since 2001. He has senior responsibility for originating, structuring, and managing investments in Oak Hill’s Consumer, Retail and Distribution sector. He currently serves as a director of The Hillman Companies, Inc. (a distributor of fasteners, key duplication systems, engraved tags and other hardware items), Earth Fare, Inc. (a chain of organic and natural food markets) and Berlin Packaging (a privately-held, full service strategic supplier of rigid packaging products). Mr. Wolfram served as Chairman of our Board of Directors from June 2010 to September 2014, and he brings substantial financial, investment and business experience to our Board of Directors.

2014 Director Compensation

The following table sets forth the information concerning all compensation paid by the Company during fiscal 2014 to our directors.

NAME (1)	FEES EARNED FISCAL 2014 ($) (2)	OPTION AWARDS ($) (3)	TOTAL ($)
Alan J. Lacy	125,000	—	125,000
Kevin M. Sheehan	115,000	—	115,000
David A. Jones	110,000	—	110,000
Michael J. Griffith	100,000	—	100,000
Jonathan S. Halkyard	100,000	—	100,000

(1)	Messrs. King, Crandall, Mailender and Wolfram were omitted from the Director Compensation Table as they do not receive compensation for service on our Board of Directors. Mr. King’s compensation is reflected in “Executive Compensation—2014 Summary Compensation Table.” Ms. Mueller became a member of the Board of Directors during the 2015 fiscal year.

(2)	Reflects the annual stipend received for service on the Board of Directors, as chair of a Board of Directors committee, and as Lead Independent Director during 2014. Board members are also reimbursed for out-of-pocket expenses incurred in connection with their board service. Such reimbursements are not included in this table. There are no other fees earned for service on the Board of Directors.
(3)	As of the end of our 2014 fiscal year, Mr. Jones held 184,936 vested and zero unvested stock options, and Mr. Lacy held 369,873 vested and zero unvested stock options. All of such stock options are exercisable at a price of $4.44 per share and expire on June 1, 2020. Additionally, at the end of our 2014 fiscal year, Messrs. Sheehan, Griffith, and Halkyard each held 23,934 vested and zero unvested stock options. All of such stock options are exercisable at a price of $6.27 per share and expire on December 5, 2022.

The members of our Board of Directors, other than Ms. Mueller and Messrs. Griffith, Halkyard, Jones, Lacy and Sheehan, are not separately compensated for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services. In addition to reimbursement for out-of-pocket expenses incurred in connection with their board service in 2014, Messrs. Griffith, Halkyard, Jones, Lacy and Sheehan received an annual stipend of $100,000 per year for serving as members of our Board of Directors. Mr. Jones received an additional annual stipend of $10,000 for serving as Chair of our Compensation Committee. Mr. Lacy received an additional annual stipend of $25,000 for serving as our Lead Independent Director. Mr. Sheehan received an additional annual stipend of $15,000 for serving as Chair of our Audit Committee. Each of Messrs. Griffith, Halkyard, Jones, Lacy and Sheehan participate in the 2010 Stock Incentive Plan and each of Ms. Mueller and Messrs. Griffith, Halkyard, Jones, Lacy and Sheehan participate in the 2014 Stock Incentive Plan.

Effective February 2, 2015, the members of the Board of Directors other than our employees or employees of Oak Hill or the Oak Hill Funds are compensated for their services as directors, through a stipend of $14,375 per quarter in cash, annual stock option grants with a value of $57,500, annual restricted stock unit grants with a value of $57,500, and reimbursement for out-of-pocket expenses incurred in connection with rendering such services for so long as they serve as directors. The Lead Independent Director in lieu of the stipend set forth above, will receive a stipend of $21,250 per quarter in cash. The chairman of the Audit Committee will receive an annual stipend of $17,500 in cash, the chairman of the Compensation Committee will receive an annual stipend of $12,500 in cash and the chairman of the Nominating and Corporate Governance Committee will receive an annual stipend of $7,500 in cash.

Stock Ownership Guidelines

We believe that, to align the long-term financial interests of our independent directors with those of our stockholders, our directors should hold a financial stake in us. Our Board of Directors adopted a policy in September 2014 requiring our independent directors to own our stock equal to a minimum of five times such director’s annual cash retainer, as well as other requirements for certain executive officers (the “Stock Ownership Guidelines”). The Stock Ownership Guidelines provide that our independent directors have five years from the date of the IPO or, with respect to newly elected independent directors, five years from the date of their appointment, to comply with the Stock Ownership Guidelines. For the purposes of such Stock Ownership Guidelines with respect to independent directors, stock includes (i) directly held shares of our common stock, (ii) vested and unexercised stock options, (iii) time-based restricted stock and (iv) stock beneficially owned in a trust.

Director Independence

Our Board of Directors currently consists of ten members. Our Board of Directors has affirmatively determined that all of our directors other than our Chief Executive Officer are independent directors under the applicable rules of NASDAQ. In addition, our Board of Directors has affirmatively determined that each member of the Audit Committee, Messrs. Griffith, Halkyard and Sheehan, satisfies the independence requirements for members of an audit committee as set forth in Rule 10A-3(b)(1).

Corporate Governance

The Board of Directors met four times in fiscal 2014, including regular and special meetings. During this period, no individual director, from the date they became a board member, attended fewer than 75% of the aggregate of (1) the total number of meetings of the Board of Directors and (2) the total number of meetings held by all committees on which such director served.

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The charters for each of these committees are posted on our website at http://ir.daveandbusters.com/governance.cfm.

The Audit Committee, comprised of Messrs. Griffith, Halkyard and Sheehan, and chaired by Mr. Sheehan, recommends to the Board of Directors the appointment of the Company’s independent auditors, reviews and approves the scope of the annual audits of the Company’s financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the independent auditors and periodically reviews major accounting policies. It operates pursuant to a charter that was adopted in October 2014. The Audit Committee held one meeting during fiscal 2014. Prior to the IPO, Audit Committee activities were handled by the Audit Committee of our subsidiary, D&B Inc. In addition, the Board of Directors has determined that each of the members of the Audit Committee is qualified as a “financial expert” under the provisions of Sarbanes-Oxley and the rules and regulations of the SEC.

The Compensation Committee comprised of Ms. Mueller and Messrs. Griffith, Halkyard, Jones, Lacy and Wolfram, and chaired by Mr. Jones, reviews the Company’s compensation philosophy and strategy, administers incentive compensation and stock option plans, reviews the Chief Executive Officer’s performance and compensation, reviews recommendations on compensation of other executive officers, and reviews other special compensation matters, such as executive employment agreements. The Compensation Committee formed a subcommittee, the Plan Subcommittee, comprised of Ms. Mueller and Messrs. Griffith and Halkyard, to administer and make awards under our performance or incentive based plans and stock option or equity-based compensation plans. The Compensation Committee operates pursuant to a charter that was adopted in October 2014. The Compensation Committee held one meeting during fiscal 2014. Prior to the IPO, Compensation Committee activities were handled by the Compensation Committee of our subsidiary, D&B Inc.

In connection with the IPO, we established a Nominating and Corporate Governance Committee, comprised of Messrs. Lacy, Mailender and Wolfram, and chaired by Mr. Wolfram, which identifies and recommends the individuals qualified to be nominated for election to the Board of Directors, recommends the member of the Board of Directors qualified to be nominated for election as its Chairperson, recommends the members and chairperson for each committee of the Board of Directors, periodically reviews and assesses our Corporate Governance Guidelines and Principles and Code of Business Conduct and Ethics and oversees the annual self-evaluation of the performance of the Board of Directors and the annual evaluation of the performance of our management. The Nominating and Corporate Governance Committee operates pursuant to a charter that was adopted in October 2014, The Oak Hill Funds have the right to nominate the members of the Nominating and Corporate Governance Committee, up to a number of nominees not to exceed the number of directors designated by the Oak Hill Funds on the Board of Directors, and the remaining members will be nominated by the Board of Directors. For so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) own 20% or more of the voting power of the outstanding shares of our common stock, the Nominating and Corporate Governance Committee shall consist of no more than three members. The Nominating and Corporate Governance Committee did not meet in 2014.

The entire Board of Directors is engaged in risk management oversight. At the present time, the Board of Directors has not established a separate committee to facilitate its risk oversight responsibilities. The Board of Directors will continue to monitor and assess whether such a committee would be appropriate. The Audit Committee assists the Board of Directors in its oversight of our risk management and the process established to identify, measure, monitor, and manage risks, in particular major financial risks. The Board of Directors receives regular reports from management, as well as from the Audit Committee, regarding relevant risks and the actions taken by management to adequately address those risks.

Our board leadership structure separates the Chairman and Chief Executive Officer roles into two positions. We established this leadership structure based on our ownership structure and other relevant factors. The Chief Executive Officer is responsible for our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the Chief Executive Officer and presides over meetings of the Board of Directors. We believe that this structure is appropriate under current circumstances, because it allows management to make the operating decisions necessary to manage the business, while helping to keep a measure of independence between the oversight function of our Board of Directors and operating decisions.

Code of Business Ethics and Whistle Blower Policy

In October 2014, the Board of Directors adopted a revised Code of Business Conduct and Ethics applicable to our directors, officers and other employees. The Code of Business Conduct and Ethics is available on our website at http://ir.daveandbusters.com/governance.cfm. We intend to post any material amendments or waivers of our Code of Business Conduct and Ethics that apply to our executive officers on this website. In addition, our Whistle Blower Policy (adopted by our Board of Directors in October 2014) is available on our website at http://ir.daveandbusters.com/governance.cfm.

Communications with the Board of Directors

If stockholders wish to communicate with the Board of Directors or with an individual director, they may direct such communications in care of the General Counsel, 2481 Mañana Drive, Dallas, Texas 75220. The communication must be clearly addressed to the Board of Directors or to a specific director. The Board of Directors has instructed the General Counsel to review and forward any such correspondence to the appropriate person or persons for response.

Compensation Committee Interlocks and Insider Participation

During 2014, the members of our Compensation Committee were Messrs. Griffith, Jones, Lacy, Halkyard and Wolfram. Mr. Jones is a Senior Advisor to the Oak Hill Funds and Mr. Lacy served as a Senior Advisor to the Oak Hill Funds until December 2014. Mr. Wolfram is a partner at Oak Hill.

We reimburse the Oak Hill Funds and their affiliates for certain costs and expenses pursuant to a stockholders’ agreement entered into in connection with the IPO. See “Certain Relationships and Related Transactions—Stockholders’ Agreement.”

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our Compensation Committee or any of our directors is an executive officer.

EXECUTIVE COMPENSATION

All share numbers, stock options and option exercise prices in this section have been updated to give effect to the 224.9835679 for 1 stock split that occurred in connection with the IPO.

The Compensation Committee of our Board of Directors is responsible for establishing the compensation philosophy and ensuring each element of the compensation program encourages high levels of performance among the executive officers and positions the Company for growth. The Compensation Committee ensures our compensation program is fair, competitive, and closely aligns the interests of our executive officers with the Company’s short and long-term business objectives. Through a strategic combination of base pay, cash-based short-term incentive plans, and an equity-based long-term incentive plan, our Compensation Committee strives to reward executive officers for meeting certain strategic objectives and increasing shareholder value.

This section describes our compensation program for our named executive officers (“NEOs”) for fiscal 2014. Our named executive officers are:

■	Stephen M. King—Chief Executive Officer

■	Dolf Berle—President and Chief Operating Officer

■	Brian A. Jenkins—Senior Vice President and Chief Financial Officer

2014 Summary Compensation Table

The following table sets forth information concerning all compensation that we paid or accrued during fiscal 2014, fiscal 2013 and fiscal 2012 to or for each person serving as an NEO at the end of fiscal 2014.

NAME AND PRINCIPAL POSITION	YEAR	SALARY (2) ($)	BONUS ($)	OPTION AWARDS (3) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION (4) ($)	TOTAL ($)
Stephen M. King	2014	676,250	—	1,560,000	1,107,808	35,053	3,379,111
(CEO)	2013	646,250	—	—	556,926	39,709	1,242,885
	2012	622,308	—	—	939,283	45,822	1,607,413
Dolf Berle	2014	406,875	—	632,000	573,408	17,731	1,630,014
(President and COO)	2013	391,250	—	—	294,951	16,767	702,968
	2012	378,135	—	—	497,618	15,279	891,032
Brian A. Jenkins (1)	2014	376,875	—	517,000	456,386	32,126	1,382,387
(SVP and CFO)	2013	363,933	—	—	233,972	34,030	631,935
	2012	351,115	13,596	—	396,260	35,738	796,709

(1)	In fiscal 2012, Mr. Jenkins received a project bonus outside of the executive incentive plan. This bonus amount was recommended by Mr. King and approved by the Compensation Committee prior to payment.

(2)	The following salary deferrals were made under the Select Executive Retirement Plan (the “SERP”) in 2014: Mr. King, $40,575 and Mr. Jenkins, $37,687.

(3)	Amounts in this column reflect the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of valuation of options granted in 2014 appear in Note 1 in the accompanying consolidated financial statements for the year ended February 1, 2015.

(4)	The following table sets forth the components of “All Other Compensation:”

NAME	YEAR	CAR ALLOWANCE ($)	FINANCIAL PLANNING/ LEGAL FEES ($)	CLUB DUES ($)	COMPANY CONTRIBUTIONS TO RETIREMENT & 401(K) PLANS ($)		TOTAL ($)
Stephen M. King	2014	10,000	1,430	3,120	20,503	(a)	35,053
	2013	10,000	1,544	3,120	25,045		39,709
	2012	10,192	5,000	3,180	27,450		45,822
Dolf Berle	2014	10,000	2,066	3,120	2,545	(a)	17,731
	2013	10,000	1,809	3,120	1,838		16,767
	2012	10,192	—	3,180	1,907		15,279
Brian A. Jenkins	2014	10,000	5,000	3,120	14,006	(a)	32,126
	2013	10,000	5,000	3,120	15,910		34,030
	2012	10,192	5,000	3,180	17,366		35,738

(a)	2014 amounts include Company contributions to the 401(k) and SERP that were based on the Company’s performance during the 2014 fiscal year and accrued as of February 1, 2015, although such contributions were not made until the 2015 fiscal year. Amounts also include the Company’s fixed contributions to the 401(k) plan and SERP that were made during the 2014 fiscal year.

Outstanding Equity Awards at Fiscal Year-End 2014

NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS(#)				OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
	EXERCISABLE		UNEXERCISABLE
Stephen M. King	—		184,615	(3)	16.00	10/9/2024
	793,742	(1)	56,696	(2)	4.44	6/1/2020
Dolf Berle	—		74,793	(3)	16.00	10/9/2024
	475,571	(1)	73,165	(2)	4.44	3/23/2021
Brian A. Jenkins	—		61,183	(3)	16.00	10/9/2024
	414,059	(1)	29,608	(2)	4.44	6/1/2020

(1)	These options represent (a) the vested portion of service-based options and (b) vested performance-based options granted under the 2010 Stock Incentive Plan. Service-based options granted to Mr. King and Mr. Jenkins vest ratably over a five-year period, commencing on June 1, 2011, the first anniversary of the date of grant. Service-based options granted to Mr. Berle vest ratably over a five-year period commencing on February 14, 2012, the first anniversary of Mr. Berle’s date of hire.

(2)	These options represent the unvested service-based options granted under the 2010 Stock Incentive Plan. These options will vest as described in (1) above.

(3)	These options represent the unvested service-based options granted under the 2014 Stock Incentive Plan. Half of these options will vest on October 9, 2017 and the other half will vest on October 9, 2018.

Equity Compensation Plan Information

The following table sets forth information concerning the shares of common stock that may be issued upon exercise of options under the 2010 Stock Incentive Plan and the 2014 Stock Incentive Plan as of February 1, 2015:

EQUITY COMPENSATION PLANS APPROVED BY SECURITY HOLDERS	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED- AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS
2010 Stock Incentive Plan	3,994,048	$4.82	—
2014 Stock Incentive Plan	444,969	$16.00	2,655,031

Total plans	4,439,017	$5.94	2,655,031

2014 Nonqualified Deferred Compensation

The SERP is a defined contribution plan designed to permit a select group of management or highly compensated employees to set aside base salary on a pre-tax basis. The SERP has a variety of investment options similar in type to our 401(k) plan. Any employer contributions to a participant’s account vest in equal portions over a five-year period, and become immediately vested upon termination of a participant’s employment on or after age 65 or by reason of the participant’s death or disability, and upon a change of control (as defined in the SERP). Pursuant to Section 409A of the Code, however, such distribution cannot be made to certain employees of a publicly traded corporation before the earlier of six months following the employee’s termination date or the death of the employee. Withdrawals from the SERP may be permitted in the event of an unforeseeable emergency.

Employment Agreements

We have entered into employment agreements with our NEOs to reflect the then current compensation arrangements of each of the NEOs and to include additional restrictive covenants, including a one-year non-competition provision and a two-year non-solicitation and non-hire provision. The employment agreement for each NEO provides for an initial term of two years, subject to automatic one-year renewals unless terminated earlier by the NEO or us. Under the terms of the employment agreements, each NEO is entitled to a minimum base salary and may receive an annual salary increase commensurate with such officer’s performance during the year, as determined by the Board of Directors of Dave & Buster’s Management Corporation, Inc. Our NEOs are also entitled to participate in the 2014 Stock Incentive Plan and in any profit sharing, qualified and nonqualified retirement plans and any health, life, accident, disability insurance, sick leave, supplemental medical reimbursement insurance, or benefit plans or programs as we may choose to make available now or in the future. NEOs also receive an annual perquisite allowance. In addition, the employment agreements contain provisions providing for severance payments and continuation of benefits under certain circumstances including termination by us without Cause (as defined in the employment agreement), upon execution of a general release of claims in favor of us. Each employment agreement also contains a confidentiality and non-competition covenant.

Potential Payments Upon Termination or Change of Control

The following is a discussion of the rights of the NEOs under the 2010 Stock Incentive Plan, the 2014 Stock Incentive Plan and the employment agreements with the NEOs following a termination of employment or change of control.

2010 Stock Incentive Plan

Pursuant to the 2010 Stock Incentive Plan, certain vested stock options shall terminate on the earliest of (a) the day on which the executive officer is no longer employed by us due to the termination of such employment for cause,

(b) the thirty-first day following the date the executive officer is no longer employed by us due to the termination of such employment upon notice to us by the executive officer without good reason having been shown, (c) the 366th day following the date the executive officer is no longer employed by us by reason of death, disability, or due to the termination of such employment (i) by the executive officer for good reason having been shown or (ii) by us for reason other than for cause, or (d) the tenth anniversary of the date of grant. Subject to the provisions of the immediately following sentence, all options that are not vested and exercisable on the date of termination of employment shall immediately terminate and expire on such termination date. Following the adoption of the 2014 Stock Incentive Plan in connection with the IPO, no further grants of stock options, stock appreciation rights, restricted stock, or other stock-based awards, or cash-based awards have been or will be made pursuant to the 2010 Stock Incentive Plan.

2014 Stock Incentive Plan

Pursuant to grants previously made under the 2014 Stock Incentive Plan, all stock options will terminate on the day on which the executive officer is no longer employed by us due to the termination of such employment for cause. Due to a termination of employment caused by reason of death or disability of the executive officer, any unvested portion of stock options shall immediately become vested and all vested options shall remain exercisable until the earlier of (a) one year following the date of death or disability and (b) the expiration of the option term. Upon the termination of employment by reason of retirement (defined as termination of employment other than for cause, after obtaining (i) age 60 and completing ten years of continued service with the Company or (ii) age 65), the unvested portion of the stock option shall continue to vest on each remaining vesting date and the vested portion of the stock option shall remain exercisable until the expiration of the option term. Upon the termination of employment for any reason other than those described above, any unvested portion of the option shall immediately terminate and be forfeited without consideration and the vested stock options shall remain exercisable until the earlier of (x) 90 days following such termination of employment and (y) the expiration of the option term. Future award agreements will specify the effect of a holder’s termination of employment, including the extent to which equity grants will be forfeited and the extent to which awards requiring exercise will remain exercisable. Such provisions will be determined in the sole discretion of the Compensation Committee.

If there is a change of control of the Company, then, unless prohibited by law, the Compensation Committee is authorized (but not obligated) to make adjustments to the terms and conditions of outstanding awards, including, without limitation, continuation or assumption of outstanding awards; substitution of new awards with substantially the same terms as outstanding awards; accelerated exercisability, vesting and/or lapse of restrictions for outstanding awards immediately prior to the occurrence of such event; upon written notice, provision that any outstanding awards must be exercised, to the extent then exercisable, during a specified period determined by the Compensation Committee (contingent upon the consummation of the change of control), following which unexercised awards shall terminate; and cancellation of all or any portion of outstanding awards for fair market value (which may be the intrinsic value of an option or SAR and may be zero); and cancellation of all or any portion of outstanding awards for fair value (as determined in the sole discretion of the Compensation Committee and which may be zero).

Under the 2014 Stock Incentive Plan, a change of control generally is triggered by the occurrence of any of the following: (i) an acquisition of 30% or more of the outstanding shares or the voting power of the outstanding securities generally entitled to vote in the election of directors; (ii) with certain exceptions, individuals on the Board of Directors on the date of effectiveness of the plan cease to constitute a majority of the Board of Directors; (iii) consummation of a reorganization, merger, amalgamation, statutory share exchange, consolidation or like event to which the Company is a party or a sale or disposition of all or substantially all of the Company’s assets, unless the Company’s stockholders continue to own more than 50% of the outstanding voting securities, no person beneficially owns 30% or more of the outstanding securities of the Company and at least a majority of the members of the Board of Directors after such event were members of the Board of Directors prior to the event; or (iv) a complete liquidation or dissolution of the Company.

Employment Agreements

Deferred Compensation. All contributions made by an executive officer to a deferred compensation account, and all vested portions of our contributions to such deferred compensation account, shall be disbursed to the executive officer upon termination of employment for any reason. Currently, only Messrs. King and Jenkins have made contributions to a deferred compensation account.

Resignation. If an executive officer resigns from employment with us, such officer is not eligible for any further payments of salary, bonus, or benefits and such officer shall only be entitled to receive that compensation which has been earned by the officer through the date of termination.

Involuntary Termination Not for Cause. In the event of involuntary termination of employment other than for Cause (as defined in the employment agreements), an executive officer would be entitled to 12 months of severance pay at such officer’s then-current base salary, the pro rata portion of the annual bonus, if any, earned by the officer for the then-current fiscal year, 12 months continuation of such officer’s perquisite allowance, and monthly payments for a period of six months equal to the monthly premium required by such officers to maintain health insurance benefits provided by our group health insurance plan, in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985.

Termination for Cause. In the event of termination for Cause, the officer is not eligible for any further payments of salary, bonus, or benefits and shall be only entitled to receive that compensation which has been earned by the officer through the date of termination.

Termination for Good Reason. In the event the employee chooses to terminate his or her employment for reasons such as material breach of the employment agreement by us, relocation of the office where the officer performs his or her duties, assignment to the officer of any duties, authority, or responsibilities that are materially inconsistent with such officer’s position, authority, duties or responsibilities or other similar actions, such officer shall be entitled to the same benefits described above under “—Involuntary Termination Not for Cause.”

Death or Disability. The benefits to which an officer (or such officer’s estate or representative) would be entitled in the event of death or disability are as described above under “—Involuntary Termination Not for Cause.” However, the amount of salary paid to any such disabled officer shall be reduced by any income replacement benefits received from the disability insurance we provide.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by (a) all persons known by us to beneficially own more than 5% of our common stock, (b) each present director, (c) the named executive officers, (d) all executive officers and directors as a group as of the date of this prospectus and (e) any additional selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 41,134,602 shares of our common stock outstanding as of September 15, 2015. We have based our calculation of the percentage of beneficial ownership after this offering on 41,450,014 shares of our common stock outstanding immediately after the completion of this offering, which gives effect to the Concurrent Option Exercise (see “Summary—The Offering”) but assumes no exercise of the underwriters’ option to purchase 900,000 additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of this offering to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. For more information, see “Executive Compensation.” Unless otherwise noted, the address of each beneficial owner is Dave & Buster’s Entertainment, Inc., 2481 Mañana Drive, Dallas, Texas 75220.

					SHARES BENEFICIALLY OWNED AFTER THIS OFFERING
	SHARES BENEFICIALLY OWNED BEFORE OFFERING			SHARES SUBJECT TO UNDERWRITERS’ OPTION	ASSUMING THE UNDERWRITERS’ OPTION IS NOT EXERCISED		ASSUMING THE UNDERWRITERS’ OPTION IS EXERCISED IN FULL
	NUMBER OF SHARES	PERCENTAGE	SHARES OFFERED		NUMBER OF SHARES	PERCENTAGE	NUMBER OF SHARES	PERCENTAGE
5% Stockholders
Oak Hill Capital Partners III, L.P. (1)	15,960,453	38.8%	5,465,097	819,763	10,495,356	25.3%	9,675,593	23.3%
Oak Hill Capital Management Partners III, L.P. (1)	524,179	1.3%	179,487	26,923	344,692	*	317,769	*
Directors
Stephen M. King (2)	691,782	1.7%	65,217	9,783	626,565	1.5%	616,782	1.5%
J. Taylor Crandall	—	—	—	—	—	—	—	—
Michael J. Griffith (3)	41,882	*	—	—	41,882	*	41,882	*
Jonathan S. Halkyard (4)	52,807	*	5,000	750	47,807	*	47,057	*
David A. Jones (5)	211,726	*	65,121	9,768	146,605	*	136,837	*
Alan J. Lacy (6)	340,904	*	—	—	340,904	*	340,904	*
Kevin M. Mailender	—	—	—	—	—	—	—	—
Patricia H. Mueller	—	—	—	—	—	—	—	—
Kevin M. Sheehan (7)	73,695	*	—	—	73,695	*	73,695	*
Tyler J. Wolfram	—	—	—	—	—	—	—	—
Named Executive Officers (8)
Dolf Berle (9)	283,971	*	20,000	3,000	263,971	*	260,971	*
Brian A. Jenkins (10)	327,059	*	40,000	6,000	287,059	*	281,059	*
All Executive Officers and Directors as a Group (20 Persons) (11)	2,777,927	6.4%			2,486,259	5.7%	2,442,508	5.6%
Additional Selling Stockholders (12)
Gregory Clore(13)	24,283	*	2,000	300	22,283	*	21,983	*
Edward Forler(14)	75,708	*	23,285	3,493	52,423	*	48,930	*
Sean Gleason(15)	149,331	*	33,330	5,000	116,001	*	111,001	*
Joe Jackman(16)	116,609	*	35,865	5,380	80,744	*	75,364	*
Margo Manning(17)	180,441	*	30,000	4,500	150,441	*	145,941	*
John B. Mulleady(18)	65,159	*	8,000	1,200	57,159	*	55,959	*
April Spearman(19)	15,244	*	2,598	390	12,646	*	12,256	*
Jay L. Tobin(20)	220,007	*	25,000	3,750	195,007	*	191,257	*

			6,000,000	900,000

*	Less than 1%
(1)	The business address of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds”) is 201 Main Street, Suite 1018, Fort Worth, Texas 76102. OHCP MGP III, Ltd. is the sole general partner of OHCP MGP Partners III, L.P., which is the sole general partner of OHCP GenPar III, L.P., which is the sole general partner of each of the Oak Hill Funds. OHCP MGP III, Ltd. exercises voting and dispositive control over the shares held by each of the Oak Hill Funds. Investment and voting decisions with regard to the shares of the Company’s common stock owned by the Oak Hill Funds are made by an Investment Committee of the Board of Directors of OHCP MGP III, Ltd. The members of the Board of Directors are J. Taylor Crandall, Steven B. Gruber, Denis J. Nayden and Tyler J. Wolfram. Each of these individuals disclaims beneficial ownership of the shares owned by the Oak Hill Funds.

(2)	Shares reflected as owned in the table include 1 share owned by Mr. King and 358,735 shares issuable pursuant to outstanding stock options held by Mr. King that are exercisable within 60 days of September 15, 2015. Shares reflected in the table also include 333,046 stock options held by the Stephen and Shauna King Investment Partnership LP (the “Investment Partnership”) that are exercisable within 60 days of September 15, 2015. Stephen and Shauna King Investment Partnership GenPar LLC (“GenPar”) is the general partner of the Investment Partnership. Currently, Mr. King is the sole member of GenPar and has sole voting and investment power over all of the options held by the Investment Partnership.
(3)	Shares reflected in the table Include 17,948 shares owned by the 2014 Griffith Family Trust Dated October 20, 2014 (the “Family Trust”). Currently, Mr. Griffith has sole voting and investment power over all of the shares owned by the Family Trust. Shares reflected in the table also include 23,934 shares issuable pursuant to outstanding stock options held by Mr. Griffith that are exercisable within 60 days of September 15, 2015.
(4)	Shares reflected in the table include 23,934 shares issuable pursuant to outstanding stock options held by Mr. Halkyard that are exercisable within 60 days of September 15, 2015.
(5)	Shares reflected in the table include 1,786 shares owned by each of David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Madeline Grace Stephens, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Jackson Davis Stephens, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Dillon Avery Jones, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Madison Alena Jones, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO William Rhys Smith, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Turner Clark Smith, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Davis Alan Kindle, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Tyler James Kindle, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Antonio Acosta III, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Hannah Jewel Jones Scherer, Brenton Alan Kindle, Brooke Nicole Kindle Stephens, Leslie Ann Jones Acosta, Jeffrey David Jones and Dana Michele Jones Smith. Shares reflected as offered in the table include 40,117 by Mr. Jones (49,885 assuming the underwriters exercise their option in full) 1,786 shares by each of David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Madeline Grace Stephens, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Jackson Davis Stephens, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Dillon Avery Jones, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Madison Alena Jones, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO William Rhys Smith, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Turner Clark Smith, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Davis Alan Kindle, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Tyler James Kindle, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Antonio Acosta III, David A. Jones 2013 Grandchildren’s Trust UA 6/30/2013 FBO Hannah Jewel Jones Scherer, Brenton Alan Kindle, Leslie Ann Jones Acosta and Dana Michele Jones Smith and 893 shares by each of Brooke Nicole Kindle Stephens and Jeffrey David Jones. Currently, Mr. Jones has sole voting and investment power over all of the shares pursuant to a voting trust agreement and irrevocable proxies executed by the trustees of each trust on behalf of the ten trust beneficiaries and the individual owners of the shares. Shares reflected in the table also include 184,936 shares issuable pursuant to outstanding stock options held by Mr. Jones that are exercisable within 60 days of September 15, 2015.
(6)	Shares reflected in the table include 172,166 shares issuable pursuant to outstanding stock options held by Mr. Lacy that are exercisable within 60 days of September 15, 2015.
(7)	Shares reflected in the table include 23,934 shares issuable pursuant to outstanding stock options held by Mr. Sheehan that are exercisable within 60 days of September 15, 2015.
(8)	In addition to Mr. King who serves as a director.
(9)	Shares reflected in the table include 283,970 shares issuable pursuant to outstanding stock options held by Mr. Berle that are exercisable within 60 days of September 15, 2015.
(10)	Shares reflected in the table include 1 share owned by Mr. Jenkins. Shares reflected as owned in the table include 327,058 stock options held by LTD Partners, LP (the “Jenkins Partnership”) that are exercisable within 60 days of September 15, 2015. LTD Partners Genpar, LLC (the “Jenkins Genpar”) is the general partner of the Jenkins Partnership. Currently, Mr. Jenkins is the sole member of the Jenkins Genpar and has sole voting and investment power over all of the options held by the Jenkins Partnership.
(11)	Shares reflected in the table include a total of 2,347,280 shares issuable pursuant to outstanding stock options held by our Executive Officers and Directors as a group that are exercisable within 60 days of September 15, 2015.
(12)	The additional selling stockholders are employees of the Company, with the exception of Mr. Jackman, who is a consultant of the Company.
(13)	Shares reflected in the table include a total of 23,898 shares issuable pursuant to outstanding stock options held by Mr. Clore that are exercisable within 60 days of September 15, 2015.
(14)	Shares reflected in the table include a total of 63,494 shares issuable pursuant to outstanding stock options held by Mr. Forler that are exercisable within 60 days of September 15, 2015.
(15)	Shares reflected in the table include a total of 149,330 shares issuable pursuant to outstanding stock options held by Mr. Gleason that are exercisable within 60 days of September 15, 2015.
(16)	Shares reflected in the table include a total of 116,609 shares issuable pursuant to outstanding stock options held by Mr. Jackman that are exercisable within 60 days of September 15, 2015.
(17)	Shares reflected in the table include a total of 180,440 shares issuable pursuant to outstanding stock options held by Ms. Manning that are exercisable within 60 days of September 15, 2015.
(18)	Shares reflected in the table include a total of 65,158 shares issuable pursuant to outstanding stock options held by Mr. Mulleady that are exercisable within 60 days of September 15, 2015.
(19)	Shares reflected in the table include a total of 15,243 shares issuable pursuant to outstanding stock options held by Ms. Spearman that are exercisable within 60 days of September 15, 2015.
(20)	Shares reflected in the table include a total of 106,436 shares issuable pursuant to outstanding stock options held by Mr. Tobin that are exercisable within 60 days of September 15, 2015.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The share numbers and related strike prices set forth in this section other than as set forth under “—IPO Option Grants” give effect to the 224.9835679 for 1 stock split that occurred in connection with our IPO.

Relationship with Oak Hill

Our directors, J. Taylor Crandall, Kevin M. Mailender and Tyler J. Wolfram, are Partners of Oak Hill. Our director David A. Jones is a Senior Advisor to the Oak Hill Funds and our director Alan J. Lacy served as a Senior Advisor to the Oak Hill Funds until December 2014.

Sale of Common Stock and Exercise of Options

On January 6, 2014, William J. Robertson, a former member of management, exercised his option for 17,999 shares at a strike price of $4.44. We issued new shares in satisfaction of this exercise. Proceeds from the exercise were allocated to D&B Inc in anticipation of future expenses.

Stockholders’ Agreement

In connection with the IPO, we and the Oak Hill Funds entered into a stockholders’ agreement. Our Board of Directors currently has ten directors. The stockholders’ agreement provides that the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, are entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds are entitled to designate one director designee to serve on the Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees is determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership interest in our Company multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees are currently J. Taylor Crandall, Kevin M. Mailender and Tyler J. Wolfram.

Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement also provides that the Oak Hill Funds are entitled to nominate the members of the Nominating and Corporate Governance Committee up to a number of nominees not to exceed the number of directors designated by the Oak Hill Funds on the Board of Directors, and the remaining members will be nominated by the Board of Directors. For so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) own 20% or more of the voting power of the outstanding shares of our common stock, the Nominating and Corporate Governance Committee shall consist of no more than three members. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, will consist of at least one member designated by the Oak Hill Funds. The stockholders’ agreement also provides that the Oak Hill Funds and their affiliates will be reimbursed for costs and out of pocket expenses incurred in connection with (i) counsel retained by the Oak Hill Funds to advise its nominees and/or us in connection with matters related to or arising out of meetings of the Board of Directors (or committees thereof) or otherwise raised by management, (ii) any review, amendment or enforcement of the stockholders’ agreement, (iii) the agreements entered into in connection with the IPO and transactions contemplated thereby and (iv) any of our regulatory filings involving the Oak Hill Funds or its affiliates. In furtherance of our amended and restated certificate of incorporation, the stockholders’ agreement provides that the Oak Hill Funds and their affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to Oak Hill Funds or their respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that neither the Oak Hill Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our Company under the stockholders’ agreement, the Oak Hill Funds have consent rights with respect to the following matters so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) own 25% or more of the outstanding shares of our common stock: declaration or payments of non-pro rata dividends or non-pro rata repurchases of our common stock or amendments to our organizational documents in a manner adverse to the Oak Hill Funds. In addition, under the stockholders’ agreement, the Oak Hill Funds are granted access to our customary non-public information and members of our management team and are permitted to disclose our confidential information to their affiliates, representatives and advisors. The Oak Hill Funds and their affiliates are permitted to disclose our confidential information if requested or required by law. The Oak Hill Funds and their affiliates are also permitted to disclose our confidential information to any potential purchaser of D&B Entertainment that executes a customary confidentiality agreement. The Oak Hill Funds, as part of a privately negotiated sale of its shares, may assign all or any portion of its rights under the stockholders’ agreement to any transferee. The stockholders’ agreement will terminate upon the written request of the Oak Hill Funds or at such time as the Oak Hill Funds own less than 5% of our common stock.

Registration Rights Agreement

In connection with the IPO, we, the Oak Hill Funds and other of our stockholders prior to the IPO, including some of our directors and executive officers, entered into a registration rights agreement. The registration rights agreement provides that the Oak Hill Funds, under certain circumstances, have the ability to cause us to register our common equity securities under the Securities Act, and provide for procedures by which certain of our equity holders may participate in such registrations. The Oak Hill Funds have an unlimited amount of demand registrations and all holders of registrable securities have customary piggyback registration rights providing them with the right to require us to include shares of common stock held by them in applicable registrations. The Oak Hill Funds may assign, to any of their respective affiliates or as part of a privately negotiated sale of their respective shares, in each case, all or any portion of their rights under the registration rights agreement to any transferee who agrees to be bound by the agreement.

Related Transactions

Contemporaneously with the IPO, the Board of Directors adopted a Related Party Transaction Policy to provide for timely internal review of prospective transactions with related persons, as well as approval or ratification, and appropriate oversight and public disclosure, of such transactions. The Related Party Transaction Policy generally covers transactions with the Company, on the one hand, and a director or executive officer of the Company, a nominee for election as a director of the Company, any security holder of the Company that owns (owns of record or beneficially) five percent or more of any class of the Company’s voting securities and any immediate family member of any of the foregoing persons, on the other hand. The Related Party Transaction Policy exempts certain transactions or arrangements (including, among others, (i) reimbursement or payment of business expenses pursuant to the stockholders’ agreement to be entered into between us and the Oak Hill Funds and (ii) certain corporate opportunities permitted by our amended and restated certificate of incorporation) from its coverage because of their nature, size and/or degree of significance and such exempted transactions are not required to be reported to, reviewed by, and approved or ratified pursuant to the terms of such policy.

The Related Party Transaction Policy supplements the provisions of our Code of Business Conduct and Ethics concerning potential conflict of interest situations, which, pursuant to its terms, provides that unless a written waiver is granted (as explained below), employees may not (a) perform services for or have a financial interest in a private company that is, or may become, a supplier, customer or competitor of us; (b) perform services for or own more than 1% of the equity of a publicly traded company that is, or may become, a supplier, customer or competitor of us or (c) perform outside work or otherwise engage in any outside activity or enterprise that may interfere in any way with job performance or create a conflict with our best interests. Employees are under a continuing obligation to disclose to their supervisors any situation that presents the possibility of a conflict or disparity of interest between the employee and us. An employee’s conflict of interest may only be waived if both the legal department and the employee’s supervisor waive the conflict in writing. An officer’s conflict of interest may only be approved pursuant to the Related Party Transaction Policy.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. This summary is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

As of September 15, 2015, our shares of common stock were held by 280 holders. Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of September 15, 2015, 41,134,602 shares of common stock were outstanding, and there were no outstanding shares of preferred stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights. Accordingly, a plurality of votes cast by holders of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except with respect to the election of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Pursuant to the stockholders’ agreement, the Oak Hill Funds are entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds are entitled to designate one director designee to serve on the Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees is determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership interest in our Company and multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees are currently J. Taylor Crandall, Kevin M. Mailender and Tyler J. Wolfram. Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement also provides that the Oak Hill Funds are entitled to nominate the members of the Nominating and Corporate Governance Committee up to a number of nominees not to exceed the number of directors designated by the Oak Hill Funds on the Board of Directors, and the remaining members will be nominated by the Board of Directors. For so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) own 20% or more of the voting power of the outstanding shares of our common stock, the Nominating and Corporate Governance Committee shall consist of no more than three members. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, consists of at least one member designated by the Oak Hill Funds.

Dividend Rights

Holders of common stock will share equally in any dividend declared out of legally available funds by our Board of Directors, subject to any preferential rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights for additional shares and does not have any sinking fund provisions. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Registration Rights

Certain of our existing stockholders have certain registration rights with respect to our common stock pursuant to the registration rights agreement. For further information regarding these agreements, see “Certain Relationships and Related Transactions—Registration Rights Agreement” and “Shares Eligible for Future Sale.”

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board of Directors has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Our amended and restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of a majority of the remaining members of the Board of Directors or the holders of at least 66 2/3% of the voting power of all shares of capital stock then entitled to vote on the election of directors, voting together as a single class. Furthermore, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our Board of Directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum and in accordance with the stockholders’ agreement.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the Oak Hill Funds (or one or more of their affiliates to the extent assigned thereto) own at least 40% of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the Board of

Directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action. After completion of this offering, the Oak Hill Funds will continue to own less than 40% of our outstanding common stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals. Our amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of a majority of our Board of Directors or by our Chief Executive Officer or at the request of the Oak Hill Funds or any person that acquires at least 10% of the voting power of all outstanding shares of our capital stock from the Oak Hill Funds in a privately negotiated transaction (an “Oak Hill Transferee”), as long as the Oak Hill Funds (or one or more of their affiliates to the extent assigned thereto, or an Oak Hill Transferee, as applicable) owns at least 10% of the voting power of all outstanding shares of our common stock. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our Company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Amendment to Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board of Directors and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment or (ii) if related to provisions regarding the election and removal of directors, exculpation and indemnification, stockholder action, the provision opting-out of Section 203 of the Delaware General Corporation Law (“DGCL”), severability, the amendment of our amended and restated bylaws or amended and restated certificate of incorporation, forum or corporate opportunities thereafter be approved by 66 2/3% of the outstanding shares entitled to vote on the amendment (provided that, so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) hold 10% or more of the issued and outstanding common stock of the Company, amendments to the provisions governing exculpation and indemnification and stockholder action require the affirmative approval of the Oak Hill Funds). Our amended and restated bylaws may be amended subject to any limitations set forth in the bylaws (x) by the affirmative vote of a majority of the directors then in office, without further stockholder action or (y) by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote generally in the election of directors (provided that, so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto) hold 10% or more of the issued and outstanding common stock of the Company, amendments to the provisions governing exculpation and indemnification and stockholder action require the affirmative approval of the Oak Hill Funds).

Authorized but Unissued Shares. The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum. Our amended and restated certificate of incorporation provides that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Delaware Anti-Takeover Statute

Our amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that the Oak Hill Funds, or any affiliate thereof or any person or entity which acquires from any of the foregoing stockholders beneficial ownership of 5% or more of the then outstanding shares of our voting stock in a transaction or any person or entity which acquires from such transferee beneficial ownership of 5% or more of the then outstanding shares of our voting stock other than through a registered public offering or through any broker’s transaction executed on any securities exchange or other over-the-counter market, shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

Our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty. Our amended and restated bylaws provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

In addition, we have entered into amended and restated indemnification agreements with each of our executive officers and directors. The amended and restated indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

We have customary directors’ and officers’ indemnity insurance in place for our directors and executive officers.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunities

Our amended and restated certificate of incorporation and the stockholders’ agreement provide that the Oak Hill Funds and their affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to the Oak Hill Funds or their respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that neither the Oak Hill Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our Company.

Listing

Our common stock is listed on NASDAQ under the symbol “PLAY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Sale of Restricted Securities

As of September 15, 2015, there are outstanding 41,134,602 shares of our common stock. Of these shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the lock-up agreements described below, shares held by our affiliates that are not “restricted securities” as defined in Rule 144 under the Securities Act may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144. As of September 15, 2015, 16,928,116 shares of our common stock held by our existing stockholders were “restricted securities” without giving effect to this offering.

Lock-up Arrangements

In connection with this offering, we, each of our directors, executive officers and the selling stockholders have entered into lock-up agreements as described under “Underwriting” that restrict the sale of our securities for up to 60 days after the date of this prospectus, subject to an extension in certain circumstances.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities. By exercising their registration rights, and selling a large number of shares, these existing stockholders could cause the prevailing market price of our common stock to decline.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

■	one percent of the total number of shares of our common stock outstanding; or

■	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Equity Compensation Plan

On October 9, 2014, we filed a registration statement on Form S-8 under the Securities Act to register 3,100,000 shares of our common stock to be issued or reserved for issuance under the 2014 Stock Incentive Plan and

3,994,048 shares of our common stock to be issued or reserved for issuance under the 2010 Stock Incentive Plan, each referred to under “Executive Compensation.” Shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

Holders of an aggregate of 16,928,116 shares of our common stock are entitled to rights with respect to the registration of these shares under the Securities Act, without giving effect to this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration, except for shares purchased by affiliates. For more information, see “Certain Relationships and Related Transactions—Registration Rights Agreement.”

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your particular circumstances, such as the Medicare tax on certain investment income, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence, are a “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes.

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

■	any individual who is a citizen or resident of the United States,

■	any corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

■	any estate the income of which is subject to United States federal income taxation regardless of its source,

■	any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for United States federal income tax purposes, or

■	any entity or arrangement treated as a partnership.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were U.S. citizens.

If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

Dividends

We do not anticipate making any distributions on our common stock. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of United States federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty, on the gross amount of the dividends paid to you. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E, as applicable, or other applicable form, claiming an exemption from or reduction in withholding under the applicable income tax treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of yours, those dividends will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, but you will not be subject to withholding tax provided an IRS Form W-8ECI, or other applicable form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduction in the rate of, or exemption from, withholding under an income tax treaty with respect to dividends paid with respect to our common stock. In addition, if you are required to provide an IRS Form W-8ECI or other applicable form, as discussed above, you must also provide your United States taxpayer identification number.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, as a non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

■	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of yours (in which case the gain will be subject to United States federal income tax on a net basis at applicable individual or corporate rates and, if you are a foreign corporation, the gain may, under certain circumstances, be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

■	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% United States federal income tax, even though you are not considered a resident alien); or

■	we are or become a United States real property holding corporation (“USRPHC”) at any time during the shorter of the five-year period ending on the date of the disposition of our common stock or your holding period for our common stock (the “applicable period”). We believe that we are not currently, and are not likely to become, a USRPHC. Even if we are or were to become a USRPHC, gain on the sale or other disposition of our common stock by you generally would not be subject to United States federal income tax provided:

■	the common stock was “regularly traded on an established securities market”; and

■	you do not actually or constructively own more than 5% of our outstanding common stock during the applicable period.

Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each of you the amount of dividends paid to you and any tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on our common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of United States federal income tax as described above in “—Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

Other Withholding Requirements

Non-U.S. Holders of our common stock may be subject to U.S. withholding tax at a rate of 30% under sections 1471 through 1474 of the Code (commonly referred to as “FATCA”). This withholding tax may apply if a non-U.S. Holder (or any foreign intermediary that receives a payment on a non-U.S. Holder’s behalf) does not comply with certain U.S. information reporting requirements and does not otherwise qualify for an exemption from these rules. The payments potentially subject to this withholding tax include dividends on our common stock and gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. Certain non-U.S. Holders located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus, dated September 30, 2015, through a number of underwriters. Jefferies LLC and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, dated September 30, 2015, among us, the selling stockholders and Jefferies LLC and Piper Jaffray & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	1,950,000
Piper Jaffray & Co.	1,500,000
William Blair & Company, L.L.C.	720,000
Raymond James & Associates, Inc.	720,000
Stifel, Nicolaus & Company, Incorporated	720,000
BMO Capital Markets Corp.	390,000

Total	6,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities. The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.8325 per share of common stock. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by the selling stockholders as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that the selling stockholders are to pay the underwriters and the proceeds, before expenses, to the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$37.00	$37.00	$222,000,000	$255,300,000
Underwriting discounts and commissions paid by the selling stockholders	$1.3875	$1.3875	$8,325,000	$9,573,750
Proceeds to selling stockholders, before expenses	$35.6125	$35.6125	$213,675,000	$245,726,250

We estimate expenses payable by us in connection with this offering will be approximately $750,000 (inclusive of filing fees payable to the Financial Industry Regulatory Authority, Inc. and up to $30,000 we agreed to reimburse the underwriters for certain of their expenses incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the Underwriting Agreement).

Listing

Our common stock is listed on NASDAQ under the trading symbol “PLAY.”

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 900,000 shares from the selling stockholders, on a pro rata basis, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and each holder of 5% or more of our outstanding common stock have agreed, subject to specified exceptions, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, or

■	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock currently or hereafter beneficially owned, or

■	publicly announce an intention to do any of the foregoing for a period of 60 days after the date of this prospectus without the prior written consent of Jefferies LLC and Piper Jaffray & Co.

This restriction terminates after the close of trading of the common stock on and including the 60th day after the date of this prospectus.

Jefferies LLC and Piper Jaffray & Co. may, at any time or from time to time before the termination of the 60-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, or certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us, the selling stockholders or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates or the selling stockholders and their affiliates, for which they received or will receive customary fees and expenses. In particular, Jefferies Finance LLC, an affiliate of Jefferies LLC, served as a lender under our senior secured credit facility from the 2014 Refinancing. In addition, Stifel Bank & Trust and BMO Harris Bank N.A., affiliates of Stifel, Nicolaus & Company, Incorporated and BMO Capital Markets Corp., respectively, are lenders under our senior secured credit facility from the 2015 Refinancing. They have received customary fees and commissions for such transactions.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates or the selling stockholders and their affiliates. If the underwriters or their respective affiliates have a lending relationship with us or the selling stockholders, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

a person associated with the Company under Section 708(12) of the Corporations Act; or

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and arc permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer common shares to the public” in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with the offering of the common stock will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Dave & Buster’s Entertainment, Inc. and its subsidiaries as of February 1, 2015 and February 2, 2014 and for the fiscal years ended February 1, 2015, February 2, 2014 and February 3, 2013 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the common stock offered hereby. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the information and periodic reporting requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov.

You may request copies of the SEC filings of Dave & Buster’s Entertainment, Inc. and Dave & Buster’s, Inc. and forms of documents pertaining to the securities offered hereby referred to in this prospectus without charge, by written or telephonic request directed to us at Dave & Buster’s Entertainment, Inc., 2481 Mañana Drive, Dallas, Texas 75220, Attention: Investor Relations, Telephone: (214) 357-9588.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Dave & Buster’s Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of Dave & Buster’s Entertainment, Inc. and subsidiaries (the Company) as of February 1, 2015 and February 2, 2014 and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for the fiscal years ended February 1, 2015, February 2, 2014 and February 3, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dave & Buster’s Entertainment, Inc. and subsidiaries as of February 1, 2015 and February 2, 2014, and the results of their operations and their cash flows for the fiscal years ended February 1, 2015, February 2, 2014 and February 3, 2013 in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Dallas, Texas

April 7, 2015

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	FEBRUARY 1, 2015	FEBRUARY 2, 2014
ASSETS
Current assets:
Cash and cash equivalents	$70,876	$38,080
Inventories (Note 2)	18,457	15,354
Prepaid expenses	10,641	9,670
Deferred income taxes (Note 7)	30,962	24,802
Income taxes receivable	2,421	2,445
Other current assets	9,923	8,993

Total current assets	143,280	99,344
Property and equipment (net of $252,160 and $195,339 accumulated depreciation as of February 1, 2015 and February 2, 2014, respectively) (Note 3)	436,048	388,093
Tradenames (Note 4)	79,000	79,000
Goodwill (Note 4)	272,592	272,428
Other assets and deferred charges	19,769	22,893

Total assets	$950,689	$861,758

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt (Note 6)	$—	$1,500
Accounts payable	35,001	36,092
Accrued liabilities (Note 5)	89,198	74,379
Income taxes payable	1,570	1,073
Deferred income taxes (Note 7)	371	—

Total current liabilities	126,140	113,044
Deferred income taxes (Note 7)	27,828	23,654
Deferred occupancy costs	99,847	81,743
Other liabilities	9,157	8,692
Long-term debt, less current installments, net of unamortized discount (Note 6)	429,020	484,177
Commitments and contingencies (Note 11)
Stockholders’ equity:
Common stock, $0.01 par value, 400,000,000 shares authorized shares; 40,217,640 and 33,452,684 issued shares as of February 1, 2015 and February 2, 2014, respectively	402	334
Preferred stock, 50,000,000 shares authorized; none issued	—	—
Paid-in capital	253,685	152,661
Treasury stock, 248,412 shares as of February 1, 2015 and February 2, 2014	(1,189)	(1,189)
Accumulated other comprehensive loss	(646)	(167)
Retained earnings (accumulated deficit)	6,445	(1,191)

Total stockholders’ equity	258,697	150,448

Total liabilities and stockholders’ equity	$950,689	$861,758

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and per share amounts)

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Food and beverage revenues	$359,125	$310,111	$298,421
Amusement and other revenues	387,626	325,468	309,646

Total revenues	746,751	635,579	608,067
Cost of food and beverage	92,122	77,577	73,019
Cost of amusement and other	54,353	47,437	46,098

Total cost of products	146,475	125,014	119,117
Operating payroll and benefits	175,709	150,172	145,571
Other store operating expenses	225,763	199,537	192,792
General and administrative expenses	44,574	36,440	40,356
Depreciation and amortization expense	70,868	66,337	63,457
Pre-opening costs	9,501	7,040	3,060

Total operating costs	672,890	584,540	564,353

Operating income	73,861	51,039	43,714
Interest expense, net (Note 6)	34,789	47,809	47,634
Loss on debt retirement (Note 6)	27,578	—	—

Income (loss) before provision (benefit) for income taxes	11,494	3,230	(3,920)
Provision (benefit) for income taxes (Note 7)	3,858	1,061	(12,702)

Net income	7,636	2,169	8,782

Unrealized foreign currency translation gain (loss)	(479)	(419)	15

Total comprehensive income	$7,157	$1,750	$8,797

Net Income per share:
Basic	$0.22	$0.07	$0.26
Diluted	$0.21	$0.06	$0.26
Weighted average shares used in per share calculations:
Basic	35,314,884	33,187,776	33,186,426
Diluted	37,126,048	34,030,115	33,747,535

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	COMMON STOCK		PAID-IN CAPITAL	TREASURY STOCK AT COST		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
	SHARES	AMT.		SHARES	AMT.
Balance January 29, 2012	33,434,685	$334	$150,275	248,412	$(1,189)	$237	$(12,142)	$137,515

Net income	—	—	—	—	—	—	8,782	8,782
Unrealized foreign currency translation gain	—	—	—	—	—	15	—	15
Stock-based compensation	—	—	1,099	—	—	—	—	1,099

Balance February 3, 2013	33,434,685	334	151,374	248,412	(1,189)	252	(3,360)	147,411

Net income	—	—	—	—	—	—	2,169	2,169
Unrealized foreign currency translation loss	—	—	—	—	—	(419)	—	(419)
Stock-based compensation	—	—	1,207	—	—	—	—	1,207
Sale of stock (Note 9)	17,999	—	80	—	—	—	—	80

Balance February 2, 2014	33,452,684	334	152,661	248,412	(1,189)	(167)	(1,191)	150,448

Net income	—	—	—	—	—	—	7,636	7,636
Unrealized foreign currency translation loss	—	—	—	—	—	(479)	—	(479)
Stock-based compensation	251	—	2,212	—	—	—	—	2,212
Proceeds from the issuance of common stock	6,764,705	68	100,591	—	—	—	—	100,659
Costs associated with the issuance of common stock	—	—	(1,779)	—	—	—	—	(1,779)

Balance February 1, 2015	40,217,640	$402	$253,685	248,412	$(1,189)	$(646)	$6,445	$258,697

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Cash flows from operating activities:
Net income	$7,636	$2,169	$8,782
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	70,868	66,337	63,457
Debt cost and discount amortization (Note 6)	2,295	3,189	2,946
Payment of accreted interest (Note 6)	(50,193)	—	—
Accretion of note discount (Note 6)	8,341	15,881	14,141
Deferred income tax benefit (Note 7)	(1,615)	(801)	(13,548)
Loss on disposal of fixed assets	1,771	2,631	2,640
Loss on debt retirement (Note 6)	8,580	—	—
Share-based compensation charges	2,212	1,207	1,099
Other, net	(73)	676	(1,181)
Changes in assets and liabilities:
Inventories	(3,103)	(505)	(9)
Prepaid expenses	(892)	(157)	1,502
Income tax receivable	25	(1,325)	(1,120)
Other current assets	(911)	3,015	(8,461)
Other assets and deferred charges	4	(364)	924
Accounts payable	8,720	(1,774)	(96)
Accrued liabilities	14,869	6,782	1,574
Income taxes payable	497	291	(711)
Deferred occupancy costs	16,919	12,214	6,691
Other liabilities	765	412	4,166

Net cash provided by operating activities	86,715	109,878	82,796

Cash flows from investing activities:
Capital expenditures	(129,688)	(105,894)	(78,689)
Proceeds from sales of property and equipment	115	217	201

Net cash used in investing activities	(129,573)	(105,677)	(78,488)

Cash flows from financing activities:
Repayments of senior secured credit facility (Note 6)	(144,375)	(1,500)	(1,875)
Repayment of senior notes (Note 6)	(200,000)	—	—
Repayment of senior discount notes (Note 6)	(100,000)	—	—
Borrowings under new senior credit facility (Note 6)	528,675	—	—
Debt issuance costs (Note 6)	(8,212)	(818)	—
Paydown of new senior credit facility (Note 6)	(100,000)	—	—
Proceeds from the issuance of common stock, net of underwriter fees	100,659	—	—
Payment of costs associated with the issuance of common stock	(1,093)	—	—
Sale of common stock (Note 9)	—	80	—

Net cash provided by (used in) financing activities	75,654	(2,238)	(1,875)

Increase in cash and cash equivalents	32,796	1,963	2,433
Beginning cash and cash equivalents	38,080	36,117	33,684

Ending cash and cash equivalents	$70,876	$38,080	$36,117

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$4,937	$2,151	$2,515
Cash paid for interest and related debt fees, net of amounts capitalized	$28,510	$29,096	$32,435
Cash paid for interest and related debt fees, related to debt retirement	$18,998	$—	$—
Cash paid for settlement of accreted interest on senior discount notes	$50,193	$—	$—

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Note 1: Description of Business and Summary of Significant Accounting Policies

Description of business and basis of presentation—Dave & Buster’s Entertainment, Inc. (“D&B Entertainment”), is a Delaware corporation headquartered in Dallas, Texas. As of February 1, 2015, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners, III, L.P. (collectively, the “Oak Hill Funds”) beneficially owned approximately 79.2% of the Company’s outstanding stock.

D&B Entertainment owns no significant assets or operations other than the ownership of all the common stock of Dave & Buster’s Holdings, Inc. (“D&B Holdings”). D&B Holdings owns no significant assets or operations other than the ownership of all the common stock of Dave & Buster’s, Inc. (“D&B Inc”) References to the “Company”, “we”, “us”, and “our” refers to D&B Entertainment and its subsidiaries and any predecessor companies. All material intercompany accounts and transactions have been eliminated in consolidation. The Company’s activities are conducted through D&B Inc. D&B Inc owns and operates high-volume venues in North America that combine dining and entertainment for both adults and families.

On October 9, 2014, we amended our certificate of incorporation to increase our authorized share count to 450,000,000 shares of stock, including 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each with a par value $0.01 per share and to split our common stock 224.9835679 for 1. On October 16, 2014, we amended and restated our certificate of incorporation in its entirety.

On October 9, 2014, we completed our initial public offering of 5,882,353 shares of common stock at a price to the public of $16.00 per share. On October 10, 2014, the Company’s common stock began trading on the NASDAQ Global Market (“NASDAQ”) under the ticker symbol “PLAY”. We had granted the underwriters an option for a period of 30 days to purchase an additional 882,352 shares of our common stock which was exercised in full on October 21, 2014. After underwriting discounts and commissions and offering expenses, we received net proceeds from the initial public offering (the “IPO”) of approximately $98,573. We used these proceeds to prepay a portion of the principal amount of term loan debt outstanding under the new senior secured credit facility.

On February 5, 2015, subsequent to our fiscal 2014 year end, we completed a follow-on offering of 6,600,000 shares of our common stock at a price of $29.50 per share. We granted the underwriters an option to purchase an additional 990,000 shares of our common stock which was exercised in full on February 20, 2015. All of these shares were offered by the selling stockholders. In connection with the offering, 300,151 options were exercised at a weighted average price of $4.49. We issued new shares in satisfaction of this exercise. We received $1,346 upon the exercise of options which were sold as part of this offering.

We operate our business as one operating and one reportable segment. Our one industry segment is the operation and licensing of high-volume entertainment and dining venues under the names “Dave & Buster’s” and “Dave & Buster’s Grand Sports Café”. We operate on a 52 or 53 week fiscal year that ends on the Sunday after the Saturday closest to January 31. Each quarterly period has 13 weeks, except for a 53 week year when the fourth quarter has 14 weeks. Our fiscal years ended February 1, 2015 and February 2, 2014, both consist of 52 weeks. Our fiscal year ended February 3, 2013 consists of 53 weeks.

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States as prescribed by the Securities and Exchange Commission. All dollar amounts are presented in thousands, unless otherwise noted, except share and per share amounts.

During fiscal 2014, we opened eight new stores. As of February 1, 2015, there were 73 stores in the United States and Canada. On August 12, 2014, we permanently closed our location in Kensington/Bethesda, Maryland (“Bethesda”). Revenues for our Bethesda store were $5,416 and $12,036 in fiscal 2014 and fiscal 2013, respectively. Operating income for the store was $823 for fiscal 2014 and $2,896 for fiscal 2013. Included in our fiscal 2014 store count is our location in Farmingdale (Long Island), New York (“Farmingdale”) which closed on

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

February 8, 2015 due to the expiration of our lease. All our fixed assets from the Farmingdale store were either fully depreciated as of the end of the lease term or were transferred to other locations. With past store closures, we have experienced customer migration to stores within the same market. We currently have two other stores in the Long Island market.

Reclassifications—All share and per-share data herein have been retroactively adjusted to reflect the 224.9835679 for 1 stock split as though it had occurred prior to the earliest data presented. One reclassification has been made to the fiscal year 2013 Consolidated Balance Sheets to conform to the fiscal year 2014 presentation. We reclassified $333 of Paid-in capital as of January 29, 2012, February 3, 2013 and February 2, 2014, to Common stock to affect the 224.9835679 for 1 stock split.

Related party transaction—Funds managed by Oak Hill Advisors, L.P. (the “OHA Funds”) comprise one of the creditors participating in the term loan portion of our new senior secured credit facility. As of February 1, 2015, the OHA Funds held approximately 8.3% or $35,626 of our total term loan obligation. Oak Hill Advisors, L.P. is an independent investment firm that is not an affiliate of the Oak Hill Funds and is not under common control with the Oak Hill Funds. Certain employees of the Oak Hill Funds, in their individual capacities, have passive investments in Oak Hill Advisors, L.P. and/or the funds it manages.

As of February 1, 2015, Oak Hill Funds beneficially owned approximately 79.2% of our outstanding stock and certain members of our Board of Directors and our management beneficially owned approximately 3.7% of our outstanding stock. The remaining 17.1% was owned by the public. Subsequent to the follow-on offering transactions, the Oak Hill Funds beneficially own approximately 62.1% of our outstanding stock and certain members of our Board of Directors and our management beneficially own approximately 2.2% of our outstanding stock. The remaining 35.7% is owned by the public. The Oak Hill Funds continue to own a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of NASDAQ.

We have an expense reimbursement agreement with Oak Hill Capital Management, LLC (“Oak Hill Capital”), which provides for the reimbursement of certain costs and expenses. We made payments to Oak Hill Capital of $41, $115 and $76 during fiscal 2014, 2013 and 2012, respectively. We paid compensation of $155, $235 and $235 in fiscal 2014, 2013 and 2012, respectively, to David Jones who serves as a senior advisor to the Oak Hill Funds, and Alan Lacy, who served as a senior advisor to the Oak Hill Funds until December 2014.

Seasonality—Our revenues and operations are influenced by seasonal shifts in consumer spending. Revenues associated with spring and year-end holidays during our first and fourth quarters have historically been higher as compared to the other quarters and will continue to be susceptible to the impact of severe spring and winter weather on customer traffic and sales during those periods. Our third quarter, which encompasses the back-to-school fall season, has historically had lower revenues as compared to the other quarters.

Use of estimates—The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company’s significant estimates include estimates for impairment of goodwill, useful lives of property and equipment, fair value of equity-based compensation, self-insurance reserves, deferred revenue on our Power Cards and gift cards, reserve for outstanding tickets and deferred tax valuation allowances.

Cash and cash equivalents—We consider transaction settlements in process from credit card companies and all highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

Concentration of credit risk—Financial instruments which potentially subject us to a concentration of credit risk are cash and cash equivalents. We currently maintain our day-to-day operating cash balances with major financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

institutions. At times, our operating cash balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. From time to time, we invest temporary excess cash in overnight investments with expected minimal volatility, such as money market funds. Although we maintain balances that exceed the FDIC insured limit, we have not experienced any losses related to this balance, and we believe credit risk to be minimal.

Inventories—Inventories of food, beverages, merchandise and other supplies needed for our food service and amusement operations are stated at the lower of cost or market determined on a first-in, first-out method.

Deferred tax assets—A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax basis of assets and liabilities. As of February 1, 2015, we had recorded $931 as a valuation allowance against a portion of our deferred tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes. If we generate taxable income in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining the amount of valuation allowance no longer required or if an addition to the allowance would be required.

Property and equipment—Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives, which are as follows:

ESTIMATED DEPRECIABLE LIVES (IN YEARS)
Buildings and building improvements	Shorter of 40 or expected ground lease term
Leasehold improvements	Shorter of 20 or expected lease term
Furniture, fixtures and equipment	3-10
Games	5-20

Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs and other site specific costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset.

We review our property and equipment annually, on a store-by-store basis to determine whether facts or circumstances exist that may indicate the carrying values of these long-lived assets are impaired. We compare store-level undiscounted operating cash flows (which exclude interest, general and administrative and other allocated expenses) to the carrying amount of property and equipment allocated to each store. If the expected future cash flows are less than the asset carrying amount (an indication that the carrying amount may not be recoverable), we may recognize an impairment loss. Any impairment loss recognized equals the amount by which the asset carrying amount exceeds its fair value. No impairment charges were recognized in fiscal years 2014, 2013 or 2012.

Goodwill and other intangible assets—In accordance with accounting guidance for goodwill and other intangible assets, goodwill and indefinite lived intangibles, such as tradenames, are not amortized, but are reviewed for impairment at least annually. We perform step one of the impairment test in our fourth quarter unless circumstances require this analysis to be completed sooner. Step one of the impairment test is based upon a comparison of the carrying value of our net assets, including goodwill balances, to the fair value of our net assets. The fair value of our net assets, including goodwill are estimated using a combination of market earnings multiples and discounted cash flow methodologies. Key assumptions used in our testing include future store openings, revenue growth, operating

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

expenses and discount rate. Estimates of revenue growth and operating expenses are based on internal projections considering our past performance and forecasted growth, market economics and the business environment impacting our Company’s performance. Discount rates are determined by using a weighted average cost of capital (“WACC”). The WACC considers market and industry data as well as Company-specific risk factors. These estimates are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions. Our estimates used in the income approach are consistent with the plans and estimates used to manage operations. We evaluate all methods to ensure reasonably consistent results. Based on the completion of the step one test, we determined that goodwill was not impaired.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made at least annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

Based on our analysis, we determined that our intangible assets with an indefinite life, our tradename, was not impaired.

We have developed and acquired certain trademarks that are utilized in our business and have been determined to have finite lives. We also have intangible assets related to our non-compete agreements and customer relationships. These intangible assets are included in “Other assets and deferred charges” on the Consolidated Balance Sheets and are amortized over their useful lives.

Deferred debt issuance costs—The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities. These costs are included in “Other assets and deferred charges” in the Consolidated Balance Sheets, and are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facility. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjusts the future amortization expense. The following table details amounts relating to those assets:

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Balance at beginning of period	$7,954	$10,076	$12,735
New debt issuance payments	8,212	—	—
Write off of unamortized debt issuance cost—refinancing	(6,559)	—	—
Additional deferred financing costs	—	726	—
Write off of unamortized debt issuance cost—early prepayment	(1,347)	—	—
Amortization during period	(2,074)	(2,848)	(2,659)

Balance at end of period	$6,186	$7,954	$10,076

Self-insurance accruals—We are self-insured for certain losses related to workers’ compensation claims, general liability matters and our Company sponsored employee health insurance programs. We estimate the accrued liabilities for our self-insurance programs using historical claims experience and loss reserves, assisted by independent third-party actuaries. To limit our exposure to losses, we maintain stop-loss coverage through third-party insurers.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Fair value disclosures—Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

■	Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

■	Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

■	Level 3 inputs are less observable and reflect our own assumptions.

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and our senior secured credit facility. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of their short maturities. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions.

We may adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired. No such adjustments were made in fiscal year 2014, 2013 or 2012.

Comprehensive income (loss)—Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, unrealized foreign currency translation gain (loss) is included in comprehensive income (loss). Unrealized translation loss for fiscal 2014 was $479. Unrealized translation loss for fiscal 2013 was $419 and unrealized translation gain for fiscal 2012 was $15.

Foreign currency translation—The consolidated financial statements are presented in US dollars, which is our functional and reporting currency. The financial statements related to the operations of our Toronto store are prepared in Canadian dollars. Income statement amounts are translated at average exchange rates for each period, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments for assets and liabilities are included in stockholder’s equity as a component of comprehensive income (loss).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Share-based expense—The expense associated with share-based equity awards granted as more fully described in Note 9 has been calculated as required by current accounting standards related to stock compensation. The grant date fair values of the options granted in 2014, 2013 and 2012 have been determined based on the option pricing method prescribed in AICPA Practice Aid, Valuation of privately-Held-Company Equity Securities Issued as Compensation. The expected term of the options were based on the weighted average of anticipated exercise dates. Since we did not have publicly traded equity securities prior to our IPO, the volatility of our options has been estimated using peer group volatility information. The risk-free interest rate was based on the implied yield on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term. The significant assumptions used in determining the underlying fair value of the weighted-average options granted in fiscal 2014, 2013 and 2012 were as follows:

	2014 STOCK INCENTIVE PLAN	2010 STOCK INCENTIVE PLAN
	FISCAL 2014	FISCAL 2013		FISCAL 2012
	SERVICE BASED	SERVICE BASED	PERFORMANCE BASED	SERVICE BASED	PERFORMANCE BASED
Volatility	51.3%	48.2%	47.0%	44.7%	50.0%
Risk free interest rate	1.96%	1.15%	1.06%	0.78%	0.33%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term—in years	6.8	6.5	6.5	4.9	3.0
Weighted average calculated value	$8.45	$4.72	$4.16	$2.43	$2.25

The options granted in fiscal 2014 were issued pursuant to the terms of the 2014 Omnibus Incentive Plan (“2014 Stock Incentive Plan”). The options granted in fiscal years 2013 and 2012 have been issued pursuant to the terms of the Dave & Buster’s Entertainment, Inc. 2010 Management Incentive Plan (“2010 Stock Incentive Plan “). See future discussion of these plans in Note 9: Equity-based Compensation.

Revenue recognition—Food and beverage revenues are recorded at point of service. Amusement revenues consist primarily of game play credits on Power Cards purchased and used by customers to activate most of the video and redemption games in our midway. Amusement revenues are primarily recognized upon utilization of these game play credits. We have recognized a liability for the estimated amount of unused game play credits which we believe our customers will utilize in the future based on credits remaining on Power Cards, historic utilization patterns and revenue per game play credit sold.

Amusements costs of products—Certain midway games allow customers to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the customer by redeeming the coupons for a prize in our “Winner’s Circle”. Customers may also store the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that we believe will be redeemed in subsequent periods based on coupons outstanding, historic redemption patterns and the estimated redemption cost of products per coupon.

Advertising costs—Advertising costs are recorded as an expense in the period in which we incur the costs or the first time the advertising takes place. Advertising costs expensed were $29,144, $27,475 and $28,502 in fiscal years 2014, 2013 and 2012, respectively. Advertising costs are included in “Other store operating expenses” in the Consolidated Statements of Comprehensive Income.

Lease accounting—Rent expense is recorded on a straight-line basis over the lease term. The lease term commences on the date when we take possession and have the right to control the use of the leased premises. The lease term includes the initial non-cancelable lease term plus any periods covered by renewal options that we consider

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

reasonably assured of exercising. Certain leases contain annual escalation clauses based on fixed escalation terms. The excess of cumulative rent expense, as determined on a straight-line basis, over cumulative rent payments made on leases with fixed escalation terms is recognized as “Deferred occupancy costs” in the Consolidated Balance Sheets. Also included in “Deferred occupancy costs” are construction allowances we receive from the lessor to reimburse us for the cost of leasehold improvements. The amortization related to these allowances is recorded as a reduction to rent expense over the term of the lease.

Additionally, certain of our operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense provided the achievement of that target is considered probable.

We had construction allowance receivables of $6,839 and $5,677 as of February 1, 2015 and February 2, 2014, respectively, related to our new store openings. Such balances are included in “Other current assets” in the Company’s Consolidated Balance Sheets. All receivable amounts are expected to be collected.

Pre-opening costs—Pre-opening costs include costs associated with the opening and organizing of new stores, including the cost of feasibility studies, pre-opening rent, training and recruiting and travel costs for employees engaged in such pre-opening activities. All pre-opening costs are expensed as incurred.

Income taxes—We file consolidated returns with all our domestic subsidiaries. We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We also recognize liabilities for uncertain income tax positions for those items that meet the “more likely than not” threshold.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of federal and state tax regulations. As a result, we have established accruals for taxes that may become payable in future years as a result of audits by tax authorities. Tax accruals are reviewed regularly pursuant to accounting guidance for uncertainty in income taxes. Tax accruals are adjusted as events occur that affect the potential liability for taxes such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax accruals in the future, if or when such events occur.

As of February 1, 2015, we have accrued approximately $905 of unrecognized tax benefits, including approximately $338 of penalties and interest. During fiscal 2014, we recognized approximately $90 of tax benefits and an additional $48 of benefits related to penalties and interest based upon lapsing of time and settlement with taxing jurisdictions. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred income tax accounting, $439 of unrecognized tax benefits, if recognized, would impact the effective tax rate.

Recent accounting pronouncements—In February 2015, the Financial Accounting Standards board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-02, “Consolidation: Amendment to the Consolidation Analysis.” This revised standard improves targeted areas of the consolidation guidance and reduces the number of consolidation models. This update is effective for annual and interim periods in fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of ASU 2015-02 to have a material impact on our consolidated financial position or results of operations.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern: Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which requires the Company’s management to evaluate whether there is substantial doubt about the Company’s ability to continue as a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

going concern. This update is effective for the annual period after December 15, 2016, and for annual and interim periods thereafter. We do not expect the adoption of ASU 2014-15 to have a material impact on our consolidated financial position or results of operations.

In May 2014, the FASB issued guidance in ASU No. 2014-09, outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, this guidance expands related disclosure requirements. This guidance is effective for reporting periods beginning after December 15, 2016. We are currently evaluating the impact this guidance will have on our consolidated financial position and results of operations.

Note 2: Inventories

Inventories consist of the following:

	FEBRUARY 1, 2015	FEBRUARY 2, 2014
Operating store—food and beverage	$4,494	$3,961
Operating store—amusement	6,497	6,214
Corporate supplies, warehouse and other	7,466	5,179

	$18,457	$15,354

Amusement inventory includes electronic equipment, stuffed animals and small novelty items used as redemption prizes for certain midway games, as well as supplies needed for midway operations.

Note 3: Property and Equipment

Property and equipment consist of the following:

	FEBRUARY 1, 2015	FEBRUARY 2, 2014
Buildings and building improvements	$14,305	$14,176
Leasehold improvements	379,468	330,641
Furniture, fixtures and equipment	150,280	117,194
Games	111,166	88,310
Construction in progress	32,989	33,111

Total cost	688,208	583,432
Accumulated depreciation	(252,160)	(195,339)

Property and equipment, net	$436,048	$388,093

Interest costs capitalized during the construction of facilities were $535 for fiscal 2014, $602 for fiscal 2013, and $510 for fiscal 2012.

Property and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Depreciation expense totaled $69,466 for fiscal 2014, $64,933 for fiscal 2013, and $61,957 for fiscal 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Note 4: Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the year ended February 1, 2015 and February 2, 2014 are as follows:

GROSS AMOUNT
Goodwill Balance at February 3, 2013	$272,278
Foreign exchange differences	150

Goodwill Balance at February 2, 2014	272,428
Foreign exchange differences	164

Goodwill Balance at February 1, 2015	$272,592

The following table presents our goodwill and intangible assets at:

		FEBRUARY 1, 2015		FEBRUARY 2, 2014
	USEFUL LIVES	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION
Not subject to amortization:
Goodwill		$272,592	$—	$272,428	$—
Tradenames		79,000	—	79,000	—

Total not subject to amortization		351,592	—	351,428	—

Subject to amortization:
Trademarks	7 years	8,500	(5,681)	8,500	(4,471)
Customer relationships	9 years	1,700	(883)	1,700	(694)
Non-compete agreements	2 years	500	(500)	500	(500)

Total subject to amortization		10,700	(7,064)	10,700	(5,665)

Total goodwill and intangibles		$362,292	$(7,064)	$362,128	$(5,665)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Intangible assets subject to amortization are included in “Other assets and deferred charges”, net of accumulated amortization, on the Consolidated Balance Sheets. The remaining weighted-average amortization period for intangibles subject to amortization is 2.8 years. Amortization expense was $1,402, $1,404, and $1,500 for the fiscal years 2014, 2013, and 2012, respectively. Estimated amortization expense relating to intangible assets subject to amortization for each of the five succeeding years and beyond is as follows:

AMORTIZATION EXPENSE
2015	$1,399
2016	1,399
2017	588
2018	188
2019	62
Thereafter	—

Total future amortization expense	$3,636

Note 5: Accrued Liabilities

Accrued liabilities consist of the following as of:

	FEBRUARY 1, 2015	FEBRUARY 2, 2014
Compensation and benefits	$22,735	$14,459
Deferred amusement revenue	17,037	14,047
Rent	10,874	9,040
Amusement redemption liability	10,815	9,707
Deferred gift card revenue	6,162	4,709
Sales and use taxes	5,244	4,408
Property taxes	3,827	3,159
Current portion of long term insurance reserves	3,361	3,358
Customer deposits	2,086	2,241
Interest	185	4,214
Other	6,872	5,037

Total accrued liabilities	$89,198	$74,379

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Note 6: Long-Term Debt

Long-term debt consisted of the following as of:

	FEBRUARY 1, 2015	FEBRUARY 2, 2014
New senior secured credit facility—term	$430,000	$—
Repaid Debt:
Senior secured credit facility—term	—	144,375
Senior notes	—	200,000
Senior discount notes	—	180,790

Total debt outstanding	430,000	525,165
Less:
Unamortized debt discount—new senior secured credit facility	(980)	—
Unamortized debt discount—senior secured credit facility	—	(550)
Unamortized debt discount—senior discount notes	—	(38,938)
Current installments	—	(1,500)

Long-term debt, less current installments, net of unamortized discount	$429,020	$484,177

New senior secured credit facility—On July 25, 2014, D&B Holdings together with D&B Inc entered into a senior secured credit facility that provides a $530,000 term loan facility with a maturity date of July 25, 2020 and a $50,000 revolving credit facility with a maturity date of July 25, 2019. The $50,000 revolving credit facility includes a $20,000 letter of credit sub-facility and a $5,000 swingline sub-facility. The revolving credit facility will be used to provide financing for general purposes.

The interest rates per annum applicable to loans, other than swingline loans, under our new senior secured credit facility are currently set based on a defined LIBOR rate plus an applicable margin. Swingline loans bear interest at a base rate plus an applicable margin. The loans bear interest subject to a pricing grid based on a secured leveraged ratio, at LIBOR plus a spread ranging from 3.25% to 3.5% for the term loans and LIBOR plus a spread ranging from 3.0% to 3.5% for the revolving loans. The interest rate on the term loan facility at February 1, 2015 was 4.25%.

The senior secured credit facility is secured by the assets of D&B Inc and is unconditionally guaranteed by each of its direct and indirect, existing and future domestic subsidiaries (with certain agreed-upon exceptions). The Company originally received proceeds from the term loan facility of $528,675, net of a $1,325 discount. The discount is being amortized to interest expense over the six-year life of the term loan facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Proceeds from the new senior secured credit facility were used as follows:

Repayment of Dave & Buster’s, Inc. senior credit facility
Outstanding principal	$143,509
Accrued and unpaid interest	460
Legal expenses	41

144,010

Repayment of Dave & Buster’s, Inc. 11% senior notes
Outstanding principal	200,000
Accrued and unpaid interest	3,239
Premium for early redemption	11,000
Additional interest paid to trustee	1,833

216,072

Repayment of Dave & Buster’s Parent, Inc. (now known as D&B Entertainment) 12.25% senior discount notes
Issue price outstanding, net of original issue discount	100,000
Previously accreted interest expense	41,852
Current year interest accretion included in interest expense, net	8,341
Premium for early redemption	4,646
Additional interest paid to trustee	1,478

156,317

Total payments to retire prior debt	516,399

Payments of costs associated with new debt issuance	8,212
Administrative fee paid to administrative agent	31

8,243

Retained cash	4,033

Total proceeds	$528,675

Following the IPO, we prepaid $100,000 principal amount of term loan facility. This payment was applied to the future quarterly payments required by the credit agreement. No principal payments are required until the maturity of the credit facility. In conjunction with the prepayment, we incurred a loss on extinguishment charge of $1,586, consisting of the write-off of unamortized deferred debt issuance cost and unamortized discount related to the portion of the term loan that was prepaid. This loss is included in the “Loss on debt retirement” in the Consolidated Statements of Comprehensive Income.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

As a result of the repayment of all of our prior outstanding debt and the early prepayment of a portion of our new senior secured credit facility, we incurred a loss on debt retirement. The loss on debt retirement is comprised of the following:

FISCAL YEAR ENDED FEBRUARY 1, 2015
Non-cash charges
Write-off of unamortized debt issuance cost—early prepayment	$1,347
Write-off of unamortized debt discount—early prepayment	239
Write-off of unamortized debt issuance cost—refinancing	6,559
Write-off of unamortized debt discount—refinancing	435

8,580

Direct costs associated with debt retirement
Premium for early redemption:
D&B Inc senior notes	11,000
D&B Entertainment senior discount notes	4,646
Additional interest paid to trustee:
D&B Inc senior notes	1,833
D&B Entertainment senior discount notes	1,478
Legal expenses	41

18,998

Loss on debt retirement	$27,578

As of February 1, 2015, we had no borrowings under the revolving credit facility, borrowings of $430,000 ($429,020, net of discount) under the term facility and $5,822 in letters of credit outstanding. We believe that the carrying amount of our term loan facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions. The fair value of the Company’s new senior secured credit facility was determined to be a Level Two instrument as defined by GAAP.

Our senior secured credit facility contains restrictive covenants that, among other things, limit our ability and the ability of our subsidiaries to: incur additional indebtedness, make loans or advances to subsidiaries and other entities, make initial capital expenditures in relation to new stores, declare dividends, acquire other businesses or sell assets. In addition, under our senior secured credit facility, we are required to meet a maximum total leverage ratio if outstanding revolving loans and letters of credit (other than letters of credit that have been backstopped or cash collateralized) are in excess of 30% of the outstanding revolving commitments. As of February 1, 2015, we were not required to maintain any of the financial ratios under the senior secured credit facility and we were in compliance with the other restrictive covenants.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

The following tables set forth our recorded interest expense, net for the periods indicated:

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
D&B Inc, old debt structure interest expense	$13,562	$29,675	$31,393
D&B Inc, new debt structure interest expense	11,455	—	—
D&B Entertainment interest accretion	8,341	15,881	14,141
Amortization of issuance cost and discount	2,295	3,189	2,946
Interest income	(329)	(334)	(336)
Less capitalized interest	(535)	(602)	(510)

Total interest expense, net	$34,789	$47,809	$47,634

Future debt obligations—The following table sets forth our future debt principal payment obligations as of:

FEBRUARY 1, 2015
1 year or less	$—
2 years	—
3 years	—
4 years	—
5 years	—
Thereafter	430,000

Total future payments	$430,000

Note 7: Income Taxes

The following table sets forth our provision (benefit) for income taxes for the periods indicated:

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Current expense
Federal	$739	$615	$536
Foreign	117	97	361
State and local	4,617	1,150	(51)
Deferred benefit	(1,615)	(801)	(13,548)

Total provision (benefit) for income taxes	$3,858	$1,061	$(12,702)

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

The following tables set forth the significant components of our deferred tax liabilities and assets as of:

	FEBRUARY 1, 2015	FEBRUARY 2, 2014
Deferred tax assets:
Deferred revenue and redemption ticket liability	$11,610	$9,540
Tax credit carryovers	8,862	10,297
Leasing transactions	8,036	5,585
Accrued liabilities	4,305	1,985
Workers’ compensation and general liability insurance	3,863	3,429
Deferred compensation	2,553	1,610
State net operating loss carryovers	2,133	3,503
Other	1,958	1,567
Smallware supplies	738	714
Indirect benefit of unrecognized tax benefits	272	225

Total deferred tax assets	44,330	38,455

Valuation allowance for deferred tax assets—US	(931)	(1,388)

Total deferred tax assets, net	43,399	37,067

Deferred tax liabilities:
Trademark/tradename	32,268	31,578
Property and equipment	7,997	4,109
Prepaid expenses	371	232

Total deferred tax liabilities	40,636	35,919

Net deferred tax assets	$2,763	$1,148

The net deferred tax assets are presented in the Consolidated Balance Sheets as follows:

	FEBRUARY 1, 2015	FEBRUARY 2, 2014
Deferred income taxes—current	$30,962	$24,802

Deferred tax assets	30,962	24,802

Deferred income taxes—current	371	—
Deferred income taxes—non current	27,828	23,654

Deferred tax liabilities	28,199	23,654

Net deferred tax assets	$2,763	$1,148

At February 1, 2015, we had a valuation allowance of $931 against our deferred tax assets. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible. In assessing the realizability of our deferred tax assets, at February 1, 2015 we considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based on the level of recent historical taxable income; consistent generation of annual taxable income, and estimations of future taxable income we have concluded that it is more likely than not that we will realize the federal tax benefits

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

associated with our deferred tax assets. We assessed the realizability of the deferred tax assets associated with state taxes, foreign taxes and uncertain tax positions and have concluded that it is more likely than not that we will realize only a portion of these benefits. Accordingly, we have established a valuation allowance to reduce those deferred tax assets to an amount which we believe will ultimately be realized. During fiscal year 2014, as a result of our assessment, we reduced our valuation allowance by $457.

As of February 1, 2015, we had available $8,814 federal tax credit carryovers, including $8,751 of general business credits and $63 of AMT credit carryovers, and $21,904 of state net operating loss carryforwards. There is a 20 year carry-forward on general business credits and AMT credits can be carried forward indefinitely. The general business credits do not begin to expire until 2030 and are expected to be utilized in 2015 based on current enacted tax laws. As of February 1, 2015, we have no federal net operating loss carryforwards. Generally, state net operating losses can be carried forward 20 years. State net operating loss carryforwards do not begin to expire until 2024. As of February 1, 2015, we could not conclude that it was more likely than not that all of our state net operating loss carryforwards, when considered on a state by state basis, will be fully utilized prior to their expiration. Included in our total valuation allowance is $735 related to state net operating losses that may not be realized.

The State of Texas has enacted legislation which established a tax based on taxable margin. As a result of the legislation and in accordance with accounting guidance for income taxes, we recorded an income tax expense of $284, $246 and $269 for the fiscal years 2014, 2013 and 2012, respectively.

The following table sets forth the change in unrecognized tax benefits excluding interest, penalties and related income tax benefits for the periods indicated:

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Balance at beginning of year	$476	$471	$940
Additions for tax positions of prior years	90	176	108
Reductions for tax positions of prior years	—	(32)	(1)
Settlements	—	—	(576)
Lapse of statute of limitations	—	(139)	—

Balance at end of year	$566	$476	$471

As of February 1, 2015 and February 2, 2014, the accrued interest and penalties on the unrecognized tax benefits were $338 and $291, respectively, excluding any related income tax benefits. The Company recorded accrued interest related to the unrecognized tax benefits and penalties as a component of the provision for income taxes recognized in the Consolidated Statements of Comprehensive Income.

We currently anticipate that approximately $14 of unrecognized tax benefits will be settled through federal and state audits or will be recognized as a result of the expiration of statute of limitations during fiscal 2015. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred tax accounting, $439 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

The following table sets forth the reconciliation of the federal statutory rate to the effective income tax rate for the periods indicated:

	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	20.7%	30.8%	1.2%
Foreign taxes	—%	1.8%	0.9%
Nondeductible expenses	11.3%	24.9%	(23.5)%
Tax credits	(31.4)%	(74.8)%	65.8%
Valuation allowance	(4.0)%	7.1%	257.4%
Change in reserve	1.2%	0.2%	32.9%
Other	0.9%	1.7%	(45.7)%

Effective tax rate	33.7%	26.7%	324.0%

We file income tax returns, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to 2010.

Note 8: Leases

We lease certain property and equipment under various non-cancelable operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance and maintenance of the leased assets. Certain leases also have provisions for additional contingent rentals based on revenues. Rent expense is included in “Other store operating expenses” in the Consolidated Statements of Comprehensive Income. For fiscal 2014, rent expense for operating leases was $61,174, including contingent rentals of $3,310. For fiscal 2013, rent expense for operating leases was $54,450, including contingent rentals of $2,858. For fiscal 2012, rent expense for operating leases was $50,561, including contingent rentals of $2,620. At February 1, 2015 future minimum lease payments, including any periods covered by renewal options we are reasonably assured of exercising (including the sale/leaseback transactions described below), are:

2015	2016	2017	2018	2019	THEREAFTER	TOTAL
$63,282	$62,142	$60,937	$57,239	$51,790	$366,670	$662,060

At February 1, 2015, we also had lease commitments on equipment as follows:

2015	2016	2017	2018	2019	THEREAFTER	TOTAL
$778	$336	$107	$2	$—	$—	$1,223

We have signed operating lease agreements for future sites in Euless (Dallas), Texas, Pelham (Long Island), New York, Woburn (Boston), Massachusetts and Kentwood (Grand Rapids), Michigan which are expected to open in the first half of fiscal 2015. The landlord has fulfilled the obligations to commit us to the lease terms under these agreements and therefore, the future obligations related to these locations are included in the table above.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

As of February 1, 2015 we have signed thirteen additional lease agreements for future sites. Our commitments under these agreements are contingent upon among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to these agreements are not included in the table. Subsequently, our future site located in Edina (Minneapolis), Minnesota, included in the thirteen lease agreements noted above, has been delivered by the landlord resulting in future commitments of approximately $19,603.

During 2000 and 2001, we completed the sale/leaseback of three stores and the corporate headquarters. Cash proceeds of $24,774 were received along with two twenty-year notes aggregating $6,750. The notes bear interest of 7.0% to 7.5%. At the end of fiscal years 2014 and 2013, the aggregate balance of the notes receivable due from the lessors under the sale/leaseback agreements was $2,651 and $2,936, respectively. Future minimum principal and interest payments due to us under these notes are as follows:

2015	2016	2017	2018	2019	THEREAFTER	TOTAL
$489	$489	$489	$489	$489	$937	$3,382

Note 9: Equity-based Compensation

2014 Stock Incentive Plan

The 2014 Stock Incentive Plan allows the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock, other stock-based awards and cash-based awards to employees, directors, and consultants of the Company. The maximum number of shares of common stock issuable under the 2014 Stock Incentive Plan is 3,100,000 shares. The term of service-based stock options is determined at the date of grant. Performance-based stock options can be based upon a variety of performance measures as defined in the plan document. Each award agreement will specify the effect of a holder’s termination of employment with, or service for, the Company. Options granted under the 2014 Stock Incentive Plan terminate on the ten-year anniversary of the grants.

Transactions during fiscal year 2014 under the 2014 Stock Incentive Plan were as follows:

SERVICE BASED OPTIONS
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding at beginning of year	—	$—
Granted	444,969	16.00
Exercised	—	—
Forfeited	—	—

Options outstanding at end of year	444,969	$16.00

Options exercisable at end of year	—	$—

2010 Stock Incentive Plan

The 2010 Stock Incentive Plan provides for the granting of options to acquire stock in D&B Entertainment to certain of our employees, outside directors and consultants. The options are subject to either time-based vesting or performance-based vesting. Options granted under the 2010 Stock Incentive Plan terminate on the ten-year anniversary of the grants.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Options provided for in the 2010 Stock Incentive Plan are subject to the grantee’s continued employment with or service to D&B Entertainment or its subsidiaries (subject to certain conditions in the event of grantee termination). Service-based options contain a service-based (or time-based) vesting provision, whereby the options will vest annually in equal amounts.

Performance based options contain various performance-based vesting provisions depending on the type of performance option granted. As a result of the IPO, all unvested performance-based shares were modified and became fully vested. We recognized compensation expense of $859 during fiscal 2014 related to the accelerated vesting of these performance-based options. All time-based options will continue to vest under the existing vesting schedule. As a result of the performance-based options fully vesting, we re-evaluated our forfeiture assumptions and recognized additional compensation expense of $221.

Additionally as a result of the IPO, all stock option awards granted prior to the IPO were adjusted to affect the 224.9835679 for 1 stock split on both number of outstanding options and the exercise price. No further equity or other awards will be made under the 2010 Stock Incentive Plan.

Transactions during fiscal year 2014 under the 2010 Stock Incentive Plan were as follows:

	SERVICE BASED OPTIONS		PERFORMANCE BASED OPTIONS
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding at beginning of year	1,303,236	$5.39	2,690,812	$4.54
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Options outstanding at end of year	1,303,236	5.39	2,690,812	4.54

Options exercisable at end of year	835,802	$4.89	2,690,812	$4.54

We recorded share-based compensation expense related to our stock option plans of $2,212, $1,207 and $1,099 during the fiscal year ended February 1, 2015, February 2, 2014 and February 3, 2013 respectively. The unrecognized expense related to our stock option plan totaled approximately $3,661 as of February 1, 2015 and will be expensed over a weighted average 3.2 years. The weighted average grant date fair value per option granted in fiscal year 2014 was $8.45. The average remaining term for all options outstanding at February 1, 2015 is 6.0 years.

In the event that vesting of the previously unvested options is accelerated for any reason, the remaining unamortized share-based compensation would be accelerated. In addition, assumptions made regarding forfeitures in determining the remaining unamortized share-based compensation would be re-evaluated to determine if additional share-based compensation expense would be required for any changes in the underlying assumptions.

On January 6, 2014, a former member of management exercised his option to purchase 17,999 shares of common stock at a strike price of $4.44. D&B Entertainment issued new shares in satisfaction of this exercise.

Note 10: Employee Benefit Plan

We sponsor a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) for all employees who have completed a specified term of service. We provide for a guaranteed matching of 25% of employee contributions, up to a maximum of 6% of eligible employee

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

compensation, as defined by the 401(k) Plan. The Company also has a discretionary contribution dependent upon attaining certain performance targets. Should the Company achieve the performance target, it would contribute an additional 25% of qualified employee contributions. Employees may elect to contribute up to 50% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. Expenses related to our contributions to the 401(k) Plan were $648, $370, and $382 for fiscal 2014, 2013, and 2012, respectively.

Note 11: Commitments and Contingencies

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business, including claims resulting from employment related matters. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to such legal proceedings and claims will not materially affect the consolidated results of our operations or our financial condition.

We are subject to the terms of a settlement agreement with the Federal Trade Commission (FTC) that requires us, on an ongoing basis, to establish, implement, and maintain a comprehensive information security program that is reasonably designed to protect the security, confidentiality, and integrity of personal information collected from or about consumers. The agreement does not require us to pay any fines or other monetary assessments and we do not believe that the terms of the agreement will have a material adverse effect on our business, operations, or financial performance.

Note 12: Earnings per share

Basic earnings per share (“EPS”) represents net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS represents net income divided by the basic weighted average number of common shares plus, if dilutive, potential common shares outstanding during the period. Potential common shares consist of incremental common shares issuable upon the exercise of outstanding stock options. The dilutive effect of potential common shares is determined using the treasury stock method, whereby outstanding stock options are assumed exercised at the beginning of the reporting period and the exercise proceeds from such stock options are assumed to be used to repurchase our common stock at the average market price during the period.

The following table sets forth the computation of EPS, basic and diluted for the periods indicated:

(in thousands, except per share data)	FISCAL YEAR ENDED FEBRUARY 1, 2015	FISCAL YEAR ENDED FEBRUARY 2, 2014	FISCAL YEAR ENDED FEBRUARY 3, 2013
Numerator:
Net income	$7,636	$2,169	$8,782

Denominator:
Basic weighted average common shares outstanding	35,314,884	33,187,776	33,186,426
Potential common shares for stock options	1,811,164	842,339	561,109
Diluted weighted average common shares outstanding	37,126,048	34,030,115	33,747,535

Earnings (loss) per shares:
Basic	$0.22	$0.07	$0.26
Diluted	$0.21	$0.06	$0.26

We had approximately 4,439,017 and 2,091,411 time-based and vested performance-based stock option awards outstanding under our stock option plans as of February 1, 2015 and February 2, 2014, respectively, which were

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

included in the computation of potential common shares. Unvested performance-based stock options under our stock option plans were not included in the calculation of potential common shares as they did not meet the criteria for inclusion per GAAP guidance.

Note 13: Quarterly Financial Information (unaudited)

	FISCAL YEAR ENDED FEBRUARY 1, 2015
	FIRST QUARTER 5/4/2014	SECOND QUARTER 8/3/2014	THIRD QUARTER 11/2/2014	FOURTH QUARTER 2/1/2015
Total revenues	$194,823	$181,385	$163,474	$207,069
Income (loss) before provision (benefit) for income taxes	16,219	(20,923)	(6,814)	23,012
Net income (loss)	11,461	(13,878)	(4,607)	14,660
Net income (loss) per share of common stock:
Basic	$0.35	$(0.42)	$(0.13)	$0.37
Diluted	$0.34	$(0.42)	$(0.13)	$0.34
Weighted average number of shares outstanding:
Basic	33,204,272	33,204,272	34,881,763	39,969,230
Diluted	34,136,340	33,204,272	34,881,763	43,341,818
Stores open at end of period	68	69	70	73

	FISCAL YEAR ENDED FEBRUARY 2, 2014
	FIRST QUARTER 5/5/2013	SECOND QUARTER 8/4/2013	THIRD QUARTER 11/3/2013	FOURTH QUARTER 2/2/2014
Total revenues	$168,155	$153,723	$142,330	$171,371
Income (loss) before provision (benefit) for income taxes	10,554	(794)	(12,910)	6,380
Net income (loss)	7,550	(98)	(10,160)	4,877
Net income (loss) per share of common stock:
Basic	$0.23	$—	$(0.31)	$0.15
Diluted	$0.22	$—	$(0.31)	$0.14
Weighted average number of shares outstanding:
Basic	33,186,273	33,186,273	33,186,273	33,191,811
Diluted	33,916,570	33,186,273	33,186,273	34,034,149
Stores open at end of period	61	62	64	66

During 2014, we opened eight locations: Westchester (Los Angeles), California and Vernon Hills (Chicago), Illinois in the first quarter, Panama City Beach, Florida in the second quarter, Los Angeles, California and Manchester (Hartford), Connecticut in the third quarter, and Albuquerque, New Mexico, Clackamas (Portland), Oregon, and Greenville, South Carolina in the fourth quarter. During 2013, we opened five locations: Virginia Beach, Virginia, in the second quarter, Syracuse, New York and Albany, New York, in the third quarter, Cary (Raleigh), North Carolina and Livonia (Detroit), Michigan in the fourth quarter Additionally, during the third quarter of fiscal 2014, we permanently closed our Bethesda location. Pre-opening costs incurred in fiscal 2014 were $2,444, $1,848, $3,650 and $1,559 in the first, second, third and fourth quarters, respectively. Pre-opening costs incurred in fiscal 2013 were $872, $1,970, $2,333 and $1,865 in the first, second, third and fourth quarters, respectively. We recognized a loss on debt retirement of $25,986 in the second quarter of fiscal 2014 due to the refinancing of our prior outstanding debt and $1,592 in the third quarter of fiscal 2014 due primarily to the early prepayment of a portion of our new term loan facility.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	AUGUST 2, 2015	FEBRUARY 1, 2015
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$23,722	$70,876
Inventories	19,556	18,457
Prepaid expenses	11,989	10,641
Deferred income taxes	25,235	30,962
Income taxes receivable	3,824	2,421
Other current assets	15,858	9,923

Total current assets	100,184	143,280
Property and equipment (net of $284,735 and $252,160 accumulated depreciation as of August 2, 2015 and February 1, 2015, respectively)	480,927	436,048
Tradenames	79,000	79,000
Goodwill	272,624	272,592
Other assets and deferred charges	18,497	19,769

Total assets	$951,232	$950,689

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt	$7,500	$—
Accounts payable	42,615	35,001
Accrued liabilities	93,723	89,198
Income taxes payable	1,552	1,570
Deferred income taxes	909	371

Total current liabilities	146,299	126,140
Deferred income taxes	21,811	27,828
Deferred occupancy costs	110,390	99,847
Other liabilities	10,586	9,157
Long-term debt, net of unamortized discount	353,500	429,020
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 400,000,000 authorized shares; 41,122,534 and 40,217,640 issued shares as of August 2, 2015 and February 1, 2015, respectively	411	402
Preferred stock, 50,000,000 authorized; none issued	—	—
Paid-in capital	270,411	253,685
Treasury stock, 0 and 248,412 shares as of August 2, 2015 and February 1, 2015, respectively	—	(1,189)
Accumulated other comprehensive loss	(736)	(646)
Retained earnings	38,560	6,445

Total stockholders’ equity	308,646	258,697

Total liabilities and stockholders’ equity	$951,232	$950,689

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands, except share and per share amounts)

	THIRTEEN WEEKS ENDED AUGUST 2, 2015	THIRTEEN WEEKS ENDED AUGUST 3, 2014
Food and beverage revenues	$99,213	$84,916
Amusement and other revenues	118,126	96,469

Total revenues	217,339	181,385
Cost of food and beverage	25,880	21,832
Cost of amusement and other	15,074	14,049

Total cost of products	40,954	35,881
Operating payroll and benefits	50,081	42,330
Other store operating expenses	63,813	57,589
General and administrative expenses	13,501	9,604
Depreciation and amortization expense	19,638	17,386
Pre-opening costs	2,585	1,848

Total operating costs	190,572	164,638

Operating income	26,767	16,747
Interest expense, net	2,223	11,684
Loss on debt retirement	6,822	25,986

Income (loss) before provision (benefit) for income taxes	17,722	(20,923)
Provision (benefit) for income taxes	5,149	(7,045)

Net income (loss)	12,573	(13,878)

Unrealized foreign currency translation gain (loss)	(245)	17

Total comprehensive income (loss)	$12,328	$(13,861)

Net income (loss) per share:
Basic	$0.31	$(0.42)
Diluted	$0.29	$(0.42)
Weighted average shares used in per share calculations:
Basic	40,850,649	33,204,272
Diluted	42,706,155	33,204,272

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands, except share and per share amounts)

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
Food and beverage revenues	$202,778	$177,898
Amusement and other revenues	237,236	198,310

Total revenues	440,014	376,208
Cost of food and beverage	52,660	45,690
Cost of amusement and other	30,840	27,244

Total cost of products	83,500	72,934
Operating payroll and benefits	99,073	85,120
Other store operating expenses	125,007	114,142
General and administrative expenses	26,345	20,069
Depreciation and amortization expense	38,215	34,673
Pre-opening costs	5,359	4,292

Total operating costs	377,499	331,230

Operating income	62,515	44,978
Interest expense, net	6,873	23,696
Loss on debt retirement	6,822	25,986

Income (loss) before provision (benefit) for income taxes	48,820	(4,704)
Provision (benefit) for income taxes	16,705	(2,287)

Net income (loss)	32,115	(2,417)

Unrealized foreign currency translation gain (loss)	(90)	66

Total comprehensive income (loss)	$32,025	$(2,351)

Net income (loss) per share:
Basic	$0.79	$(0.07)
Diluted	$0.76	$(0.07)
Weighted average shares used in per share calculations:
Basic	40,542,895	33,204,272
Diluted	42,527,135	33,204,272

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	COMMON STOCK		PAID-IN CAPITAL	TREASURY STOCK AT COST		ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS	TOTAL
	SHARES	AMT.		SHARES	AMT.
Balance February 1, 2015 (audited)	40,217,640	$402	$253,685	248,412	$(1,189)	$(646)	$6,445	$258,697

Net income	—	—	—	—	—	—	32,115	32,115
Unrealized foreign currency translation gain (loss)	—	—	—	—	—	(90)	—	(90)
Stock-based compensation	—	—	1,621	—	—	—	—	1,621
Excess income tax benefit related to stock-based compensation plans	—	—	11,148	—	—	—	—	11,148
Issuance of common stock upon exercise of options	904,894	9	4,043	—	—	—	—	4,052
Sale of treasury stock	—	—	(86)	(248,412)	1,189	—	—	1,103

Balance August 2, 2015 (unaudited)	41,122,534	$411	$270,411	—	$—	$(736)	$38,560	$308,646

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
Cash flows from operating activities:
Net income (loss)	$32,115	$(2,417)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	38,215	34,673
Payment of accreted interest at debt retirement	—	(50,193)
Accretion of note discount	—	8,341
Deferred income tax benefit (expense)	245	(4,620)
Excess income tax benefit related to stock-based compensation plans	(11,148)	—
Loss on disposal of fixed assets	869	622
Loss on debt retirement	6,790	6,994
Share-based compensation charges	1,621	503
Other, net	699	1,437
Changes in assets and liabilities:
Inventories	(1,099)	100
Prepaid expenses	(1,297)	(1,448)
Income taxes receivable	(1,403)	1,054
Other current assets	(6,077)	1,119
Other assets and deferred charges	(2,968)	(506)
Accounts payable	1,927	5,325
Accrued liabilities	3,893	2,903
Income taxes payable	11,130	(152)
Deferred occupancy costs	10,538	5,925
Other liabilities	1,430	791

Net cash provided by operating activities	85,480	10,451

Cash flows from investing activities:
Capital expenditures	(78,003)	(59,374)
Proceeds from sales of property and equipment	134	22
Receipts on notes receivable	1,220	—

Net cash used in investing activities	(76,649)	(59,352)

Cash flows from financing activities:
Borrowings under new credit facility	434,000	—
Repayments of new credit facility	(73,000)	—
Borrowings under prior senior credit facility	—	528,675
Repayments of prior senior credit facilities and notes	(430,000)	(444,375)
Debt issuance costs	(3,288)	(8,128)
Proceeds from the sale of treasury stock and exercise of stock options	5,155	—
Excess income tax benefit related to stock-based compensation plans	11,148	—

Net cash provided by (used in) financing activities	(55,985)	76,172

Increase (decrease) in cash and cash equivalents	(47,154)	27,271
Beginning cash and cash equivalents	70,876	38,080

Ending cash and cash equivalents	$23,722	$65,351

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$6,661	$1,348
Cash paid for interest, net of amounts capitalized	$6,714	$17,474
Increase (decrease) in fixed asset accrued liabilities	$5,687	$(6,649)
Cash paid for interest and debt fees, related to debt retirement	$32	$18,992
Cash paid for settlement of accreted interest of senior discount notes	$—	$50,193

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Note 1: Description of Business and Basis of Presentation

Description of business and basis of presentation—Dave & Buster’s Entertainment, Inc. (“D&B Entertainment” or the “Company”), is a Delaware corporation headquartered in Dallas, Texas. As of August 2, 2015, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners, III, L.P. (collectively, the “Oak Hill Funds”) beneficially owned approximately 40.1% of the Company’s outstanding stock. Certain members of our Board of Directors and our management beneficially owned approximately 1.1% of our outstanding stock. The remaining 58.8% is owned by the public.

D&B Entertainment owns no significant assets or operations other than the ownership of all the common stock of Dave & Buster’s Holdings, Inc. (“D&B Holdings”). D&B Holdings owns no significant assets or operations other than the ownership of all the common stock of Dave & Buster’s, Inc. (“D&B Inc”). References to the “Company”, “we”, “us”, and “our” refer to D&B Entertainment and its subsidiaries and any predecessor companies. All material intercompany accounts and transactions have been eliminated in consolidation. The Company’s operating activities are conducted through D&B Inc. All dollar amounts are presented in thousands, unless otherwise noted, except share and per share amounts.

We operate our business as one operating and one reportable segment. Our one industry segment is the operation of high-volume entertainment and dining venues under the names “Dave & Buster’s” and “Dave & Buster’s Grand Sports Café”. We operate on a 52 or 53 week fiscal year that ends on the Sunday after the Saturday closest to January 31. Each quarterly period has 13 weeks, except for a 53 week year when the fourth quarter has 14 weeks. Our fiscal years ending January 31, 2016 (“fiscal 2015”) and February 1, 2015 (“fiscal 2014”), both consist of 52 weeks.

As of August 2, 2015, there were 76 stores in the United States and Canada. During the first twenty-six weeks of fiscal 2015 we opened four new stores and permanently closed our location in Farmingdale (Long Island), New York (“Farmingdale”) on February 8, 2015. Revenues for our Farmingdale store were $110 and $4,328 in the twenty-six weeks ended August 2, 2015 and August 3, 2014, respectively. Operating loss for this store was $380 for the twenty-six weeks ended August 2, 2015 and operating income was $698 for the same period of fiscal 2014. On August 12, 2014, we permanently closed our location in Kensington/Bethesda, Maryland (“Bethesda”). Revenues for our Bethesda store were $5,231 and operating income was $865 for the twenty-six weeks ended August 3, 2014. Subsequent to the end of our second quarter, we opened a new store in Edina (Minneapolis), Minnesota on August 3, 2015.

In October 2014, we amended and restated our certificate of incorporation to increase our authorized share count to 450,000,000 shares of stock, including 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each with a par value $0.01 per share and to split our common stock 224.9835679 for 1. Additionally, we completed our initial public offering (the “IPO”) of 6,764,705 shares of common stock at a price of $16.00 per share. Unless otherwise noted herein, historic share data has been adjusted to give effect to the stock split.

In February 2015, we completed another follow-on offering of 7,590,000 shares of our common stock (including the underwriters overallotment option of 990,000 shares) at a price of $29.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 300,151 options were exercised at a weighted average price of $4.49. We issued new shares in satisfaction of this exercise. We received $1,346 upon the exercise of options which were sold as part of this offering.

On May 27, 2015, we completed a follow-on offering of 9,775,000 shares of our common stock (including the underwriters overallotment option of 1,275,000 shares) at a price of $31.50 per share. All of these shares were offered by the selling stockholders. In connection with the offering, 853,155 options were exercised at a weighted average price of $4.46. We issued 604,743 new shares and utilized 248,412 treasury shares in satisfaction of this exercise. We received $3,809 upon the exercise of options which were sold as part of this offering.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Related party transactions—We have an expense reimbursement agreement with Oak Hill Capital Management, LLC (“Oak Hill Capital”), which provides for the reimbursement of certain costs and expenses. We made payments to Oak Hill Capital of $17 and $31 during the thirteen and twenty-six weeks ended August 2, 2015 and $7 and $34 during the thirteen and twenty-six weeks ended August 3, 2014, respectively. We paid compensation of $0 and $39 during the thirteen and twenty-six weeks ended August 2, 2015 and $59 and $118 during the thirteen and twenty-six weeks ended August 3, 2014, respectively, to David Jones who serves as a senior advisor to the Oak Hill Funds, and Alan Lacy, who served as a senior advisor to the Oak Hill Funds until December 2014.

Interim financial statements—The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States for interim financial information as prescribed by the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Operating results for the thirteen and twenty-six weeks ended August 2, 2015 are not necessarily indicative of results that may be expected for any other interim period or for the year ending January 31, 2016. Our quarterly financial data should be read in conjunction with the audited financial statements and notes thereto for the year ended February 1, 2015, included in our Annual Report on Form 10-K as filed with the SEC.

Concentration of credit risk—Financial instruments which potentially subject us to a concentration of credit risk are cash and cash equivalents. We currently maintain our day-to-day operating cash balances with major financial institutions. At times, our operating cash balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. From time to time, we invest temporary excess cash in overnight investments with expected minimal volatility, such as money market funds. Although we maintain balances that exceed the FDIC insured limit, we have not experienced any losses related to this balance, and we believe this credit risk to be minimal.

Use of estimates—The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company’s significant estimates include estimates for impairment of goodwill, useful lives of property and equipment, fair value of equity-based compensation, self-insurance reserves, deferred revenue on our Power Cards and gift cards, reserve for outstanding tickets, estimated effective tax rates and deferred tax valuation allowances.

Recent accounting pronouncements—In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory that is recorded using the first-in, first-out method to be measured at the lower of cost or net realizable value. This update is effective for annual and interim periods beginning after December 15, 2016 with early adoption permitted. We currently do not expect the adoption of ASU 2015-11 to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The amendments in this update provide guidance to customers as to whether a cloud computing arrangement includes a software license. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. ASU 2015-05 is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in ASU 2015-03 require the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for annual and interim periods beginning on or after December 15, 2015. As of August 2, 2015, if we were to adopt ASU 2015-03, $3,138 of net deferred financing costs would be reclassified from “Other assets and deferred charges” to a reduction in the carrying amount of our debt.

Note 2: Accrued Liabilities

Accrued liabilities consist of the following as of:

	AUGUST 2, 2015	FEBRUARY 1, 2015
Compensation and benefits	$21,503	$22,735
Deferred amusement revenue	21,075	17,037
Rent	11,984	10,874
Amusement redemption liability	11,494	10,815
Deferred gift card revenue	5,223	6,162
Property taxes	4,553	3,827
Sales and use tax	4,244	5,244
Current portion of long-term insurance reserves	3,361	3,361
Customer deposits	2,319	2,086
Other	7,967	7,057

Total accrued liabilities	$93,723	$89,198

Note 3: Long-Term Debt

Long-term debt consists of the following as of:

	AUGUST 2, 2015	FEBRUARY 1, 2015
Credit facility - term	$150,000	$—
Credit facility - revolver	211,000	—
July 2014 credit facility	—	430,000

Total debt outstanding	361,000	430,000
Less:
Unamortized debt discount	—	(980)
Current installments	(7,500)	—

Long-term debt, less current installments, net of unamortized discount	$353,500	$429,020

New Credit Facility—On May 15, 2015, we entered into a new senior secured credit facility that provides a $150,000 term loan facility and a $350,000 revolving credit facility (the “Credit Facility”) with a maturity date of May 15, 2020. The $350,000 revolving credit facility includes a $20,000 letter of credit sub facility and a $10,000 swingline sub facility. The revolving credit facility is available to provide financing for general purposes. The Credit Facility is secured by the assets of D&B Inc and is unconditionally guaranteed by D&B Holdings and each of its direct and indirect domestic wholly-owned subsidiaries.

The proceeds of the Credit Facility were used to refinance in full the balance of a prior credit facility of $430,000 (the “July 2014 credit facility”) and to pay related interest and expenses. As a result of the current refinancing, we

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

incurred a loss on extinguishment charge of $6,822, consisting of the write-off of unamortized debt issuance costs, unamortized discount and cash paid for related debt fees. Additionally, we utilized $73,000 of available cash on hand to pay down a portion of the outstanding revolving portion of the Credit Facility.

As of August 2, 2015, we had letters of credit outstanding of $5,185 and $133,815 of borrowing available under our Credit Facility. We believe that the carrying amount of the Credit Facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions. The fair value of the Company’s Credit Facility was determined to be a Level Two instrument as defined by GAAP.

The interest rates per annum applicable to loans, other than swingline loans, under the Credit Facility are currently set based on a defined LIBOR rate plus an applicable margin. Swingline loans bear interest at a base rate plus an applicable margin. The loans bear interest subject to a pricing grid based on a secured leveraged ratio, at LIBOR plus a spread ranging from 1.50% to 2.25% for the term loans and the revolving loans. The stated interest rate on the Credit Facility at August 2, 2015 was 2.19%. The weighted average effective interest rate incurred on our borrowings under the Credit Facility was 2.55%. The weighted average effective rate includes amortization of debt issuance costs, commitment and other fees.

Prior credit facilities—During the second quarter of fiscal 2014, proceeds of $528,675 from the July 2014 credit facility were used to refinance all the outstanding credit facility and note balances at that time and to pay related premiums, interest and expenses of $30,850. The outstanding credit facility and notes at July 25, 2014 included $143,509 on a senior secured credit facility, $200,000 aggregate principal amount of 11.0% senior notes due June 1, 2018, and the outstanding 12.25% senior discount notes due February 15, 2016 (with a $150,193 accreted value as of July 25, 2014). As a result of the refinancing, we incurred a loss on extinguishment charge of $25,986, consisting of premiums for early repayment, additional interest charges, and write-off of unamortized debt issue costs and unamortized discount.

Future debt obligations—The following table sets forth our future debt principal payment obligations as of:

AUGUST 2, 2015
1 year or less	$7,500
2 years	7,500
3 years	7,500
4 years	7,500
5 years	331,000
Thereafter	—

Total future payments	$361,000

The following tables set forth our recorded interest expense, net for the periods indicated:

	THIRTEEN WEEKS ENDED AUGUST 2, 2015	THIRTEEN WEEKS ENDED AUGUST 3, 2014
D&B Inc debt-based interest expense	$2,649	$7,110
D&B Entertainment note interest accretion	—	4,018
Amortization of issuance cost and discount	193	756
Gain on early collection on a note receivable	(493)	—
Interest income	(79)	(67)
Less capitalized interest	(47)	(133)

Total interest expense, net	$2,223	$11,684

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
D&B Inc debt-based interest expense	$7,350	$14,173
D&B Entertainment note interest accretion	—	8,341
Amortization of issuance cost and discount	526	1,556
Gain on early collection of a note receivable	(493)	—
Interest income	(146)	(135)
Less capitalized interest	(364)	(239)

Total interest expense, net	$6,873	$23,696

During the second quarter ended August 2, 2015, a note receivable, with an outstanding principal balance of $1,220, was fully collected prior to the scheduled repayment terms. The carrying value of the note was $727, net of discount. Interest income for the quarter includes a $493 gain related to the collection of the note receivable.

Note 4: Income Taxes

The following table sets forth our provision (benefit) for income taxes for the periods indicated:

	THIRTEEN WEEKS ENDED AUGUST 2, 2015	THIRTEEN WEEKS ENDED AUGUST 3, 2014
Current provision (benefit):
Federal	$8,757	$(1,162)
State and local	1,773	78
Foreign	(57)	89
Deferred benefit	(5,324)	(6,050)

Total provision (benefit) for income taxes	$5,149	$(7,045)

	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
Current provision (benefit):
Federal	$12,749	$982
State and local	3,506	1,111
Foreign	205	240
Deferred expense (benefit)	245	(4,620)

Total provision (benefit) for income taxes	$16,705	$(2,287)

At August 2, 2015, we had a valuation allowance of $848 against our deferred tax assets. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income in the jurisdiction and during periods in which temporary differences become deductible. In assessing the realizability of our deferred tax assets,

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

we considered whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based on the level of recent historical taxable income; consistent generation of annual taxable income, and estimations of future taxable income we have concluded that it is more likely than not that we will realize the federal tax benefits associated with our deferred tax assets. We assessed the realizability of the deferred tax assets associated with state taxes, foreign taxes and uncertain tax positions and have concluded that it is more likely than not that we will realize only a portion of these benefits. Accordingly, we have established a valuation allowance to reduce those deferred tax assets to an amount which we believe will ultimately be realized.

As of August 2, 2015, we had $1,885 remaining available federal tax credit carryovers, including $1,822 of general business credits and $63 of Alternative Minimum Tax (“AMT”) credit carryovers, and $43,156 of state net operating loss carryforwards. There is a 20 year carry-forward on general business credits and AMT credits can be carried forward indefinitely. The general business credits do not begin to expire until 2030 and are expected to be utilized in fiscal 2015 based on current enacted tax laws. As of August 2, 2015, we have no federal net operating loss carryforwards. Generally, state net operating losses can be carried forward 20 years. State net operating loss carryforwards do not begin to expire until 2024. As of August 2, 2015, we could not conclude that it was more likely than not that all of our state net operating loss carryforwards, when considered on a state by state basis, will be fully utilized prior to their expiration. Included in our total valuation allowance is $646 related to state net operating losses that may not be realized.

As of August 2, 2015 and August 3, 2014, the accrued interest and penalties on the unrecognized tax benefits were $371 and $308, respectively, excluding any related income tax benefits. The Company recorded accrued interest related to the unrecognized tax benefits and penalties as a component of the provision for income taxes recognized in the Consolidated Statements of Comprehensive Income (Loss).

We currently anticipate that approximately $14 of unrecognized tax benefits will be settled through federal and state audits or will be recognized as a result of the expiration of statute of limitations during fiscal 2015. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred tax accounting, $744 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file a consolidated income tax return with all our domestic subsidiaries, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to 2010.

Note 5: Commitments and Contingencies

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business, including claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to such legal proceedings and claims will not materially affect the consolidated results of our operations or our financial condition.

We lease certain property and equipment under various non-cancelable operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance and maintenance of the leased assets. Certain leases also have provisions for additional contingent rentals based on revenues.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

The following table sets forth our lease commitments as of August 2, 2015:

1 year or less	$68,124
2 years	67,675
3 years	65,497
4 years	61,447
5 years	54,288
Thereafter	415,095

Total future payments	$732,126

We have signed operating lease agreements for our store located in Edina (Minneapolis), Minnesota which opened for business on August 3, 2015 and future sites located in San Antonio, Texas, Friendswood (Houston), Texas and Glendale (Phoenix), Arizona, which are expected to open in the second half of fiscal 2015 or early fiscal 2016. We also have a signed lease agreement for a future site in Buffalo, New York which will replace an existing location and is expected to open in the third quarter of fiscal 2015. The landlord has fulfilled the obligations to commit us to the lease terms under these agreements and therefore, the future obligations related to these locations are included in the table above.

As of August 2, 2015, we have signed twelve additional lease agreements for future sites. Our commitments under these agreements are contingent upon, among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to these agreements are not included in the table. Subsequent to the quarter ended August 2, 2015, our future site located in Springfield (Greater DC), Virginia, included in the twelve lease agreements noted above, has been delivered by the landlord resulting in future commitments of approximately $27,465.

Note 6: Earnings per share

Basic earnings per share (“EPS”) represents net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS represents net income divided by the basic weighted average number of common shares plus, if dilutive, potential common shares outstanding during the period. Potential common shares consist of incremental common shares issuable upon the exercise of outstanding stock options or the fulfillment of restricted and performance share vesting conditions. The dilutive effect of potential common shares is determined using the treasury stock method, whereby outstanding stock options are assumed exercised at the beginning of the reporting period and the exercise proceeds from such stock options, the average measured but unrecognized compensation cost during the period and certain tax benefits that will be credited to additional paid-in capital upon exercise are assumed to be used to repurchase our common stock at the average market price during the period.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

The following tables set forth the computation of EPS, basic and diluted for the periods indicated:

(in thousands, except share and per share data)	THIRTEEN WEEKS ENDED AUGUST 2, 2015	THIRTEEN WEEKS ENDED AUGUST 3, 2014
Numerator:
Net income (loss)	$12,573	$(13,878)
Denominator:
Basic weighted average common shares outstanding	40,850,649	33,204,272
Potential common shares for equity-based awards	1,855,506	—
Diluted weighted average common shares outstanding	42,706,155	33,204,272
Net income (loss) per share:
Basic	$0.31	$(0.42)
Diluted	$0.29	$(0.42)

(in thousands, except share and per share data)	TWENTY-SIX WEEKS ENDED AUGUST 2, 2015	TWENTY-SIX WEEKS ENDED AUGUST 3, 2014
Numerator:
Net income (loss)	$32,115	$(2,417)
Denominator:
Basic weighted average common shares outstanding	40,542,895	33,204,272
Potential common shares for equity-based awards	1,984,240	—
Diluted weighted average common shares outstanding	42,527,135	33,204,272
Net income (loss) per share:
Basic	$0.79	$(0.07)
Diluted	$0.76	$(0.07)

We had approximately 3,544,420 and 2,310,131 time-based and vested performance-based stock option awards outstanding under our stock option plans as of August 2, 2015 and August 3, 2014, respectively, which were included in the computation of potential common shares. Unvested performance-based stock options under our stock option plans were not included in the calculation of potential common shares as they did not meet the criteria for inclusion per GAAP guidance.

Note 7: Equity-based Compensation

As of August 2, 2015, options to purchase 3,544,420 shares of common stock were outstanding; of which 2,591,950 were vested and 952,470 were unvested. Current unvested options vest over time.

For the thirteen and twenty-six weeks ended August 2, 2015, there were exercises of stock options for 853,155 and 1,153,306 shares. There were no grants issued in the thirteen weeks ended August 2, 2015 and grants of 258,709 stock options and 71,741 shares of restricted stock in the twenty-six weeks ended August 2, 2015. All stock options granted during fiscal 2015 are time-based options. Restricted stock grants included 10,799 time-based shares granted to certain Board of Director members and 60,942 performance-based restricted stock units granted to management and certain other employees of the Company.

Restricted shares vest over time or upon the Company achieving certain financial goals. We base the amount of unearned compensation recorded for restricted shares on the market value of the shares on the date of issuance. As

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

of August 2, 2015, we had total unrecognized compensation expense of $7,424, related to unvested stock options and restricted shares, which we expect to recognize over a weighted-average period of 2.4 years.

Total stock-based compensation expense was $1,072 and $229 for the thirteen weeks ended August 2, 2015 and August 3, 2014 and was $1,621 and $503 for the twenty-six weeks ended August 2, 2015 and August 3, 2014, respectively.

2014 Stock Incentive Plan

The 2014 Omnibus Incentive Plan (“2014 Stock Incentive Plan”) allows the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock, other stock-based awards and cash-based awards to employees, directors, and consultants of the Company. The maximum number of shares of common stock issuable under the 2014 Stock Incentive Plan is 3,100,000 shares. The term of service-based stock options is determined at the date of grant. Performance-based stock options can be based upon a variety of performance measures as defined in the plan document. Each award agreement will specify the effect of a holder’s termination of employment with, or service for, the Company. Options granted under the 2014 Stock Incentive Plan terminate on the ten-year anniversary of the date of grant.

2010 Stock Incentive Plan

The Dave & Buster’s Entertainment, Inc. 2010 Management Incentive Plan (“2010 Stock Incentive Plan”) provided for the granting of options to acquire stock in D&B Entertainment to certain of our employees, outside directors and consultants. The options are subject to either time-based vesting or performance-based vesting. Options granted under the 2010 Stock Incentive Plan terminate on the ten-year anniversary of the date of grant. All performance-based options outstanding prior to our IPO were vested in connection with our IPO. Upon adoption of the 2014 Stock Incentive Plan, no further grants are permitted under the 2010 Stock Incentive Plan.

Additionally, as a result of the IPO, all stock option awards granted prior to the IPO were adjusted to affect the 224.9835679 for 1 stock split on both number of outstanding options and the exercise price.

6,000,000 Shares

Dave & Buster’s Entertainment, Inc.

Common Stock

PROSPECTUS

Jefferies

Piper Jaffray

William Blair

Raymond James

Stifel

BMO Capital Markets

September 30, 2015